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08000238

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Rossi Residencial SA

*CURRENT ADDRESS Av. Mj Sylvio de M. Padilha
5200 3° a.
05677-000 Sao Paolo
Brazil

**FORMER NAME

**NEW ADDRESS

PROCESSED
JAN 17 2008
THOMSON FINANCIAL

FILE NO. 82- 04638

FISCAL YEAR 12/31/06

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

2G3-2B (INITIAL FILING)	[ ]	AR/S (ANNUAL REPORT)	[✓]
2G32BR (REINSTATEMENT)	[✓]	SUPPL (OTHER)	[ ]
EF 14A (PROXY)	[ ]		

OICF/BY: EBS

DAT : 1/14/08

FEDERAL PUBLIC SERVICE
CVM – SECURITIES COMMISSION
IAN – ANNUAL INFORMATION   Base-Date – December 12, 2006

External Disclosure

Corporate Law

082-04638

Spontaneous Resubmission

THE REGISTRATION WITH THE CVM DOES NOT IMPLY ANY APPRECIATION OF THE COMPANY, AND ITS ADMINISTRATORS ARE RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 – IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 – CNPJ No.
016306	ROSSI RESIDENCIAL S/A	61065751000180
4 – COMMERCIAL NAME		
5 – PREVIOUS CORPORATE NAME		
6 – NIRE No. 35300108078		
7 – WEBSITE www.rossiresidencial.com.br		

01.02 – HEADQUARTERS

1 – COMPLETE ADDRESS Av. Mj. Sylvio de M. Padilha, 5200 3º a.				2 – NEIGHBORHOOD OR DISTRICT Morumbi
3 – CEP (Zip Code) 05677-000	4 – MUNICIPALITY São Paulo			5 – STATE SP
6 – Area Code 011	7 – TELEPHONE No. 3759-8500	8 – TELEPHONE No.	9 – TELEPHONE No.	10 – TELEX
11 – Area Code 011	12 – FAX 3759-8547	13 – FAX -	14 – TAX -	
15 – E-MAIL sergiorossi@rossiresidencial.com.br				

01.03 – SHAREHOLDERS DEPARTMENT

SERVICE AT THE COMPANY

1 – NAME Sérgio Pedroso Rossi Cuppoloni				
2 – POSITION Investor Relationship Officer				
3 – COMPLETE ADDRESS Av. Mj. Sylvio de M. Padilha, 5200 cj. 31				4 – NEIGHBORHOOD OR DISTRICT Morumbi
5 – CEP (Zip Code) 05677-000	6 – MUNICIPALITY São Paulo			7 – STATE SP
8 – Area Code 011	9 – TELEPHONE No. 3759-7232	10 – TELEPHONE No.	11 – TELEPHONE No.	12 – TELEX
13 – Area Code 011	14 – FAX 3759-0559	15 – FAX -	16 – TAX -	
17 – E-MAIL sergiorossi@rossiresidencial.com.br				

ISSUING AGENT / DEPOSITARY FINANCIAL INSTITUTION

18 – NAME Banco Bradesco S.A.				
19 – CONTACT Ludmila Vanessa				
20 – COMPLETE ADDRESS Avenida Yara, s/n				4 – NEIGHBORHOOD OR DISTRICT Vl. Yara
22 – CEP (Zip Code) 06029-900	23 – MUNICIPALITY Osasco			24 – STATE SP
25 – Area Code 11	26 – TELEPHONE No. 3684-2094	27 – TELEPHONE No. 3684-4822	28 – TELEPHONE No. 3684-3749	29 – TELEX
30 – Area Code 11	31 – FAX 3684-3811	32 – FAX -	33 – TAX -	
34 – E-MAIL 4010.ludmila@bradesco.com.br				

RECEIVED
2007 JAN -3 A 11:39

12-31-06
AR/S

Spontaneous Resubmission

01.01 – IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 – CNPJ No.
01630-6	ROSSI RESIDENCIAL S/A	610657510001-80

01.04 – INVESTOR RELATIONSHIP OFFICER (Company Mail Address)

1 – NAME Sérgio Pedroso Rossi Cuppoloni				
2 – COMPLETE ADDRESS Av. Mj. Sylvio de M. Padilha, 5200 cj. 31			3 – NEIGHBORHOOD OR DISTRICT Morumbi	
4 – CEP (Zip Code) 05677-000	5 – MUNICIPALITY São Paulo			6 – STATE SP
7 – Area Code 011	8 – TELEPHONE No. 3759-7222	9 – TELEPHONE No. -	10 – TELEPHONE No. -	11 – TELEX
12 – Area Code 011	13 – FAX 3759-7251	14 – FAX -	15 – TAX -	
16 – E-MAIL sergiorossi@rossiresidencial.com.br				
17 – BRAZILIAN OFFICER Yes	18 – CPF No. 135.199.388-71	19 – PASSPORT		

01.05 – REFERENCE / AUDITOR

1 – START DATE OF LAST FISCAL YEAR 01/01/2006	2 – END DATE OF LAST FISCAL YEAR 12/31/2006
3 – START DATE OF CURRENT FISCAL YEAR 01/01/2007	4 – END DATE OF CURRENT FISCAL YEAR 12/31/2007
5 – AUDITOR'S NAME/CORPORATE NAME Terco Grant Thornton Auditores Independentes	6 – CVM CODE 00635-1
7 – NAME OF THE RESPONSIBLE TECHNICIAN José André Viola Ferreira	8 – RESP. TECHNICIAN'S CPF No. 163.086.958-90

01.06 – CHARACTERISTICS OF THE COMPANY

1 – STOCK MARKET IN WHICH THE COMPANY IS REGISTERED

[ ] BVBAAL	[ ] BVMESB	[ ] BVPR	[ ] BVRJ	[ ] BVST
[ ] BVES	[ ] BVPP	[ ] BVRG	[X] BOVESA	[ ]

2 – NEGOTIATION MARKET Stock Market	
3 – TYPE OF SITUATION Operational	
4 – ACTIVITY CODE 1110 – Civil Construction, Construction Material, and Decoration	
5 – PRINCIPAL ACTIVITY Incorporation and Construction	6 – PREF. SHARES WITH CLASSES NO

Spontaneous Resubmission

01.01 - IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 – CNPJ No.
01630-6	ROSSI RESIDENCIAL S/A	610657510001-80

01.07 – SHARE CONTROL / SECURITIES

1- NATURE OF SHARE CONTROL
National Private

2 – SECURITIES ISSUED BY THE COMPANY.

X Shares
Debentures convertible into Shares
Participation Certificates
Simple Debentures
Subscription Bonuses
Collective Investment Certificate (CIC)
Real Estate Receivables Certificate (CRI)
Promissory Note (NP)
BDR
Others
Description

01.07 – PUBLICATION OF DOCUMENTS

1 – NOTIFICATION TO SHAREHOLDERS ABOUT THE AVAILABILITY OF DFs.

2 – MINUTES OF THE ORDINARY GENERAL MEETING THAT APPROVED THE DFs.
May 15, 2007

3 – DATE OF CALL OF ORDINARY GENERAL MEETING TO APPROVE THE DFs.
April 12, 2007

4 – PUBLICATION OF FINANCIAL STATEMENTS
February 15, 2007

01.08 – NEWSPAPERS IN WHICH THE COMPANY DIVULGES INFORMATION

1 – ITEM	2 – NEWSPAPER'S NAME	3 – STATE
01	Diário Oficial do Estado de SP [Official Gazette of the State of São Paulo]	SP
02	O Estado de São Paulo	SP

01.10 – INVESTOR RELATIONS OFFICER

1 – DATE	2 - SIGNATURE
July 19, 2007	

01.01 - IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 – CNPJ No.
01630-6	ROSSI RESIDENCIAL S/A	610657510001-80

02.01.01 – CURRENT OFFICERS AND MEMBERS OF THE BOARD OF DIRECTORS

1 – ITEM	2 – NAME	3 – CPF No.	4 – DATE OF ELECTION	5 – TERM OF COMMISSION	6 – TYPE CODE OF ADMINISTRATOR	7 – ELECTED AS CONTROLLER	8 – POSITION / FUNCTION	9 – FUNCTION
01	João Rossi Cuppoloni	004.563.908-63	April 27, 2007	1 year	2	YES	20	Chairman of Board of Directors
02	Edmundo Rossi Cuppoloni	004.232.708-34	April 27, 2007	1 year	2	YES	21	Deputy Chairman of Board of Directors
03	João Paulo Franco Rossi Cuppoloni	004.165.377-74	April 27, 2007	1 year	2	YES	22	Board of Directors (Sitting)
04	Marcelo Serfaty	693.156.557-53	April 27, 2007	1 year	2	YES	29	Independent Member
05	Eleazar de Carvalho Filho	382.478.107-78	April 27, 2007	1 year	2	YES	29	Independent Member
06	Heitor Cantergiani	397.112.008-30	January 26, 2006	3 years	1		10	Chief Executive Officer / Superintendent
07	Renata Rossi Cuppoloni	011.233.497-03	January 26, 2006	3 years	1		19	Officer
08	Marco Antonio Dini Pedroso	056.200.828-49	January 26, 2006	3 years	1		19	Officer
09	Sérgio Pedroso Rossi Cuppoloni	135.199.388-71	January 26, 2006	3 years	1		12	Investor Relations Officer
10	Alcides Gonçalves Júnior	031.154.288-39	January 26, 2006	3 years	1		19	Officer
11	Leonardo Nogueira Diniz	580.343.906-15	April 26, 2006	3 years	1		19	Officer

* CODE:

1 – OFFICER ONLY.
2 – MEMBER OF BOARD OF DIRECTORS ONLY.
3 – MEMBER OF BOARD OF DIRECTORS AND OFFICER.

02.02 – PROFESSIONAL BACKGROUND AND ACADEMIC DEGREE OF EACH OFFICER AND MEMBER OF THE BOARD (OF DIRECTORS AND AUDITORS)

João Rossi Cuppoloni. – 72 years old
Chairman of the Board of Directors. Graduated in Civil Engineering by the Polytechnic School of the University of São Paulo in 1957, specialized in Administration in 1973, Marketing in 1979, and Foreign Trade in 1981, by Fundação Getúlio Vargas. He is one of Rossi's founding members and occupies the position of Chief Executive Officer of the Rossi Group.

Edmundo Rossi Cuppoloni. – 71 years old
Deputy Chairman of the Board of Directors. Graduated in Civil Engineering by the Polytechnic School of the University of São Paulo in 1961, and specialized in Economy by Fundação Getúlio Vargas in 1981. He is one of Rossi's founding members and occupies the position of Vice-President of the Rossi Group.

João Paulo Franco Rossi Cuppoloni. – 35 years old
Member of the Board of Directors. Graduated in Electronic Engineering and Production Engineering by the Pontifical Catholic University – PUC – of Rio de Janeiro, post-graduated in Financial Engineering by CCE/PUC-RJ. Obtained the title of Chartered Financial Analyst – CFA by the Association for Investment, Management and Research – AIMR. Mr. João Paulo is the son of Mr. João Rossi Cuppoloni.

Marcelo Serfaty – 45 years old (Independent Member)
Member of the Board of Directors. Graduated in Business Administration by Fundação Getúlio Vargas and in Law by the State University of Rio de Janeiro, Master and PhD in Economy by Fundação Getúlio Vargas. Currently occupies the position of Partner and Chief Executive Officer of Fidúcia Asset Management.

Eleazar de Carvalho Filho – 49 years old (Independent Member)
Member of the Board of Directors. Graduated in Economy by the New York University, post-graduated in International Relations by the Johns Hopkins University. Former Chief Executive Officer of Banco Nacional de Desenvolvimento Econômico e Social – BNDES [National Economic and Social Development Bank]. He currently occupies the position of Partner of Iposeira Gestão de Ativos Ltda.

Heitor Cantergiani – 55 years old
Current Managing Director of the Company. He started his career in one of the companies of Rossi Group 27 years ago. Graduated in Civil Engineering and Labor Safety Engineering by Fundação Armando Álvares Penteado – FAAP, post-graduated in Business Administration by Universidade Mackenzie.

Renata Rossi Cuppoloni – 37 years old
Officer. Graduated in Accounting Sciences by Faculdade Candido Mendes, post-graduated in Macroeconomy and Mathematics by Harvard University, and MBA in Business Administration by IBMEC. She occupied the position of Financial Operations Officer at Mentor Distribuidora de Títulos e Valores Mobiliários, Senior Investment Analyst at Banco Econômico S.A., and Auditor at PriceWaterhouseCoopers. Mrs. Cuppoloni is the daughter of Mr. João Rossi Cuppoloni.

02.02 – PROFESSIONAL BACKGROUND AND ACADEMIC DEGREE OF EACH OFFICER AND MEMBER OF THE BOARD (OF DIRECTORS AND AUDITORS)

Marco Antonio Dini Pedroso – 61 years old
Officer. Graduated in Economic Sciences by Faculdade de Ciências Econômicas e Administração de Empresas Dom Pedro II. He started his activities in the Rossi Group in 1966, accumulating several positions in Rossi Engenharia S.A., CCBE Rossi Servix Engenharia S.A., Icopasa Indústria e Comércio de Produtos de Aço S.A., and acted as the Financial Officer of Engemix S.A. from 1976 to 2002.

Sérgio Pedroso Rossi Cuppoloni – 38 years old
Investor Relations Officer. Graduated in Business Administration by Fundação Armando Álvares Penteado and post-graduated in International Finances by Thunderbird, American School of International Management. He occupied the position of Capital Market Analyst at DLJ – Donaldson, Lufkin, Jenrette, and was the Financial Officer of Brazilian Securities Cia. Securitizadora de Créditos from 2001 to 2004. He is the son of Mr. Edmundo Rossi Cuppoloni.

Alcides Gonçalves Júnior – 48 years old
Officer. Graduated in Building Technology by Escola de Engenharia de São Paulo – FESP, post-graduated in Production Engineering by Fundação Vanzolini and by the Polytechnic School of the University of São Paulo – USP, and MBA in formation of executives in Business Administration by Fundação Dom Cabral – INSEAD.

Leonardo Nogueira Diniz – 41 years old
Officer. Graduated in Civil Engineering by the Federal University of Minas Gerais, and post-graduated in Business Administration by Fundação Getúlio Vargas – SP. With 12 years of experience in the real estate market, he began his activities in the group in 2001, managing the company's business area in São Paulo.

Voluntary Resubmission

01.01 - IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 – CNPJ No.
01630-6	ROSSI RESIDENCIAL S/A	610657510001-80

03.01 - EVENTS RELATED TO CAPITAL DISTRIBUTION

1 – BASE EVENT	2 – EVENT DATE	3 – INDIVIDUALS AND LEGAL ENTITIES	4 - INSTITUTIONAL INVESTORS	5 – SHAREHOLDERS' AGREEMENT	6 – PREFERRED VOTING SHARES
AUG	April 27, 2007	71	0	NO	NO

7 – PREFERRED VOTING SHARES	8 – DATE OF THE LAST SHAREHOLDERS' AGREEMENT

SHARES IN THE MARKET

9 – ARE THERE SHARES RELEASED TO THE MARKET	ORDINARY		PREFERRED		TOTAL	
	10 – NUMBER (Unit)	11 - PERCENTAGE	12 - NUMBER (Unit)	13 - PERCENTAGE	14 - NUMBER (Unit)	15 - PERCENTAGE
YES	43,868,182	55.63	0	0.00	43,868,182	55.63

16 – PREFERRED SHARES IN THE MARKET		
1 - CLASS	2 - NUMBER (Unit)	3 - PERCENTAGE

01.01 – IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 – CNPJ No.
01630-6	ROSSI RESIDENCIAL S/A	610657510001-80

03.02 – SHAREHOLDING POSITION OF HOLDERS WITH MORE THAN 5% OF ORDINARY OR PREFERRED SHARES

1 – ITEM	2 – NAME/CORPORATE NAME	3 – CPF/CNPJ No.	4 – NATIONALITY	5 – STATE	6 – ORDINARY SHARES (Unit)	7 - %	8 – PREFERRED SHARES (Unit)	9 - %	10 – TOTAL SHARES (Unit)	11 - %	12 – PART. IN CORP. CAPITAL	13 – PART. IN THE SHAREHOLDERS' AGREEMENT	14 - CONTROLLER
001	RR TRUST S/A	01.709.616.0001/07	BRAZILIAN	SP	29,281,098	37.13	0	0.00	29,281,098	37.13	Feb. 26, 2003		YES
002	BANCO OPPORTUNITY S/A		BRAZILIAN	SP	4,103,748	5.20	0	0.00	4,103,748	5.20			NO
997	SHARES IN TREASURE DEP.				756,100	0.96	0	0.00	756,100	0.96			
998	OTHERS				44,710,868	56.71	0	0.00	44,710,868	56.71			
999	TOTAL				78,851,814	100.00	0	0.00	78,851,814	100.00			

15/1 – CLASS	15/2 – NUMBER OF PREFERRED SHARES (Unit)	15/3 – PREFERRED %

01.01 – IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 – CNPJ No.
01630-6	ROSSI RESIDENCIAL S/A	610657510001-80

03.03 – DISTRIBUTION OF CAPITAL SHARES OF SHAREHOLDERS WITH MORE THAN 5% OF ORDINARY AND/OR PREFERRED SHARES

1- ITEM	2 – CONTROLLER / INVESTOR	3 – DATE OF PART. IN CORP. CAPITAL
001	RR TRUST S/A	February 26, 2003.

1 – ITEM	2 – NAME/CORPORATE NAME	3 – CPF/CNPJ No.	4 – NATIONALITY	5 – STATE
001001	JOÃO ROSSI CUPPOLONI	004.563.908-63	BRAZILIAN	SP
001002	EDMUNDO ROSSI CUPPOLONI	004.232.708-34	BRAZILIAN	SP
001003	ENGEPLANO PARTICIPAÇÕES S/A	02.405.472-0001/50	BRAZILIAN	SP
001004	ROSSI S/A	45.983.715-0001/40	BRAZILIAN	SP
001006	OTHERS		BRAZILIAN	SP
001999	TOTAL			

1 – ITEM	6 – ORDINARY SHARES / STOCKS (Unit)	7 - %	8 – PREFERRED SHARES (Unit)	9 - %	10 – TOTAL SHARES / STOCKS (Unit)	11 - %	12 – PART. IN CORP. CAPITAL	13 – PART. IN THE SHAREHOLDERS' AGREEMENT	14 - CONTROLLER
001001	7,703,235	25.50	0	0.00	7,703,235	25.50			
001002	7,703,234	25.50	0	0.00	7,703,234	25.50			
001003	8,259,369	27.34	0	0.00	8,259,369	27.34	December 31, 2002		
001004	5,743,010	19.71	0	0.00	5,743,010	19.71	December 31, 2002		
001006	797,231	2.65	0	0.00	797,231	2.65			
001999	30,206,079	100.00	0	0.00	30,206,079	100.00			

01.01 – IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 – CNPJ No.
01630-6	ROSSI RESIDENCIAL S/A	610657510001-80

03.03 – DISTRIBUTION OF CAPITAL SHARES OF SHAREHOLDERS WITH MORE THAN 5% OF ORDINARY AND/OR PREFERRED SHARES

1- ITEM	2 – CONTROLLER / INVESTOR	3 – DATE OF PART. IN CORP. CAPITAL
001003	ENGEPLANO PARTICIPAÇÕES S/A	December 31, 2002.

1 – ITEM	2 – NAME/CORPORATE NAME	3 – CPF/CNPJ No.	4 – NATIONALITY	5 – STATE					
6 – ORDINARY SHARES / STOCKS (Unit)	**7 - %**	**8 – PREFERRED SHARES (Unit)**	**9 - %**	**10 – TOTAL SHARES / STOCKS (Unit)**	**11 - %**	**12 – PART. IN CORP. CAPITAL**	**13 – PART. IN THE SHAREHOLDERS' AGREEMENT**	**14 - CONTROLLER**	
001003001	ROPLANO S/A	01.646.842-0001/88	BRAZILIAN	SP					
8,075,814	100.00	0	0.00	8,075,814	100.00	December 31, 2002			
001003002	OTHERS		BRAZILIAN	SP					
2	0.00	2	0.00						
001003999	TOTAL		BRAZILIAN	SP					
8,075,816	100.00	0	0.00	8,075,816	100.00				

01.01 – IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 – CNPJ No.
01630-6	ROSSI RESIDENCIAL S/A	610657510001-80

03.03 – DISTRIBUTION OF CAPITAL SHARES OF SHAREHOLDERS WITH MORE THAN 5% OF ORDINARY AND/OR PREFERRED SHARES

1- ITEM	2 – CONTROLLER / INVESTOR	3 – DATE OF PART. IN CORP. CAPITAL
001003001	ROPLANO S/A	December 31, 2002.

1 – ITEM	2 – NAME/CORPORATE NAME				3 – CPF/CNPJ No.		4 – NATIONALITY		5 – STATE
6 – ORDINARY SHARES / STOCKS (Unit)	7 - %	8 – PREFERRED SHARES (Unit)	9 - %	10 – TOTAL SHARES / STOCKS (Unit)	11 - %	12 – PART. IN CORP. CAPITAL	13 – PART. IN THE SHAREHOLDERS' AGREEMENT		14 - CONTROLLER
001003001001	JOÃO ROSSI CUPPOLONI				004.563.908-63		BRAZILIAN		SP
21,830,375	48.44	0	0.00	21,830,375	48.44				
001003001002	EDMUNDO ROSSI CUPPOLONI				004.232.708-34		BRAZILIAN		SP
21,830,375	48.44	0	0.00	21,830,375	48.44				
001003001003	OTHERS						BRAZILIAN		SP
1,405,840	3.12	0	0.00	1,405,840	3.12				
001003001999	TOTAL						BRAZILIAN		SP
45,066,590	100.00	0	0.00	45,066,590	100.00				

01.01 – IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 – CNPJ No.
01630-6	ROSSI RESIDENCIAL S/A	61065751000180

03.03 – DISTRIBUTION OF CAPITAL SHARES OF SHAREHOLDERS WITH MORE THAN 5% OF ORDINARY AND/OR PREFERRED SHARES

1- ITEM	2 – CONTROLLER / INVESTOR	3 – DATE OF PART. IN CORP. CAPITAL
001003001	ROSSI S/A	December 31, 2002.

1 – ITEM	2 – NAME/CORPORATE NAME	3 – CPF/CNPJ No.	4 – NATIONALITY	5 – STATE	6 – ORDINARY SHARES / STOCKS (Unit)	7 - %	8 – PREFERRED SHARES (Unit)	9 - %	10 – TOTAL SHARES / STOCKS (Unit)	11 - %	12 – PART. IN CORP. CAPITAL	13 – PART. IN THE SHAREHOLDERS' AGREEMENT	14 - CONTROLLER
001004001	JOÃO ROSSI CUPPOLONI	004.563.908-63	BRAZILIAN	SP	30,782,371	50.00	39,229,023	23.94	70,011,394	38.75			
001004002	EDMUNDO ROSSI CUPPOLONI	004.232.708-34	BRAZILIAN	SP	30,782,370	50.00	39,229,023	23.94	70,011,393	38.75			
001004003	OTHERS		BRAZILIAN	SP	13	0.00	40,632,736	34.12	40,632,749	22.50			
001004999	TOTAL		BRAZILIAN	SP	61,564,754	100.00	119,090,782	100.00	180,655,536	100.00			

Voluntary Resubmission

01.01 - IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 – CNPJ No.
01630-6	ROSSI RESIDENCIAL S/A	610657510001-80

04.01 – COMPOSITION OF CORPORATE CAPITAL

1 – DATE OF LAST MODIFICATION: March 16, 2006.

2 – ITEM	3 – TYPE OF SHARES	4 – REGISTERED OR BOOK ENTRY	5 – NOMINAL VALUE (Reais)	6 – No. OF SHARES (Unit)	7 – SUBSCRIBED (Thousand Reais)	8 – PAID UP (Thousand Reais)
01	ORDINARY			78,851,814	445,117,135	445,117,135
02	PREFERRED			0	0	0
03	PREFERRED CLASS A			0	0	0
04	PREFERRED CLASS B			0	0	0
05	PREFERRED CLASS C			0	0	0
06	PREFERRED CLASS D			0	0	0
07	PREFERRED CLASS E			0	0	0
08	PREFERRED CLASS F			0	0	0
09	PREFERRED CLASS G			0	0	0
10	PREFERRED CLASS H			0	0	0
11	PREF. OTHER CLASSES			0	0	0
99	TOTAL			78,851,814	445,117,135	445,117,135

01.01 – IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 – CNPJ No.
01630-6	ROSSI RESIDENCIAL S/A	610657510001-80

04.02 – SUBSCRIBED CORPORATE CAPITAL AND MODIFICATIONS IN THE LAST THREE YEARS

1 – ITEM	2 – DATE OF MODIFICATION	3 – CORPORATE CAPITAL VALUE (Thousand Reais)	4 – VALUE OF MODIFICATION (Thousand Reais)	5 – ORIGIN OF MODIFICATION	7 – NUMBER OF SHARES ISSUED (Unit)	8 – SHARE PRICE AT DATE OF ISSUE (Reais)
01	February 26, 2003	230,732,271	80,000,000	Public Subscription	258,064,516	0.3100000000
02	February 13, 2006	388,096,605	157,364,334	Public Subscription	26,000,000	25.0000000000
03	March 16, 2006	445,117,135	57,020,530	Public Subscription	4,500,000	25.0000000000

01.01 – IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 – CNPJ No.
01630-6	ROSSI RESIDENCIAL S/A	610657510001-80

04.03 – BONUS / SPLIT OR GROUPING OF SHARES IN THE LAST THREE YEARS

1 – ITEM	2 – APPROVAL DATE	3 – NOMINAL VALUE PER SHARE BEFORE APPROVAL (Reais)	4 – NOMINAL VALUE PER SHARE AFTER APPROVAL (Reais)	5 – NUMBER OF SHARES BEFORE APPROVAL (Unit)	6 – NUMBER OF SHARES AFTER APPROVAL (Unit)
01	January 26, 2006			386,814,516	48,351,814

Voluntary Resubmission

01.01 – IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 – CNPJ No.
01630-6	ROSSI RESIDENCIAL S/A	610657510001-80

04.04 – AUTHORIZED CORPORATE CAPITAL

1 – NUMBER (Unit)	2 – VALUE (Thousand Reais)	3 – Date of Authorization
100,000,000	0	January 26, 2006

04.05 – COMPOSITION OF THE AUTHORIZED CAPITAL

1 – ITEM	2 – TYPE	3 – CLASS	4 – NUMBER OF SHARES AUTHORIZED TO BE ISSUED (Unit)
01	ORDINARY		100,000,000

01.01 – IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 – CNPJ No.
01630-6	ROSSI RESIDENCIAL S/A	610657510001-80

05.01 – TREASURY SHARES

1- ITEM	2 – TYPE OF SHARES	3 – CLASS	4 – MEETING	5 – TERM FOR ACQUISITION	6 – NUMBER TO BE ACQUIRED (Unit)	7 – AMOUNT TO BE SPENT (Thousand Reais)	8 – NUMBER ALREADY ACQUIRED (Unit)	9 – AMOUNT ALREADY SPENT (Thousand Reais)
	ORDINARY		June 01, 2006	365 days	2,231,214	0	756,100	17,269

01.01 – IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 – CNPJ No.
01630-6	ROSSI RESIDENCIAL S/A	610657510001-80

06.01 – TREASURY SHARES

1- ITEM	2 – GAIN	3 – APPROVAL OF EVENT DISTRIBUTION	4 – DISTRIBUTION APPROVAL DATE	5 – END OF FISCAL YEAR	6 – NET PROFIT OR LOSS IN THE PERIOD (Thousand Reais)	7 – GAIN AMOUNT PER SHARE	8 – TYPE OF SHARES	9 – SHARE CLASS	10 – GAIN AMOUNT (Thousand Reais)	11 – PAYMENT START DATE
01	DIVIDEND	AUG	April 22, 2003	December 31, 2002	4,371	0.0080800000	ORDINARY		1,040	June 10, 2003
02	DIVIDEND	AUG	April 29, 2005	December 31, 2004	19,301	0.0199400000	ORDINARY		7,713	June 28, 2005
03	DIVIDEND	AUG	April 28, 2006	December 31, 2005	20,178	[illegible]	ORDINARY		4,797	June 14, 2006
04	DIVIDEND	AUG	April 27, 2007	December 31, 2006	43,701	0.1316400000	ORDINARY		10,380	May 15, 2007

01.01 – IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 – CNPJ No.
01630-6	ROSSI RESIDENCIAL S/A	610657510001-80

06.03 – STATUTORY DISPOSALS OF CORPORATE CAPITAL

1 – ITEM	2 – SHARE TYPE	3 – SHARE CLASS	4 - % OF CORPORATE CAPITAL	5 – CONVERTIBLE	6 – TO BE CONVERTED ON	7 – VOTING SHARE	8 – TAG ALONG %	9 – PRIORITY IN THE REIMBURSEMENT OF CAPITAL	17 - NOTES
01	ORDINARY		100.00	NO		FULL	100.00		

10 – PREMIUM	11 – DIVIDEND TYPE	12 - % DIVIDEND	13 – R$/SHARE	14 – CUMULATIVE	15 – PRIORITY	16 – CALCULATED ON
		0.00	0.000000			

06.04 – STATUTORY MODIFICATION / COMPULSORY DIVIDEND

1 – DATE OF LAST STATUTORY MODIFICATION	2 – COMPULSORY DIVIDEND (% OF PROFIT)
April 28, 2006	25.00

01.02– IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 – CNPJ No.
01630-6	ROSSI RESIDENCIAL S/A	610657510001-80

07.01 – ADMINISTRATORS' COMPENSATION AND INTERESTS OF IN PROFIT

1 – ADMINISTRATORS' INTERESTS IN PROFITS	2 – GLOBAL COMPENSATION OF ADMINISTRATORS (Thousand Reais)	3 – PERIODICITY
YES	3,600	ANNUAL

07.02 – INTERESTS AND CONTRIBUTIONS IN THE LAST THREE YEARS

1 – FINAL DATE OF THE LAST FISCAL YEAR: December 31, 2006
2 – FINAL DATE OF THE PREVIOUS FISCAL YEAR: December 31, 2005
3 – FINAL DATE OF THE PREVIOUS FISCAL YEAR: December 31, 2004

4 – ITEM	5 – DESCRIPTION OF INTERESTS AND CONTRIBUTIONS	6 – AMOUNT OF LAST FISCAL YEAR (Thousand Reais)	7 – AMOUNT OF THE PREVIOUS FISCAL YEAR (Thousand Reais)	8 - AMOUNT OF THE PREVIOUS FISCAL YEAR (Thousand Reais)
01	INTERESTS – DEBENTURES	0	0	0
02	INTERESTS – EMPLOYEES	387	173	0
03	INTERESTS – ADMINISTRATORS	658	0	0
04	INTERESTS – PARTICIPATION CERTIFICATE	0	0	0
05	ASSISTANCE FUND CONTRIBUTION	0	0	0
06	SOCIAL SECURITY FUND CONTRIB.	0	0	0
07	OTHER CONTRIBUTIONS	0	0	0
08	NET PROFIT IN THE FISCAL YEAR	43,701	20,178	19,301
09	NET LOSS IN THE FISCAL YEAR	0	0	0

01.01 – IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 – CNPJ No.
01630-6	ROSSI RESIDENCIAL S/A	610657510001-80

07.03 – INTERESTS IN CONTROLLED AND/OR AFFILIATE COMPANIES

1 – ITEM	2 – CORPORATE NAME OF CONTROLLED OR AFFILIATE COMPANY		3 – CNPJ No.	4 – CLASSIFICATION	5 - % INTERESTS IN THE CAPITAL OF THE INVESTED COMPANY	6 - % NET EQUITY OF INVESTOR
7 – TYPE OF COMPANY			8 – START DATE OF LAST FISCAL YEAR	9 – END DATE OF LAST FISCAL YEAR	10 – No. OF SHARES IN THE LAST FISCAL YEAR	
11 – START DATE OF PREVIOUS FISCAL YEAR	12 – END DATE OF PREVIOUS FISCAL YEAR	13 – No. OF SHARES IN THE PREVIOUS FISCAL YEAR	14 – START DATE OF PREVIOUS FISCAL YEAR	15 – END DATE OF PREVIOUS FISCAL YEAR	16 – No. OF SHARES IN THE PREVIOUS FISCAL YEAR	

01	AMÉRICA PROPERTIES S/A		61.726.741/0001-49	CLOSED CONTROLLED	99.99	3.94
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS			01/01/2006	12/31/2006	29,675,486	
0101/2005	12/31/2005	11,317,831	01/01/2004	12/31/2004	28,671,356	

02	ALCEA EMPREENDIMENTOS LTDA		08.268.432/0001-90	CLOSED CONTROLLED	99.99	2.41
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS			01/01/2006	12/31/2006	26,052,550	
					0	

03	SANQUEZIA EMPREENDIMENTOS S/A		07.924.737/0001-40	CLOSED CONTROLLED	70.00	1.61
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS			01/01/2006	12/31/2006	25,657,471	
					0	

04	MARSHALL EMPREENDIMENTOS LTDA		08.371.517/0001-07	CLOSED CONTROLLED	99.99	1.60
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS			01/01/2006	12/31/2006	17,300,100	
					0	

05	PEONIA EMPREEND. IMOB. S/A		05.787.681/0001-01	CLOSED CONTROLLED	33.70	1.43
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS			01/01/2006	12/31/2006	46,039,800	
					0	

06	VERNONIA EMPREENDIMENTOS S/A		07.704.409/0001-38	CLOSED CONTROLLED	99.99	1,13
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS			01/01/2006	12/31/2006	12,265,277	
					0	

01.01 – IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 – CNPJ No.
01630-6	ROSSI RESIDENCIAL S/A	610657510001-80

07.03 – INTERESTS IN CONTROLLED AND/OR AFFILIATE COMPANIES

1 – ITEM	2 – CORPORATE NAME OF CONTROLLED OR AFFILIATE COMPANY			3 – CNPJ No.	4 – CLASSIFICATION	5 - % INTERESTS IN THE CAPITAL OF THE INVESTED COMPANY	6 - % NET EQUITY OF INVESTOR
7 – TYPE OF COMPANY				8 – START DATE OF LAST FISCAL YEAR	9 – END DATE OF LAST FISCAL YEAR	10 – No. OF SHARES IN THE LAST FISCAL YEAR	
11 – START DATE OF PREVIOUS FISCAL YEAR	12 – END DATE OF PREVIOUS FISCAL YEAR	13 – No. OF SHARES IN THE PREVIOUS FISCAL YEAR		14 – START DATE OF PREVIOUS FISCAL YEAR	15 – END DATE OF PREVIOUS FISCAL YEAR	16 – No. OF SHARES IN THE PREVIOUS FISCAL YEAR	

07	BCP EMPREENDIMENTOS IMOBILIÁRIOS LTDA		07.807.948/0001-00	CLOSED CONTROLLED	99.99	1.06
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS			01/01/2006	12/31/2006	11,496,544	
		0			0	

08	RISERVATO ALTO LAPA DES IMOBILIÁRIO LTDA		07.394.220/0001-96	CLOSED CONTROLLED	99.99	0.95
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS			01/01/2006	12/31/2006	4,391,338	
		0			0	

09	BETULA EMPREENDIMENTOS S/A		08.232.9078/0001-32	CLOSED CONTROLLED	99.99	0.80
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS			01/01/2006	12/31/2006	12,329,563	
		0			0	

10	VILA ALBANI EMPREENDIMENTOS LTDA		07.465.338/0001-68	CLOSED CONTROLLED	99.99	0.76
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS			01/01/2006	12/31/2006	4,593,974	
		0			0	

09.01 – BRIEF HISTORY

Our operating history shows the Company flexibility to operate in different segments of the real estate business and to adjust the product portfolio to the demand cycles and changes in the market.

The Rossi Group began its activities in 1913, and has been operating in the real estate and construction business since 1961. Rossi Residencial was founded in 1980 to develop residential properties. The Company has consolidated presence in the construction and development market along the past 25 years, first with upper-income developments in the metropolitan region of São Paulo and, since 1992, with residential enterprises addressed to Middle-Income Class.

In 1992, given the scarcity of real estate credit, the Company was successful in maintaining the sales by granting long-term financing to the customers in the lower-middle-income residential segment, which it called the "Plano 100." Later, when bank financing was again available to the customers, "Plano 100" was discontinued, but this experience gave the ability to manage simultaneously a high number of developments and customer portfolios

Since 1993, we have begun an expansion to other regions of Brazil, including the cities of Campinas, Rio de Janeiro and Porto Alegre, where it now have regional offices. .

In 1997, we launched shares in BOVESPA.

In 1999, the Company launched the Villa Flora product line, a new concept in residential properties, consisting of planned communities of residential condominiums, with complete infrastructure that includes streets, sewage treatment facilities, squares and parks, commercial centers, churches, day-care centers, schools, sports clubs and police stations.

In 2002, we acquired America Properties from our controlling shareholders, which strengthened the operations in the upper-income residential segments and the upper-middle-income residential segments, as well as determined the beginning of our operations in the commercial development segment.

In 2003, we entered the BOVESPA Nível I – Level I Group of Companies with Differentiated Corporate Governance Practices.

On December 23, 2005, we purchased the interests in the acquired SPEs held by their controlling shareholders for an aggregate price of R$35.4 million, payable on March 31, 2006, with a portion of our net proceeds from this offering. Such transaction was carried out at arms' length based on a valuation by an independent appraiser.

On January 27, 2006, we adhered to the rules of the Novo Mercado, indicating our commitment to the good corporate governance practices.

On February 15, 2006, we successfully managed to raise funds from the issuance of shares, when Rossi Residencial's papers started to be traded in Bovespa Novo Mercado (Novo Mercado).

In May 2006 the company implemented a share repurchase program valid for 12 months. It contemplates repurchasing up to five per cent (5%) das of outstanding shares, that is 2.2 mm in shares.

At the end of 2006, the company already had 6 regional offices – Porto Alegre, São Paulo, Campinas, Rio de Janeiro, Belo Horizonte and Salvador – and was already operating in 28 Brazilian cities.

Introduction

The civil construction industry represented, approximately, 7.2% of the GDP in 2003, according to data gathered and released by the IBGE. The civil construction production chain had an average participation of 13.2% in the composition of the GDP in the period between 1998 and 2000, according to survey carried out by FGV (Getúlio Vargas Foundation). Nonetheless, the total of investment in the Brazilian real estate segment has not been enough to meet the lack of properties in the market. According to SECOVI in 2000 and João Pinheiro Foundation in 2001, Brazil presented a deficit of nearly 6.7 million and 5.3 million residential units, respectively. Such lack is critical in the residential segments addressed to medium and low-income classes. More recent data issued by João Pinheiro Foundation (2005) indicate a residential deficit of 7.8 million units.

Demographic and socio-cultural factors

The growth in the Brazilian population, the high percentage of young people (vis-a-vis the total population), the population's aging trend, the declining number of residents per household, the greater participation of women in the labor market and the socio-cultural preference for home ownership in Brazil all combine to support a potentially high demand for residential properties in the coming decades..

According to the IBGE, the Brazilian population increased from 146.8 million to 169.8 million between 1991 and 2000, representing an annual compound growth of 1.6%. Historically however, the growth rates of the Brazilian population have been decreasing. From 1970 to 1980, the population growth rate was 2.4% and from 1980 to 1991, the growth rate declined to 1.9%. In spite of this trend, Brazilian population growth rates are still much higher than the average growth rate of the main Western European countries (Germany, United Kingdom, Italy, France and Spain), which was 0.3% from 1990 to 2000, and of the U.S. population, which was 1.2% from 1990 to 2000.

According to the IBGE, the progressive reduction in mortality rates combined with a natural slowdown in birth rates has resulted in a gradual aging trend of the Brazilian population. This is evidenced by the ratio of people over the age of 60 for every 100 children under the age of 5. This indicator stood at 48.3 in 1981, rose to 76.5 in 1993 and reached 114.7 in 2003. In 2002, the number of people over the age of 60 had already surpassed the number of children under the age of 5.

Despite a narrowing age structure, the total young population of Brazil still represents a large potential for housing demand over the coming decades. In 2000, the population under the age of 25 represented 49.7% of Brazil's total population versus 35.4% in the U.S. and the 28.9% in the main Western European countries.

Age Profile of Brazilian Population (2000)


16.5
17.3
17.9
16
13.8
13.0
12.3
10.5
8.7
7.1
5.4
4.6
3.6
2.7
1.8
1.8
5-9
10-14
15-19
20-24
25-29
30-34
35-39
40-44
45-49
50-54
55-59
60-64
65-69
70-74
75-79
80+

Source: IBGE (Population Census of 2000)

Another positive indication is the decrease in number of residents per household in Brazil. Between 1991 and 2000, the number of households increased by 12.4 million, representing a growth rate of 3.6%, compared with a population growth of 1.6% in the same period. Read together, the indicators reflect a reduction in the average number of individuals per household. In 1970, the average number of residents per household was 5.28. In 2000, this number dropped to 3.79. This reduction is mainly due to the decline in the average number of children per family and to an increase in single-person households. In ten years, the percentage of single-person households rose from 7.5% to 10.2% of the total number of households.

Finally, home ownership reflects a socio-cultural preference among Brazilians and plays a significant role in the total number of housing units sold. Despite the high interest rates during the 1990s, home ownership as a percentage of total households increased from 70.8% to 73.7% from 1993 to 2003, while rental homes dropped from 15.3% to 15.0% and ""assigned homes´´ (involving the transfer of property from one party to another) dropped from 13.4% to 10.7%.

Real Estate Developments in Brazil

Each region in Brazil has its peculiarities in terms of economic conditions and supply and demand for real estate; it is possible to identify some nationwide demographic, economic, financial, and socio-cultural factors that support the potential for growth of the Brazilian real estate market. These factors are explained in more detail below.

São Paulo and Rio de Janeiro are the two largest and most densely populated cities in Brazil. The Greater São Paulo and Greater Rio de Janeiro areas cover approximately 284,176.7 km2 and 43,797.4 km2, respectively, representing 2.9% and 0.5%, respectively, of the Brazilian landmass. As of December 31, 2004, the IBGE estimated that the populations of São Paulo and Rio de Janeiro were 11.0 million and 6.2 million, respectively, representing 6.1% and 3.4% of the total Brazilian population. In 2002, GDP in the cities of São Paulo and Rio de Janeiro were R$140.0 billion and R$62.0 billion, respectively, representing 10.4% and 4.7%, respectively, of Brazilian GDP, according to the IBGE. Each of these cities has its own characteristics; in Rio de Janeiro, for example, income is more concentrated than in São Paulo. In addition, the real estate market in São Paulo is more fragmented in comparison with Rio de Janeiro. The availability of land in Rio de Janeiro, in areas where we have developed real estate, continues to be restricted and concentrated with landowners. Nevertheless, both cities may be divided into various regions, with similar characteristics such as income level, customer profiling, availability of land and competition.

Porto Alegre and Curitiba are capital cities in the southern region of Brazil and share common traits; it has a similar population of 1.4 million and 1.7 million, respectively, representing 0.8% and 0.94% of the total population of Brazil. Both of them also have a high GDP per capita, as compared to other regions of the country, and high education indexes.

Such two cities have recently adopted master plans in step with modern urbanization concepts. Because it is more flexible concerning the height of buildings and the use of land, Curitiba presents a more competitive final building cost than Porto Alegre, resulting in a lower final price of buildings in Curitiba. This does not, however, mean less profitable operations. Traditional neighborhoods in both cities are beginning to become saturated, thus leading to an expansion to new urban areas that have been steadily appearing. In addition, land ownership in both cities is substantially fragmented so that prices tend to be set through open and fair competition.

Brazilian Real Estate Credit Policy

Financial and Economic Factors

The difficult economic situation in Brazil during the first half of the 1990s, when inflation and interest rates were high, led to an almost total disappearance of financing for residential properties. According to data from the Central Bank, financing for residential property through the Brazilian government's Housing Financing System fell from an average of approximately 500,000 units per year during the early 1980s to an average of approximately 120,000 units per year by the late 80s. In the first half of the 90s, this average fell to 50,000 units per year.

With the introduction of the Plano Real (the Real Plan), the average purchasing power of the Brazilian population increased after inflation was drastically reduced and wages rose in real terms (particularly for lower-middle-income consumers) and interest rates fell. However, a series of crises in the international markets eventually prompted the Brazilian government, in early 1999, to change the exchange policy in effect since the introduction of the Plano Real. This led to a sharp depreciation of the Brazilian currency versus the U.S. dollar and brought new uncertainties as to how much longer the low inflation rates that had been observed since the plan's introduction would continue, and as to the possibility of lower interest rates. The year 2002 was characterized by a crisis of investors' confidence in international markets and uncertainties in relation to the U.S. economy, which significantly affected flows of funds to emerging market countries such as Brazil.

Beginning in June 2003, the Federal Government began to ease monetary policy and reduce interest rates, which raised the availability of credit in Brazil. As a result of improvements in the important variables for the real estate industry, lower interest rates and higher consumer income, there was a recovery in the economy between 2004 and 2006.

The following chart shows some of Brazil's economic indicators for the years specified:

	2006	2005	2004	2003	2002	2001
			In %			
IGP-M....	3.83	1.21	12.4	8.7	25.3	10.4
INCC	5.04	6.8	10.9	14.8	12.4	9.0
SELIC....	13.25	18.0	16.4	23.5	19.2	17.3

The volume of financing for real estate development and the interest shown by purchasers have varied according to interest rates and requirements imposed by the CMN regarding banks using funds deposited in savings accounts in order to provide financing. Starting in 1997, both private banks and the Brazilian Federal Savings Bank, through the Brazilian government's Housing Financing System have again started to play an important role in providing real estate loans, particularly for lower-middle-income housing. More recently, the CEF introduced a new system with more rigorous selection and client analysis procedures that led to lower availability of financing for lower-income groups. Moreover, economic and political uncertainties prompted private banks to restrict credit in general, which created purchasing difficulties for consumers with low purchasing power.

In response to the reduced amount of bank financing available, new types of financing have emerged, such as the issue of Real Estate Receivables Certificate (Certificado de Recebíveis Imobiliários), or CRI, Real Estate Receivables Letter (Cédula de Real Estate Credit), or CCI, Real Estate Credit Note (Letra de Real Estate Credit), or LCI, and real estate funds, among others.

The Brazilian real estate industry, especially the residential and commercial developments business, is subject to numerous federal, state and municipal laws, rules and regulations. However, other than the provisions of the Unit Developments Law, there is currently no systematization or codification of the other rules applying to the real estate industry and/or to the development and construction of buildings, so that it are just a set of substantially scattered, sometimes vague, rules.

In general, the development and construction of buildings is subject to rules and regulations on land use and development, state and municipal zoning, construction, consumer credit, consumer protection and government measures relating to installment adjustments for inflation in the event of sales on credit, and other rules. In addition, such activities are also subject to environmental, labor, social security and tax laws and regulations.

The regulations can especially affect the development and construction of buildings in three areas: (i) regulation applying to a company as a developer and builder; (ii) regulation applying to development and construction activities; and (iii) regulation applying to the financing and sales of properties

The legal restrictions relating to the development and construction of buildings, such as those applying to zoning and the environment, have a relevant role in the design of buildings and can affect or even set the market profile of the products that are offered to the consumers.

The Brazilian Civil Code governs development obligations. Due to the importance given to real estate, transfers by deed between living persons are only possible if certain legal formalities are fulfilled, such as the registration of the transfer property with the proper real estate registry office. The process of registration with the real estate registry is regulated by the law of public registers.

As a general rule, the Civil Code requires that the transfers of properties be carried out by means of a public deed, except for the cases related to the Real Estate Finance System (Sistema Financeiro Imobiliário), or SFI, the Brazilian government's Housing Financing System, and some other exceptions provided for by law, for the purpose of offering greater security to the market. In addition, all transfers of title or real property encumbering are subject to annotation with the relevant real estate registry

Purchase and Sale Commitments

Transfers of real property are completed through registration of the title with the real estate registry office. Usually, however, as rule, if the sale is made on credit, it is up to the parties (the "committed seller' and the "committed purchaser') to execute a contract called real property purchase and sale commitment.

Registering the purchase and sale commitment contract with the real estate registry office renders any sale made by the committed seller to third parties void. If the price is paid in installments, late monthly payments will not imply prompt termination of the agreement. The committed purchaser must first be notified of the event of default.

Developments

Real estate development is regulated by the Unit Developments Law, pursuant to which real estate development is defined as an activity performed for the purpose of fostering and carrying out construction for either full or partial sale of buildings or group of buildings made up of independent units.

The developer, in turn, is an individual or legal entity that sells the independent units making up a development, irrespective of their construction. The owners or holders of purchasing rights on the development area are also considered developers.

The main duties of the developer are to (i) register the building with the real estate registry office; (ii) indicate the number of the building registration in advertising materials and the agreements executed with unit purchasers; (iii) make arrangements for the building construction, unless the developer discontinues the development; (iv) transfer the unit to the purchaser exactly as described in the sales contract; and (v) register the construction blueprint, the specifications and the agreement of joint ownership at the real estate registry office. To complete a development, the developer may define a grace period within which the development may legally be discontinued, but such period is limited to the term of effectiveness of the registration (180 days) or, as the case may be, its revalidation. Within 60 days of the end of the grace period, a developer should also execute the contract concerning the notional fraction of interest in the land, the construction contract and the condominium agreement.

The construction of a building may be agreed to and paid for by the developer or the final unit owners. Brazilian legislation foresees two building construction systems in the event of developments, implying construction under (i) a turnkey contract, or (ii) a construction management contract.

Constructions under a turnkey contract may be for a fixed price, meaning the price is set before the construction begins, or for a price adjusted for inflation, pursuant to indexes previously set by the parties.

In the case of a construction management contract, also called "construction at cost,'' purchasers of units in a building under construction pay the total cost of the production in monthly proportional payments. Hence, the sales contracts will not set a final unit sales price, as the law requires only the inclusion of an estimate. We do not engage in construction management.

Asset Appropriation

Law No. 10.931, of August 2, 2004, altered the Unit Developments Law and created a ""Special Tax System of Asset Appropriation.'' Under such system, developers may choose to submit a development to the special asset appropriation tax system by means of (i) the delivery of an instrument opting for the special tax regime to the federal revenue office, and (ii) the filing of this instrument with the relevant real estate registry office, thus subjecting the land and accretions comprising the development to the special tax regime. Choosing to submit to the special tax regime is an irrevocable decision, effective for as long as the developer may have credits or liabilities against unit purchasers.

Under such system, the land, and whatever is built on it, the construction, any financial contributions, as well as any other rights and assets pertaining to the development, are to be kept separate from the remaining assets of the developer, thus constituting separate and specific assets. Therefore, the appropriated assets only answer for liabilities of the development itself, while having no connection with the other assets, rights and obligations of the developer, or with other assets previously appropriated. The developer is legally liable for losses it may cause to the assets allocated for appropriation.

In the event of bankruptcy or civil insolvency of the developer, joint ownership of the construction under a condominium must be instituted by resolution of the unit purchasers gathered in a meeting called by the committee of representatives, by a judicial decision, or by the financing institution, in the event that the construction had been financed. The joint owners of the construction may resolve on whether to proceed or liquidate the appropriated assets.

The developer's bankruptcy or civil insolvency do not affect the appropriated assets, as neither the land, nor whatever may have been built on it, nor the assets, rights, obligations or charges of the development are included in the bankrupt estate.

The influence of the government's credit policy on the development and construction business may become even more substantial as the real estate industry, as a general rule, largely depends on sources of financing. The Brazilian government's Housing Financing System was created in 1964, under Law No. 4.380, to enable and promote the construction and acquisition of homes by the population, especially the lower-income population.

The following are members of the Brazilian government's Housing Financing System, as financial agents: (i) multiservice banks with a real estate credit portfolio; (ii) the federal savings bank, or CEF; (iii) real estate credit companies; (iv) savings and loans associations; (v) housing companies; (vi) housing foundations; (vii) social security institutions; (viii) mortgage lenders; (ix) mortgage funds of military clubs and pension fund associations; (x) state and municipal pension fund associations; and (xi) private pension funds and foundations. The source of the financing within the context of the Brazilian government's Housing Financing System is the funds deposited in the Unemployment Compensation Fund (Fundo de Garantia por Tempo de Serviço), or FGTS, and those deposited in savings accounts.

The main requirements pertaining to credit extended within the context of the Brazilian government's Housing Financing System for the purchase of homes are:

- real property units are financed for the borrower's own use as a home;
- the maximum amount of each loan, comprising the principal and accessory charges, is R$245,000;
- the maximum sales price per unit is R$350,000;
- the maximum actual cost for the borrower, including charges such as interest, fees and other financial costs, except certain insurance policies and monthly management fees under the loan, may not exceed 12.0% per year;
- if there is an outstanding balance at the end of the agreed term for the loan, the debtor is liable for it and the agreement may be extended by half of the initial term; and

- the borrower should provide one of the following guarantees: (i) first-degree mortgage over property unit; (ii) first-degree mortgage or conditional sale of another property of either the borrower or a third party; or (iii) other guarantees, at the discretion of the financial agent. The guarantees, however, may be replaced.

Mortgage Portfolio

As indicated, the financing funds in the Brazilian government's Housing Finance System derive from the Unemployment Compensation Fund and from savings accounts. Nevertheless, not all the funds derived from deposits in savings accounts are allocated to the Brazilian government's Housing Financing System. At least 65% of the deposits should be used for real estate loans as follows:

- at least 80% for loans within the context of the Brazilian government's Housing Finance System, including investments in securities, such as the LCI, the CCI, the CRI, or the Mortgage Bill (Letra Hipotecária), or LH, which derive from credits existing under loans granted within the context of the Brazilian government's Housing Financing System; and

- the remaining 20% for real estate loans granted at market rates.

The 20% remaining balance indicated above, and used for real estate loans granted at market rates, includes the mortgage portfolio used by banks to grant housing loans. In this type of loan, the rates and loan amounts are usually higher than those practiced in the Brazilian government's Housing Financing System.

Real Estate Finance System

The Real Estate Finance System was created in 1997 under Law No. 9.514, to forward the development of primary markets (loans) and secondary markets (negotiation of securities backed by receivables) for the financing of real estate by means of the creation of advantageous remunerations and special instruments for the protection of creditors' rights. One of the primary innovations was the permission to charge capitalized interest, formerly prohibited. In addition, the former prohibition on charging adjustments for inflation at intervals of less than twelve months no longer applies for real estate loans extending for more than 36 months.

Operations involving real estate sales on credit, lease, or property financing, as a rule, may be agreed under the same capital remuneration conditions laid down for the financing of real estate. In such events, non-financial entities are authorized to charge capitalized interest rates in excess of 12% per year on the monthly payments.

One of the main innovations of Law No. 9.514/97 was the creation of real estate conditional sales (alienação fiduciária), now consolidated as the prime guarantee in real estate financing. This type of conditional sale is similar to that adopted in Brazil for the financed sale of durable consumer goods. A real estate conditional sale is defined as "a legal transaction pursuant to which the debtor, or conditional purchaser, renders a guarantee whereby he/she/it agrees to transfer title to the real estate to the creditor, or conditional seller." Conditional sales may be adopted by any individual or legal entity, rather than just the entities that operate in the Real Estate Finance System.

In the event of a real estate conditional sale, such as in the case of conditional sales of other goods, if the debt is paid as agreed, the lender loses the property title previously transferred by the conditional seller, which recovers the title to the property used as collateral. Otherwise, if the debt is due and unpaid, the lender holds the title to the property, which nonetheless must be sold at a public auction within 30 days in order for the credit to be liquidated. In contrast with what occurs in conditional sales of other goods, in real estate conditional sales the debt is liquidated and the borrower released from any further obligation even if the proceeds from the auction are insufficient to repay the lender. On the other hand, any of the proceeds from the auction in excess of the amount of the debt must be returned to the borrower within five days.

Further to the real estate conditional, the following types of guarantee apply to loans classified as a real estate financing: (i) mortgages; (ii) fiduciary assignment of rights under a credit resulting from real estate sales contracts; and (iii) pledge of credits resulting from real estate sales contracts or purchase and sale commitments.

Finally, among the subjects addressed by Law No. 9.514/97, we shall point out the securitization of real estate credits. Although it was already possible to securitize real estate credits before the creation of the real estate finance system, the securitization authorized under Law No. 9.514 allowed the creation of a specific vehicle for such type of securitization, with its own traits, such as the fiduciary regime, thereby making financing under this system less costly and more attractive.

Credit securitization within the context of the Real Estate Finance System occurs through real estate credit securitization companies that are non-financial institutions organized as corporations and registered with the CVM as publicly held companies. The business purposes of such companies is to purchase and securitize real estate credits by issuing CRIs or other securities, including debentures and notes, backed by the real estate credits.

The Real Estate Receivables Certificates, or CRIs, are credit instruments, or bonds, issued solely by real estate securitization companies, backed by real estate credits, freely negotiable, and are the equivalent of cash payments. These securities have certain characteristics, such as: (i) being issued in book-entry form; (ii) the possibility of payment parceling; (iii) the possibility of carrying either fixed or floating interest rates; (iv) the possibility of including adjustments for inflation; (v) registration and trading through centralized systems of custody and financial settlement of private securities; (vi) the possibility of adopting a fiduciary regime for the appropriation of credits and certain issued CRIs (thus constituting separate appropriated assets similar to the real estate asset appropriation system); and (vii) carrying a floating charge backed by the assets of the issuer

Municipal Legislation

City of São Paulo

The Construction and Building Code was enacted in 1992. It regulates all administrative and Executive procedures, and sets forth general and specific rules applying to construction and building planning, licensing, execution, maintenance and use of works and construction of properties located in the municipality of São Paulo, in addition to establishing penalties and fines that apply in the event of noncompliance with such rules. The new zoning law in force in the municipal area of São Paulo, as published in 2004 and in effect since February 3, 2005, governs the parceling, use and occupation of the soil. It contains technical and urban planning requirements for parceling and establishes that any subdivision, land parceling or separation of tracts of land will be contingent upon the prior authorization of the municipal administration. It describes the types of permitted use of the soil and their respective characteristics, having divided São Paulo into areas of use with fixed locations, limits and boundaries. It also provides for fines and penalties in the event of noncompliance. The current master plan and the planning system of the municipal area of São Paulo were adopted in 2002. A city master plan is the guiding tool used in urban areas and in zoning changes, and constitutes a reference to all public and private agents acting in the municipal area of Sao Paulo. In this regard, it establishes the strategic goals and general guidelines for urban construction, the objectives and guidelines for differentiated areas of planning and the instruments for their implementation.

Municipal Legislation

City of Rio de Janeiro

The zoning, parceling, and construction and building laws of the municipal area of Rio de Janeiro regulate the use of the soil in the municipality, including urban zoning, use of properties, intended activities, and construction and building types and conditions per zone. In 1992, a ten-year plan was adopted, establishing urban policy rules and procedures in the municipal area of Rio de Janeiro, defining guidelines and creating instruments for enforcing that policy, as well as having set sectorial policies and programs. In 2002, a supplementary law extended the effectiveness of the plan until a specific law is enacted upon a review of the existing one, which, as of the date of this offering circular, is still pending.

In 1999, new legislation was enacted providing for rules on the construction of apart-hotel buildings (called "flats" in Brazil), which are fully serviced apartments fitted for short-term rentals in the municipal area of Rio de Janeiro. It allows the construction of units with a minimum area of 30 to 50m2 and two parking spaces in the garage for use as service apart-hotels, amending a prior rule that required a minimum area of $70m^2$ for such units.

A bill of law dated October 5, 2001, for a new master plan in the municipal area of Rio de Janeiro, had not yet been approved on the date of this offering circular.

City of Campinas

Municipal Law No. 6.031, of December 28, 1988, regulates the use of the soil, urban zoning, use of certain areas, intended activities, as well as construction and building types and conditions in the urban zones of the municipality of Campinas, which has since then been amended by supplementary laws.

City of Porto Alegre

The urban and environmental development master plan of the municipal area of Porto Alegre, approved by Municipal Supplementary Law No. 434, of November 5, 1999, regulates the use of the soil in Porto Alegre, its urban zoning, the use of certain areas and intended activities, construction and building types and conditions, and the environmental protection of each of the urban zones it establishes. That law has since then been amended by other supplementary laws.

The Building Code of Porto Alegre, conveyed by Municipal Supplementary Law No. 284, of October 27, 1992, regulates administrative and executive procedures, and sets general and specific rules applying to construction and building planning, licensing, execution, maintenance and use.

Environmental Legislation

The civil construction industry is subject to a set of federal, state and municipal laws, decrees, regulations and directives concerning the environment. For the most part, such rules govern the conservation of green areas, preservation of water sources and the control of solid waste and effluent disposal.

As a rule, the states are more proactive in controlling developments that are actually or potentially deemed to be polluting. Such role may be performed directly by state environment offices or by their departments. In the state of São Paulo, the Environmental Sanitary Technology Company (Companhia de Tecnologia de Saneamento Ambiental), or CETESB, as the environmental agency of the state government, is responsible for the pollution control. In the state of Rio Grande do Sul, the Henrique Luis Roessle State.

The Foundation for Protection of the Environment (Fundação Estadual de Proteção Ambiental), or FEPAM, is responsible for pollution control; in the state of Rio de Janeiro it is the State Foundation of Environmental Engineering (Fundação Estadual de Engenharia do Meio Ambiente), or FEEMA. The protection of the environment is also exercised through municipal environmental offices and a federal agency, the Brazilian Institute of the Environment and Renewable Natural Resources (Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis), or IBAMA.

Environmental Penalties

Irrespective of the obligation to redress possible environmental damages, noncompliance with the laws and regulations on the environment may result in penalties of a criminal and administrative nature.

Pursuant to Federal Law No. 9.605/98 (the Environmental Crimes Law), the penalties applying to individuals, including professionals in the exercise of their duties, and directors, officers and managers of legal entities, may encompass restricted rights and prison time. Legal entities in turn are subject to fines, restricted rights, and provision of services to the community. From an administrative point of view, the penalties may range from warnings and fines to partially or fully suspended operations, and also the loss of, or limitation of tax incentives, and the termination of credit facilities extended by official financing institutions, as well as a prohibition on transactions with the government.

Environmental Licensing

Environmental licensing is a mandatory requirement for any kind of activity the environmental agencies may consider actually or potentially polluting, or that in any way may imply environmental degradation. Any enterprise or development that has a local impact should be licensed by the municipalities. As enterprises or developments having a regional impact, these are subject to licensing by state agencies.

If any such enterprise or development subject to environmental licensing, for its size, nature and peculiarities, can have a substantial impact on the environment, then the licensing depends, for approval by the relevant authorities, on an environmental impact assessment and the submission of the corresponding report (called EIA/RIMA), which must be carried out and prepared by professionals specializing in different areas.

In such events, the licensing proceeding shall contemplate an environmental compensation, which translates into an investment to be made in either the creation or support of conservation units. The amount of the investments inherent to such compensation is arbitrated by the environmental authority and should not be lower than 0.5% of the total amount estimated to implement the enterprise or development.

Main Real Estate Markets in Brazil

The Brazilian market has not presented, in the last ten years, a significant growth in the residential development and construction market, especially for medium-low and low-income classes, which reasons list below:

Over the past ten years, the Brazilian GDP increased around 26.0%, an still low economic growth for a Country which population growth was of nearly 1.6% a year in the same period;

Over the past ten years, except for 1996 and 2005, unemployment increased, while salary mass decreased;

Except for 2003, 2004 and 2005, there was scarcity of credit lines for the construction of properties, as well as credit polices to low-income buyers; and

The high interests on long-term financings to buyers discouraged the acquisition of real estate financing, especially, for the medium class which is not entitled to use the SFH system.

The commercialization prices per square meter has decreased over the past years as the companies in the industry have not managed to adjust such prices based on the inflation index for the sector and to adjust it according to increase of costs of the main inputs and the increase of the tax load.

São Paulo and Rio de Janeiro are the largest cities in Brazil, the most densely populated and with highest participation in the Brazilian GDP percentile, accordingly, they concentrated the highest potential demand for properties in Brazil. On December 31, 2004, according to IBGE estimates, the population in the cities of São Paulo, Rio de Janeiro, Campinas and Porto Alegre were 11.0, 6.1, 1.0 and 1.4 million, respectively representing 5.9%, 3.3%, 0.6% and 0.8% of the total of Brazilian population. Each one of these regions has their own peculiarities. For instance, in Rio de Janeiro, income is more concentrated in relation to São Paulo, and the lands located in city regions with highest property demand, near coast, belong to few owners. In São Paulo, demand is more fragmented in relation to Rio de Janeiro, as well as the offer and the property of lands in higher demand regions is less concentrated.

São Paulo Metropolitan Area

The tables below include information on new residential and commercial developments in the metropolitan region of São Paulo and show the effects in the sector caused by the variations of the level of economic activity and income, interest rates and changes in the financing policies of the public and private sectors:

Year	New Residential Developments (number of projects)	New Residential Developments (number of units)	Average Sales Price (private area in R$/m²)	Average Sales Price (private area in US$/m²)
1994	456		30.572	
1995	497	33,871	1,309 R$/m²	1,428 US$/m²
1996	479	54,936	1,151 R$/m²	1,142 US$/m²
1997	451	63,410	1,197 R$/m²	1,112 US$/m²
1998	335	28,600	1,609 R$/m²	1,379 US$/m²
1999	319	32,946	1,622 R$/m²	886 US$/m²
2000	448	37,963	1,718 R$/m²	938 US$/m²
2001	421	32,748	1,795 R$/m²	756 US$/m²
2002	478	31,545	2,139 R$/m²	732 US$/m²
2003	533	34,938	2,367 R$/m²	785 US$/m²
2004	495	28,192	2,787 R$/m²	952 US$/m²
2005	432	33,682	2,847 R$/m²	1,192 US$/m²
2006	459	34,427	3,189 R$/m²	1,473 US$/m²
2007	152	10,237	3,010 R$/m²	1,437 US$/m²

Source: EMBRAESP.

(1) The Average Sales Price for square meter is calculated by the total sale price per unit, divided by the total unit area, measured in square meters (defined as the total inhabitable area of a unit, plus the participation in common areas in a property).

(2) The total in dollars was calculated based on the exchange rate of the last day of each year.

Year	New Commercial Developments (number of projects)	New Commercial Developments (number of units)	Average Sales Price (private area in R$/m²)	Average Sales Price (private area in US$/m²)
1996	47	4,472	2,573 R$/m²	2,559 US$/m²
1997	57	6,169	2,066 R$/m²	1,911 US$/m²
1998	42	3,624	2,818 R$/m²	2,411 US$/m²
1999	22	2,101	2,774 R$/m²	1,490 US$/m²
2000	19	1,257	3,616 R$/m²	1,984 US$/m²
2001	20	1,725	5,738 R$/m²	2,361 US$/m²
2002	22	1,776	5,227 R$/m²	1,767 US$/m²
2003	15	1,044	5,846 R$/m²	1,945 US$/m²
2004	14	1,731	4,379 R$/m²	1,497 US$/m²
2005	10	1,517	4,768 R$/m²	2,061 US$/m²
2006	16	2,016	5,937 R$/m²	2,756 US$/m²

2007

Source: EMBRAESP.

(1) The Average Sales Price for square meter is calculated by the total sales price per commercial unit, divided by the total unit area, measured in square meters (defined as the total inhabitable area of a unit, plus the participation in common areas in a property).

(2) The total in dollars was calculated based on the exchange rate of the last day of each year.

According to the "Annual Balance of the Real Estate Market de 2004" published by the SECOVI, there was a decrease of 15.4% in the new units placed in the market in São Paulo, compared to 2003 which can be explained, mainly, by the Master Plan and by the zoning regulation of 2002. For further information, vide *"- City of São Paulo"* above. According to the same study, between January 2004 and September 2004, units sold grew by nearly 40.0%.

Rio de Janeiro Metropolitan Area

The tables below include information on new residential and commercial developments in the metropolitan region of Rio de Janeiro and show the effects in the sector caused by the variations of the level of economic activity and income, interest rates and changes in the financing policies of the public and private sectors:

Year	New Residential Developments (projects)	New Residential Developments (units)	Average Sales Price (In R$/m²)(1)	Average Sales Price (In US$/m²)(2)
1999	10	838	2.217	1.231
2000	13	1.860	2.612	1.339
2001	42	3.656	2.898	1.254
2002	56	4.517	2.639	745
2003	113	8.287	3.141	1.086
2004	91	7.162	3.276	1.231

Source: ADEMI.

(1) The Average Sales Price for square meter is calculated by the total sales price per commercial unit, divided by the total unit area, measured in square meters (defined as the total inhabitable area of a unit, plus the participation in common areas in a property).

(2) The total in dollars was calculated based on the exchange rate of the last day of each year.

Year	New Residential Developments (projects)	New Residential Developments (units)	Average Sales Price (In R$/m²)(1)	Average Sales Price (In US$/m²)(2)
1999	3	212	2.217	1.231
2000	-	-	-	-
2001	1	408	5.309	2.288
2002	2	81	1,295	365
2003	6	451	3.484	1.205
2004	5	1.414	3.396	1.276

Source: ADEMI.

(1) The Average Sales Price for square meter is calculated by the total sales price per commercial unit, divided by the total unit area, measured in square meters (defined as the total inhabitable area of a unit, plus the participation in common areas in a property).

(2) The total in dollars was calculated based on the exchange rate of the last day of each year.

According to the "Annual Real Estate Report of 2004", published by ADEMI, there was an increase of 12% in the number of new units launched in the market in Rio de Janeiro in 2004, in comparison to the same period in 2003. According to this study, between November 2003 and November 2004, 8,452 units were launched and 4,036 units were sold, 43.0% has an average price between R$100 thousand and R$250 thousand.

The investment in our Shares involves high level of risk. Investors should carefully consider the risks described below before making an investment decision. Our activities, financial situation and operating results may be adversely affected by some of these risks. The price market of Shares may be reduced due to any of these risks or other factors, and investors might lose a substantial part of or even all their investment. The risks described below are those we actually believe might adversely affect us, but other risks and uncertainties currently unknown by us, or which we now find irrelevant, might also significantly impair our activities.

09.03 – BUSINESS SEASONAL PERIOD

Summer vacation and long events of long holidays (carnival and, sometimes, Easter) have a negative impact on sales in the first quarter, and for this reason the highest number of launchings is concentrated in the second quarter. Historically the VGV launched in the first quarter represents between 10% and 15% of the total in the year.

1. CVM CODE	2. CORPORATE NAME	3. CNPJ
01630-6	ROSSI RESIDENCIAL S/A	61.065.751/0001-80

10.01 - PRODUCTS AND SERVICES OFFERED

1- ITEM	2 – MAIN PRODUCTS AND/OR SERVICES	3 - % NET REVENUE
01	Real Estate Development Public Consumers in General	100.00

1. CVM CODE	2. CORPORATE NAME	3. CNPJ
01630-6	ROSSI RESIDENCIAL S/A	61.065.751/0001-80

10.02 – RAW MATERIALS AND SUPPLIERS

1- ITEM	2 – RAW MATERIAL	3 - IMPORTS	4 – IMPORTS COST (thousand Reais)	5 – AVAILABLE IN DOMESTIC MARKET	6 – AVAILABLE IN FOREIGN MARKET
7 - NAME OF SUPPLIER	8 – TYPE SUPPLIER	9 - % OF SUPPLY OVER THE TOTAL ACQUIRED BY THE COMPANY			
01	Concrete	NO	0	YES	YES
Embu S/A Engenharia e Comércio	NOT ASSOCIATED	7,00			
02	Steel	NO	0	YES	YES
Belgo Siderurgia S/A	NOT ASSOCIATED	11,00			
03	Cinder blocks	NO	0	YES	YES
Calblock Ind. de Pré-Mold. de Concreto	NOT ASSOCIATED	2,20			
04	Mortar	NO	0	YES	YES
Saint Gobain Quartzolit Ltda	NOT ASSOCIATED	2,40			
05	Ceramics	NO	0	YES	YES
Eliane Revestimentos Ceramicos Ltda	NOT ASSOCIATED	2,30			
06	Aluminum Casing	NO	0	YES	YES
Stal Industria e Comércio de Produtos	NOT ASSOCIATED	6,00			
07	Elevators	NO	0	YES	YES
Elevadores Atlas Shindler S/A	NOT ASSOCIATED	4,00			

Our business basically consists on activities of residential and commercial development and construction.

Our project are the result of a continuous research work, which include not only the aspects of preferences and demands of the consumer market, but also new construction processes, aiming at optimizing the quality and increasing credibility, and at the same time assure accessible prices. To guarantee the efficiency of this work, we created the CRIE – *Central Rossi de Inovação e Estratégia* [Rossi Innovation and Strategy Center], the area responsible for the development and monitoring of new products, services, corporate marketing and relationship marketing nationwide.

We currently use standard construction processes, which were developed by the very Company, making use of the most recent technology and using the most modern resources available in the market. Our architects and engineers complement our experience and training with study of social, economic and environmental conditions of each region. Properties are built according to strict safety and quality standards.

Our products real estate undertakings, mainly for residential purposes, addressed to all economic segments of the population. Since the beginning of our activities, our product portfolio underwent an intense growth and diversification process. Currently, our main products are Residential Developments addressed to the Medium Class.

Our enterprises may be divided into residential and commercial developments. Our residential development can be classified according to their price range and their conceptual characteristics. The division according to price can be into four segments: (a) up R$200 thousand, related to Residential Developments Addressed to Low Medium Class, (b) from R$200.1 thousand to R$350.0 thousand, related to Residential Developments Addressed to Medium Class (c) from R$350.1 thousand to R$500.0 thousand, related to Residential Developments Addressed to Medium High Class and (d) above R$500.0 thousand, related to Residential Developments Addressed to High Class. The division by conceptual characteristics may be into seven categories, which we call "products lines", which are given the following names: "High Standard", "Noblesse", "Residential with Services", "Casas D'Itália", "Villa Flora", "Plano 100" and "Vida Nova", and one product line can be used in more than one price range, depending on their characteristics. The enterprises themselves have different names, individual for each building of condominium.

The High Standard line consists of apartments above R$500 mil, with area ranging from 200 m^2 and 450 m^2, in upscale areas, with differentiated projects and exclusives characteristics, with sophisticated finishing standards and using projects of renowned architects.

Noblesse Line offers sophisticated apartments and houses with constructed area between 90 m^2 and 180 m^2, with prices ranging between R$150 thousand and R$450 thousand, in large areas, with broad leisure area, in traditional districts, with quality finishing and at affordable prices.

The line of Residential products with Services have similar characteristics to Noblesse line, with unities ranging from 60 to 100 m^2 and Average Sales Price of approximately R$250 thousand, in special locations, near urban centers, mainly addressed to small families and single people, who benefit from the service infrastructure supplied, which includes cleaning, laundry and delivery services.

Casas D'Itália line was designed to families in Residential Development segments Addressed Medium Class and Residential Developments Addressed Medium High Class, with undertakings located in traditional districts, with the advantage of the security offered in closed condominiums. The projects include 3 and 4 bedroom houses, with several options of design and finishing kits, with prices ranging between R$250 thousand and R$500 thousand and built area ranging between 110 and 190 m^2.

Villa Flora line consists of planned communities, including residential condominiums, mostly houses of 1 to 3 bedrooms, with prices ranging between R$50 thousand and R$110 thousand and constructed areas from 44 to 90 sq meters. These condominiums have the infrastructure of real districts, including: sewage collection and treatment system, water distribution, electric energy, telephones, asphalt pavement, landscaping, club, crèche, school, commerce, squares and community centers.

Plano 100 and Vida Nova lines include apartments with constructed area between 46 and 96 square meters, available in two, three or four bedrooms, in Residential Developments segments Addressed to Lower-Medium Class.

The tables below show the sales evolution of the aforementioned products, in 2003, 2004 and 2005, considering the price and the number of unties sold:

CLASSIFICATION ACCORDING TO PRICE OF PRODUCTS:	2003 Contracted Sales		2004 Contracted Sales		2005 Contracted Sales	
	No. of Units	R$ (000)	No. of Units	R$ (000)	No. of Units	R$ (000)
Residential Developments						
Up to R$200 thousand	846	60.465	928	91.621	932	96.277
From R$200.1 thous. to R$350 thous.	518	101.608	1.208	238.718	887	187.782
From R$350.1 thous. to R$500 thous.	55	15.056	91	31.964	49	16.781
Above R$500 thousand	166	76.253	106	59.489	165	95.000
Commercial developments	105	15.360	78	11.597	453	48.681
Total	**1.690**	**268.732**	**2.411**	**433.388**	**2.486**	**444.521**

CLASSIFICATION BY TYPES OF PRODUCTS:	2003 Contracted Sales		2004 Contracted Sales		2005 Contracted Sales	
	No. of Units	R$ (000)	No. of Units	R$ (000)	No. of Units	R$ (000)
Residential Developments						
Noblesse e Alto Padrão	657	172.215	1.187	279.612	947	263.581
Plano 100	294	24.504	397	46.924	288	35.795
Villa Flora	205	11.470	228	14.765	339	23.402
Casas D'Itália	75	22.933	90	20.469	321	59.150
Residential with services	23	3.195	229	46.286	67	7.873
Vida Nova	329	19.000	201	13.692	61	4.239
Others	2	55	1	43	10	1.799
Commercial developments	105	15.360	78	11.597	453	48.681
Total	**1.690**	**268.732**	**2.411**	**433.388**	**2.486**	**444.521**

CLASSIFICATION BY GEOGRAPHIC REGION:	2003 Contracted Sales		2004 Contracted Sales		2005 Contracted Sales	
	No. of Units	R$ (000)	No. of Units	R$ (000)	No. of Units	R$ (000)
São Paulo	696	150.135	1.234	262.126	910	232.966
Campinas	525	62.077	425	54.498	1.201	147.901
Porto Alegre	228	34.536	294	54.014	180	35.672
Rio de Janeiro	241	21.984	458	62.750	195	27.983
Total	**1.690**	**268.732**	**2.411**	**433.388**	**2.486**	**444.521**

On December 31, 2005, we were entitled to, on average, approximately 80% of the gross revenue arising from other our developments, and the other 20% are held by investors and partners. There is a possibility that the percentile we hold in the respective development vary in time, depending on the partnerships agreed for each project.

Development Activity

To develop, in general sense means to accomplish a real estate project, to sell the units that will be built;

and build them using their own means or contracting third parties.

We have more than 25 years of experience in development related activities, which allows us to control all the stages to of the development process, including the identification, assessment and acquisition of lands, development planning, acquisition of licenses, permits and government approvals, project design, commercialization and sale of real estates, construction of the undertaking and rendering of services before, during and after the sale to customers.

We divided our development activities into two phases, pre-development and the development itself.

Pre-Development

The pre-development involves the following stages: (i) search, assessment and acquisition of lands; (ii) definition of the type enterprise to be carried out; (iii) accomplishment of the preliminary construction project; and (iv) definition of the financing to carry out the construction work.

We developed continuous surveys with the consumer public and real estates, to find out the market trends, to define the characteristics of our launchings. The result of these surveys is directly reflected on the area acquisition police for the development of new enterprises. Because of the importance the land has for the characterization of an undertaking, we use the results of our market surveys to select the constant offer of real estates we receive, as well as a guideline for the search of lands for our new developments.

When we identify a land that might represent a good development opportunity we carry out a market research to assess the demand potential and the most adequate type of product for that region. This survey includes the assessment of the demand of that specific area and their market characteristics, such as, region average income, occupancy profile and offer of competing products. Having concluded this survey, an economic feasibility study is carried out, including preliminary estimate with cost forecast, revenue and the result forecast for the undertaking. Such feasibility assessment is essential for the accomplishment of the land acquisition. Once the aforementioned research and studies have been made, the business is submitted to our land acquisition committee, which will discuss the risks involved by the business as well as the legal aspects of the acquisition. Given the economic and market analysis presented, the land acquisition committee is in charge of the final enterprise feasibility analysis.

Having decided business feasibility, we enter into a land acquisition agreement, upon the payment of an amount in cash to the landowner. By means of such instrument, we acquire the option to enforce definitive deed of purchase and sale of the land at the moment we deem appropriate, or until the end of the term established in the said land purchase and sale agreement. Subsequently, it is carried out an assessment of the legal situation of the property. This assessment consists basically in look into notary offices and public agencies for the existence of possible encumbrances related to the land or restrictions as to the accomplishment of the project. Having confirmed the inexistence of any restriction to the accomplishment of the enterprise, the definitive deed of purchase and sale of the land is enforced in the real estate registry. With this agreement, upon payment of an additional amount in cash to the land seller, we acquire the property of the real estate, subject to, in most cases, the condition that all approvals and necessary government licenses are duly acquired. Only after the acquisition of such licenses will the payment of the balance of the property acquisition price be made. With such system, we seek to prevent the risk of acquiring a piece of land that is not suitable to receive the undertaking it is intended to. Real estate acquisitions can be structured either as a purchase and acquisition transaction or as barter transaction including other properties. In this second case, in order to acquire the property, instead of payment in cash, we transfer to the seller one of our properties in stock or agree on the future transfer of units of the undertaking being built in the land.

Partnerships – Structures involving SPEs

We work with the following premises to acquire undertaking areas and financing, (i) private funds; (ii);land's owner joint participation in the undertaking; and (iii) search of partner investors. According to this business model, depending upon circumstances and peculiarities of each undertaking, we may choose to develop it by ourselves or to joint with one more partners, such as land owners, investment funds, and developing and building companies.

Our partnerships are usually structured through SPEs and conditional sales agreement established with our partners, which provide us the possibility of maximizing our activities and results clearly explaining each partners' respective undertaking. Additionally, this business model enables us to hire loans and financing more easily, as it isolates our estate from SPE's estate, minimizing creditor's risk.

Investments in our SPEs added up to R$2.1 million in 2003, R$1.9 million in 2004, and R$36.9 million in 2005. In December 31 2005, 30 SPEs participated in our undertakings, out of which 11 as land owners and 19 taking part in undertakings financing. In some cases, we sell equity interests in our SPEs to partners. Interest sales in our SPEs added up to R$7.4 million in 2004, and R$4.1 million in 2005. There were no sales or acquisitions of SPEs in 2003.

Side with our business model, throughout 2005 we established some partnerships with our Controlling Shareholders, to take advantage on opportunities to purchase land for our undertakings, considering the availability of funds of our Controlling Shareholders to the period. On December 23 2005, we acquired SPEs Acquired from our Controlling Shareholders, for the cost of R$35.4 million, to be paid by March 31 2006, with part of net proceeds we achieved with the Tender Offer. Such operation was carried out in market terms and conditions, certified by independent evaluator.

In order to make different partnership options feasible, we usually use three different SPEs, which are specifically built for each undertaking and join together by means of a consortium agreement ("Consortium Agreement") for the undertaking's development. Our business model, structured by means of SPEs, presents two different advantages, (i) flexibility to include new partners to our undertakings and (ii) limit each undertaking's risks to the respective SPE. One of the SPEs is responsible for contributing for the undertaking with the land ("Developer"), the second is responsible for contributing with the capital needed in the undertaking ("Investor") and the third is responsible for the development itself, including the undertaking construction ("Incorporator"). Aside from the shares we hold in these societies, we are usually part in the Consortium Agreement, as manager of the enterprise ("Manager").

The Consortium Agreement clearly establishes obligations of each one of SPEs (additional fund allocation commitments, inputs or services), without the existence of any joint liability between consortium members, as each one's share rights on enterprises' revenues. Decisions about the main matters involving the consortium are taken through consensus among the parties involved, being performed by the Manager.

In the undertakings that we operated alone, we hold the total capital of the three SPEs mentioned above, performing all functions. In the undertakings that we operated in association with land owners or developing companies in order to have access to a certain land, we usually hold a share at the Developer, and the remaining is held by the partner. In cases in which we operated in association with a financial investor in order to have access to the resources needed in the undertaking's development, we usually share with this partner the interest in the Investor. In some specific cases, some financial investors prefer to hold interest in the Developer and not in the Investor.

These partners' shares in SPEs is regulated by Shareholder's Agreement. Each shareholder's share in the

SPE and the respective share in profits is defined according to the amount given to this shareholder's contribution relating to the investment's entirety needed for the undertaking at issue.

At the end of the undertaking, after the sale of total units built, the total net revenue obtained is issued to partners according to their respective contributions, extinguishing respective SPEs.

The Very Development

After approved the acquisition of the land and the accomplishment of the undertaking, the development starts. At this stage the undertaking detailed project is carried out, with total cost budget of the works, the development brief is elaborated, legal approvals needed are obtained and, in most cases, financing is hired.

The development of a real estate accomplishment comprises three stages, (i) launching; (ii) construction, generally including the construction financing; and (iii) receivables portfolio management during the phase precedent to the works conclusion and, at the moment of handing out the keys with property assignment, onlending of customers' debit balance to bank credit or financing directly through the Company, on demand of payment in cash by our customer's financing agent with the resultant estate assignment to the financing agent through fiduciary alienation. In these cases, receivables securitization is made.

The flow chart below shows the steps of our development process:

REAL ESTATE DEVELOPMENT


COMPRA DO TERRENO
LANÇAMENTO
INÍCIO DA OBRA
ENTREGA DAS CHAVES
1
6
12
24
42

Land Exploration Market Research Business Analysis	Product Development Legal Approvals Records Marketing Campaign Sales Strategy City hall Project Financing Approval	Credit Score Sales Asset Management Executive Projects Hiring Financing	Construction Asset Management Sales Financing Preparation Customer	Onlending to Bank credit (up to 15 years) Securitization (up to 10 years)

The development cycles vary according to the consuming market to which the undertaking is addressed. Given that the construction period is changed according to the target-public financial capability to amortize at least approximately 35% to 40% of the estates price considering that, on the date of handing out the keys, the contract's debit balance does not exceed the maximum financing cost that the bank offers to the customer, fixed at approximately 65% of the estate's evaluation cost. Generally, undertakings development addressed to the medium class demands more time (from 18 to 36 months) if compared to low class undertakings (from 12 to 24 months).

Once obtained all approvals needed, including the development registration in the estates record, units marketing undertaking start. Our products are marketed with the support of real estate agents hired by us. Realtors and real estates wages consists of a commission on the estate's sale cost.

To reduce the need of private financial asset allocation and minimize the risk of marketing, we focus our sales efforts on the undertaking launching phase and in the initial stages of the construction, selling approximately, 92% of units before the end of the construction.

In Brazilian legislation terms, developer is granted a period of 180 days (revolving for the same period) counting from the development record to cancel the undertaking. Based on this legislation, if we do not manage to sell a part of the units in the period of 180 days counting from the launching of a new undertaking, we have the right to cancel the undertaking. In our enterprises such percentage corresponds to 60% of the units. In this case, we consider changing the project or selling the land, however, we have to repay the amount paid by our clients. Such amount should be adjusted for price level restatement based on the inflation rate established in the sale contract. However, if the development's withdrawing occur in this period, clients do not have the right to receive any compensation for losses or damages.

Property and Services Needed to Development and Construction Activities

Main properties and services needed in development and construction activities should be distributed in five different groups, (i) lands; (ii) labor; (iii) construction material ; (iv) marketing and sales (see section "-Sales and Marketing"); and (v) financing.

Land

Search for favorable locations for new projects have been carefully carried out. We believe that potential areas should be located in the urban regions or very close them to allow easy access to facilities and local infra-structure and should also comprise simple topography, which offer adequate conditions to the undertaking implementation. Previous to the purchase of the land, we carry out detailed surveys aiming at its target-public, by means of its needs and preferences assessment. Aside from the assessment of legal documents of each land to be purchased, the undertaking visibility proposal is previously submitted to financial appraisal, to determine if the project proposed for that area will render capital turnover and profit margin expected. Furthermore, land usage and occupation norms related to the estate's specific region are thoroughly considered to confirm if the intended project is compatible with legal delimitations applicable to that region. See section *"-Pre- development"*.

We acquired land for future undertakings to be paid in cash, on demand or in installments, through exchange system or a combination of the two previous alternatives. In the acquisition through exchange system, we offer to land sellers a certain number of units of the undertaking to be built, or else a percentage of the billings to be provided by the undertaking or units in stock, corresponding to other operations. This way, we reduce our cash investments and increase our profit rates. This strategy provided us the access to a larger number of projects at the same time. When we do not succeed with this strategy, or with the means of achieving better conditions or prices, we also acquire land on demand, unaided or in partnership with other development and building companies. It is more frequent when the land is situated in regions with excess demand.

As we prefer to use cash generated by our operations or grant to the land seller a certain number of units to be built in the land, or a percentage of the undertaking unit sales outcome, generally we do not incur in indebt to purchase lands. For the means of cash flow, we prior the launching of new undertaking in lands bought on demand. We intend to build undertaking in all lands we acquired.

Labor

In our construction activity, we primarily maintain good qualification professionals in our staff, such as engineers, architects, planners, sight manager, etc, keeping in the payment check only a reduced number of workmen. For the carrying out of our works, we hire companies specialized in supplying contractors services, usually broadening the supplying of materials and labor. There are several companies in the market that render this type of service, with a dispersion in the contractors service market, which allows us to choose from these, the one that guarantees us the best cost-benefit.

We are careful in the selection and in monitoring payments and collection of taxes due by the companies that provide us services of this sort, for we are jointly responsible in relation to labor and social securities issues, which may be brought by third-parties' employees.

We also provide training courses for our employees and employees of the companies we hire to render civil construction services, as we believe that by accomplishing such courses we optimize the production and possibility of any type of accidents in our undertaking.

Construction Material

The supplying of construction material needed broadens an extremely large variety of input, without any of them separately representing a significant parcel of the total cost of the works. There are several companies in the market able to supply us with construction material, which allow us not to depend on any specific supplier. Despite the abundance of potential suppliers, we seek to optimize our costs and we choose to maintain partnerships with certain suppliers. We keep contracts with large and high quality suppliers and producers of construction material. We have a good relationship with them and in the past years we did not experience significant works delays due to lack of material. We do not keep significant construction material stocks.

As we are large consumers of construction material needed to carry out a real estate development, we have the advantage of purchasing such materials in large amounts, which optimizes each undertaking production costs and reduce the global cost incurred in such raw materials.

In the last three years, despite the overall raw material represent approximately 40% of our total cost, none of the raw materials have a separate important participation in our total costs. This way, the price fluctuation of any material by itself does not cause relevant impact in our results.

In the last three fiscal years, some of the main raw materials had significant increase above the inflation, provided that the indicator that measures the construction cost variation in the city of São Paulo, Sinduscon indicator achieved the variation of 26% accumulated in the period, stimulating the civil construction cost increase. Among the main raw materials, steel showed increase of 55%, copper 37%, iron 58%, decorated tiles 50%, iron window sash 41% and elevators 55% in percentage accumulated in the three last fiscal years. During the last years, we have been working in the development and use of new construction techniques, as well as in the process and use of alternative materials with the purpose of reducing main costs increase, with satisfactory results.

Well-known brands and rigorous specifications in the choice of our suppliers are used as part of our marketing strategy. In some cases, we take part in the development of products and construction materials jointly with respective suppliers. This strict quality control guarantees that materials are compliant with demanded specifications before their setting up to minimize costs with future repairs. We hold rigorous specifications when choosing our suppliers, not only based on quality and products prices, but also in their reputation and financial condition. Additionally, we keep strict quality control to ensure that the material meet the specifications before the setting up, reducing costs arising from redoing work and guarantee.

Every so often, we evaluate our suppliers based on scores given by our employees and in reports worked out by our customer service department, which summarize evaluations and complaints of our customers. In there is any problem, we either change suppliers or work along with them to solve those that happened in previous works, avoiding to repeat them.

Financing

Traditionally, our undertakings are financed with private banks resources or funds of our own.

Bank onlending of SFH funds by Private Banks. In private banks financing, banks usually finance a percentage of the works cost, upon SFH funds onlending, carrying out disbursements equivalent to the performed works.

Financing with Private Resources. The private resources used in our undertakings result from our end activity, especially from other undertakings units' sales.

Other Means of Financing. We also developed financing alternatives through partnerships with institutional investors and others.

Financing to Customers. We usually finance unit sales in our undertakings to our customers to the moment of handing the keys, adjusted by the INCC [National Civil Construction Index], referenced in construction cost variation, and respective assignment of estate property to customer. Subsequently, customers' debit balance is usually onlent to a financial institution or assigned to an Insurance Society, as part of an emission of CRI operation, and customers finance the estate with readjustment by the IGP-M index, with another 12% a year

Sales and Marketing

Our undertaking sales management is given by a private team, exclusively dedicated to us, and units sales are carried out (i) by outsourcing service renderers (large real estates), through real estate agents located in the several undertakings sales stands and (ii) by Rossi *Vendas*, dedicated to exclusively selling our products. During undertaking launching phase, outsourced real estate companies, which are also hired through the enterprises sales management team, operate each development with exclusiveness. The sale of remaining units (ready or in finishing phase) is trusted to smaller sized real estate companies, located close to respective undertakings, which do not operate with exclusiveness.

Marketing activities are also performed by a private team and outsourcing service renderers. Our marketing and sales structure is spread in our four regional offices. The marketing department and the advertising agency take part in periodic meetings where they keep themselves informed about the customer service process, marketing techniques, market strategies, products development, marketing planning and advertising campaigns.

Rossi Vendas' marketing department members and outsourcing real estate agents also take part in periodic meetings where they keep themselves informed about the customer service process, marketing techniques, market strategies, products development, marketing planning and advertising campaigns.

Most estate sales are carried out by Rossi Vendas and by real estates, which intensively participate in undertakings development, bringing their market understanding and placing their real estate agents in contact with the undertaking since the beginning.

Generally, we use newspaper as the main means of advertisement, and we also hand out advertising material, such as leaflets, banners and ads in regions close to our undertakings. Additionally, if possible and consented by the applicable legislation, we place our logo in a noticeable location in our undertakings.

Every two months we edit the magazine "Notícias Rossi" [Rossi News] where we place news about our Company, new launchings, articles of general interest and especially announcement of works chronogram progress of our undertakings.

Strategy and Sales Process

The residential units are sold from the moment the enterprise is launched, for future delivery, and our strategy is to concentrate our efforts on selling them before the start of the building works, following the client credit analysis in accordance with out *credit score* system, which includes personal interviews and careful monitoring of payments, in order to minimize the financial risks of the launch. We believe that our *credit score* system is one of the best in the market.

Agreeing the sale of the highest possible number of units by the launch of the new enterprise, by concentrating our efforts on selling such an enterprise during the initial phases of construction, is a common practice in Brazil and helps to reduce our financial risk. We have been considerably successful with this strategy over the last 3 years, selling in general approximately 95% of the units before completing construction. In the past, advance sales and installments being paid in advance have enabled us to meet a significant part of our financial requirements for our real estate development and construction activities. We cannot guarantee that we will keep up the same rate of advance sales and payments in advance in the future.

In accordance with Brazilian legislation, we have determined that, in order to build a certain enterprise, at least 60% of the units may be sold. If not, we can give up the development within a period of 180 days counting from when the development was registered. In cases of development being given up, we return the money to the clients who have already bought their units and this is up-dated by the same index used for updating the agreement. However, clients do not have the right to receive any indemnities for loss and damages and the piece of land goes back into our land stock.

Before the launch, we make a presentation of the product to all the real estate brokers by holding a brokers' convention, which includes details of the location, features of the enterprise, services offered, plan options and form of financing for the clients.

Our *stands* are in a model apartment that is complete with all its finished interior design and is fully furnished and equipped with domestic appliances. At the *stand* our commercial and sales teams and outside brokers can be found, who answer questions and invite clients to visit the model apartment. Our commercial and sales teams and outside brokers are specially trained regarding the type of target client, customer service, timeframes of building works and the different plans available. In all phases of our commercialization and sales efforts, we place emphasis on our commitment to deliver, within the deadline, apartments built with high quality materials that have been supplied by renowned manufacturers. We also hold special promotional events when we launch new enterprises.

While a client is visiting the sales *stand*, the real estate agency registers the visitor on our system and the client becomes included in our direct mailing and periodically receives information about any new enterprises in the region. This registration also enables surveys to be done on how suitable to demand the product is. The estate agency uses a socio-economic form that is filled out by the client at the *stand*, for making a *credit score* and also for checking on any restrictions there might be. .

We have adopted a transparent sales system, so as to develop a sense of trust, partnership and loyalty with clients. The purchase documentation is standardized in order to allow speedy, efficient and convenient processing for the purchaser. What is more, the agreements and all other relevant documents are written in simple and easy-to-understand language. We have a team that is responsible for checking all the documentation generated by the real estate agency that checks the client's capacity to pay, any restrictions and any accessory documentation. We believe that part of our low rate of payment default is the result of our sales system.

Post-Sales

Customer service is answerable for all the activities of the relationship with clients programs, by analyzing and attending to, as far as possible, their criticisms, suggestions, complaints, doubts and requests, solving any problems quickly and efficiently.

The visit-the-site program gives the clients the opportunity to accompany the evolution of their property and normally takes place on the first Saturday of every month. The clients receive an invitation to breakfast at the site, where they meet up with the engineers responsible in order to iron out any doubts and to keep a close eye on the quality of the materials being used in the construction of their future residence. We believe that this program is important for helping to sell other units, as it allows our product to be spread among people that our clients know and also creates a link between the client and the Company that later becomes advertising for potential new clients. We publish an information sheet, "Up-to-date with the Building", that is sent to clients every three months and contains information regarding deadlines and photos of the site. Clients can also receive these details over the Internet on our *website* (www.rossiresidencial.com.br).

After the Local Authority Certificate of Occupancy has been issued, inspections with the clients are arranged, during which the apartment is inspected. On the day that the property is inspected, if the client has already paid off the unit, the keys are handed over. If not, the keys are handed over when the remaining debt is paid off by the client and is signed by the bank credit or fiduciary alienation of the property with the Company. When the keys are handed over, we supply the purchaser with an owners' manual that explains the workings of the installations together with the preventive maintenance plan of their property.

Construction Activity

We are constantly concerned about investments in technology, including adopting new construction techniques that present advantages over traditional techniques. We use strict quality control, by way of procedure manuals that describe in detail each task at each phase of construction of the enterprise. These manuals are followed by all the hired workers involved in the building works. In the same way, the architects of the properties receive, when the keys are handed over, a manual that specifies the guarantees of each service carried out. We permanently follow up any problems that might occur in the properties delivered through a specialized department, with the aim of taking preventive measures in the projects under development

We are committed to delivering our enterprises to the clients within the timeframes previously stipulated. In accordance with our sales agreements, the clients have the right to terminate the sales agreement without incurring any fines and they will be reimbursed with one installment of the amount paid, with appropriate monetary correction, should delivery go 180 days over the date planned (except in cases of circumstances beyond our control). However, so far we have never had any delays of more than 180 days with relation to our enterprises.

Construction of our buildings is carried out and supervised by our team of engineers, who coordinate the activities of the sub-contractors and suppliers, submitting their services to our strict quality control, guaranteeing that the project conforms to the regulations and codes of zones and construction and making sure that the project will be completed within the deadline stipulated.

We continually invest in perfecting suitable information systems and software for giving support to the planning and control of the building site and to the administrative processes. With this in mind, we invest significantly in the area of Information Technology. The main aim of implementing the SAP R/3, completed in 2002, was to integrate the various areas of engineering, thus controlling the projects through networks and timeframes in real time. Having implemented this system, it has become possible to administer more precisely the trends of each project and each stage. When looking into any timeframes or financial budgets not complied with, corrective measures are taken.

We have developed an enterprise management system that is supported by a modern program of high quality construction that allows us to use a number of construction technologies. This program gives us the capacity to implement, consolidate and work with different technologies in the various areas of the building site.

Regions of Operation

The operation market for our products (see *"Products"*) is comprised in large urban centers in the country, in over 30 cities, concentrated in the cities of São Paulo, Campinas, Porto Alegre, Rio de Janeiro and Curitiba, cities with constant growing estate market. Each operating geographic market is coordinated and managed by one of our regional management.

In the metropolitan of São Paulo, we have been operating in several regions, for over 26 years, having launched until March 31 2007, a total of 15,520 units. We have been operating in the region of Campinas for over a decade (with private regional office since 1996). In this market, we carried out the launching of 5,579 units since 1994. In Porto Alegre, we have been operating for 16 years (with our regional office since 1999), having launched 3,167 units since 1993. In Rio de Janeiro, we settled our branch in 2000 and we have already launched 2.567 units. We have also launched 7,104 units in other cities since 1993.

Aside from the cities mentioned above, we also operate in Barueri, Belo Horizonte, Campinas, Canoas, Curitiba, Fortaleza, Guarujá, Guarulhos, Jacareí, Natal, Niterói, Nova Iguaçu, Osasco, Porto Alegre, Recife, Ribeirão Preto, Rio de Janeiro, Salvador, Santo André, Santos, São Caetano, São Carlos, São José dos Campos, São Paulo, Serra, Sorocaba, Sumaré, Valinhos, Vila Velha and Vitória.

We believe that for companies that accomplish development activities, the knowledge of market where undertakings are carried out is a successful critical aspect, since economical and social characteristics of the location where the land addressed to the development is situated define potential consumers of such product, therefore characterizing the works standard. This way, it becomes essential that companies of the industry include personnel able to identify and complete the acquisition of intended lands. Thus, we believe we own high knowledge about our operating market. This is due to the fact that we comprise highly qualified professionals and with experience in the real estate segment. Additionally, regional managements have freedom to search for new undertakings and explore new lands to be acquired, operating according to peculiarities and characteristics of their region, obtaining this way, higher success in the purchase of the land and undertaking's launching. To guarantee success in our undertakings in the locations where we operate through our regional Boards, we build partnerships with local developing companies that are responsible for aiding us to transform our product in a feasible undertaking in respective cities according to local traditions and adding the brand's value.

It is important to highlight that the development and construction industry of residential undertakings in the cities of São Paulo and Rio de Janeiro is extremely scattered, not enabling that any developing or building company individually hold large market share. In the cities of Porto Alegre and Campinas, the scattering is not as accentuated, allowing a more significant market.

Aside from continuous investments in São Paulo, Rio de Janeiro, Campinas, Curitiba e Porto Alegre, we foresee a great growth potential for our business in other regions, particularly in the northeast region.

We are investigating the expansion to other metropolitan regions that present estate development characteristics compatible with our profitability goals, population growth tendency and stable income, as well as availability of suppliers and sub-contractors capable to meet our works achievement and quality standards. We may promote this expansion directly or through partnerships with successful local real estates developing companies, but only after carrying out broad research about the Novo Mercado.

Competition

Local Competition

The real estate market in Brazil, not only in development but also in construction activities, is extremely scattered, where we believe that no participant holds more than 1% of the national market. The competition is higher in the metropolitan region of São Paulo and Rio de Janeiro, where we comprise outstanding participation. Most competitors operate specially in industries addressed to upper-medium class, either in residential condominiums, office complex or in other undertakings of commercial use.

In São Paulo's market, our main competitors are Cyrela Brazil Realty, Gafisa, Company and Brascan. In Rio de Janeiro's market, our main competitors are Cyrela-RJZ, Gafisa, Brascan, Servenco, João Fortes, Bulhões de Carvalho da Fonseca and Agenco. In Campinas, the main competitors are Concima and Lix da Cunha and in Porto Alegre, Goldsztein and Bortoncello.

Despite the competitor's high distribution in the real estate developments market, we hold significant participation in main Brazilian markets – São Paulo and Rio de Janeiro -, regarding housing quantity, as shown on the following tables:

Metropolitan region of São Paulo

	Total Market				Rossi		Rossi Market Share	
Year	New Residential Developments (number of projects)	New Residential Developments (number of units)	Average Sales Price (private area in R$/m²)	Average Sales Price (private area in US$/m²)	New Residential Development (projects)	New Residential Developments (units)	On the Amount of Projects	On the Amount of Units
1994	456	30,572			8	1,624	1.75%	5,31%
1995	497	33.871	1.309 R$/m²	1.428 US$/m²	4	812	0,80%	2,40%
1996	479	54.936	1.151 R$/m²	1.142 US$/m²	13	2.392	2,71%	4,35%
1997	451	63.410	1.197 R$/m²	1.112 US$/m²	8	1.932	1,77%	3,05%
1998	335	28.600	1.609 R$/m²	1.379 US$/m²	7	954	2,09%	3,34%
1999	319	32.946	1.622 R$/m²	886 US$/m²	6	998	1,88%	3,03%
2000	448	37.963	1.718 R$/m²	938 US$/m²	12	1.763	2,68%	4,64%
2001	421	32.748	1.795 R$/m²	756 US$/m²	4	355	0,95%	1,08%
2002	478	31.545	2.139 R$/m²	732 US$/m²	9	738	1,88%	2,34%
2003	533	34.938	2.367 R$/m²	785 US$/m²	5	644	0,94%	1,84%
2004	495	28.192	2.787 R$/m²	952 US$/m²	9	1.263	1,82%	4,48%
2005	432	33.682	2.847 R$/m²	1.192 US$/m²	3	318	0,69%	0,94%
2006	459	34.427	3.189 R$/m²	1.473 US$/m²	6	708	1,31%	2,06%
2007	152	10.237	3.010 R$/m²	1.437 US$/m²	3	464	1,97%	4,53%

Source: EMBRAESP

Metropolitan Area of Rio de Janeiro

	TOTAL MARKET		ROSSI		ROSSI MARKET SHARE	
year	Qtty of Projects	Qtty of Units	Qtty of Projects	Qtty of Units	On Qtty of Projects	On Qtty of Units
1999	7	626	0	0	0,0%	0,0%
2000	13	2.005	0	0	0,0%	0,0%
2001	43	3.413	2	220	4,7%	6,4%
2002	67	5.670	3	560	4,5%	9,9%
2003	117	8.246	1	130	0,9%	1,6%
2004	107	6.881	4	332	3,7%	4,8%
2005	82	9.175	2	130	2,4%	1,4%
2006	74	8.864	7	1.250	9,5%	14,1%
TOTAL	**510**	**44.880**	**19**	**2.622**	**3,7%**	**5,8%**

Source: ADEMI.

International Competition

The dynamics and local practices (associated with bureaucratic hindrances and difficulties to purchase lands), are obstacles for the entrance of foreign competitors. However, if there is decrease in interest rates practiced in Brazil, other companies, including foreign ones, directly or by means of alliances with local partners, will be able to enter the Brazilian civil construction market in the next years, as it regards business that may offer even better profit.

Our strengths

We believe that our main competitive strengths, which it intends to use as the basis of the strategic objectives, are the following:

- *Flexibility to operate in different segments of the market.* We believe we are Brazilian developer with the greatest flexibility to adjust the product portfolio to respond in a timely manner to different demands for residential and commercial properties in the cities in Brazil where we operate. This is a result of the experience operating since 1980 in an integrated manner, in different segments of the market, with different types of products, including houses, residential buildings and commercial developments, and having faced a wide variety of market conditions. The broad experience of the Company management team and personnel in both residential and commercial developments and in other industries related to the real estate business gives us the ability to operate simultaneously in several cities, to develop new products and to identify the best opportunities in the different market segments.

Leadership and experience in the middle-income residential segment. The Company is one of the Brazilian leaders in the middle-income residential segment, with a correspondingly large customer portfolio. This segment presents high potential for growth, due to, among other reasons, an ongoing expansion of the availability of credit to such customers and an existing housing deficit. The recent growth of the contracted sales and total value of units launched derives primarily from the operations in this market segment. The experience gained over a decade operating in this segment, coupled with the scale and integration of the business, allows the Company to provide innovative and well-built products at affordable prices. This experience also gives them the ability to manage a large number of developments and customer portfolios simultaneously, and expertise in building quality real estate properties at low cost, in credit analysis and in sales techniques specific to this market segment. We believe that this experience places the Rossi Group in a privileged position compared to the competitors to operate efficiently and better take advantage of opportunities in this segment.

- *Presence in regions with high housing deficit, population with above average purchasing power, and economic and demographic growth.* The Company has expanded beyond the metropolitan region of São Paulo to other sizeable urban centers of Brazil, having opened regional offices in Rio de Janeiro, Porto Alegre and Campinas. Through these regional offices, the Company is now present in 15 important Brazilian cities. These urban centers face significant housing deficits, have populations with purchasing power above the Brazilian average, and demonstrate economic and demographic growth. The regional offices are key to the growth of the business, as their knowledge of the local markets enables them to better identify attractive opportunities, anticipate growth and value appreciation trends in real estate segments in the relevant local markets, and to better identify and evaluate products that are appropriate to the tastes and needs of each local market, as well as to understand local building and zoning regulations. In addition, the Company regional diversification helps to minimize the effects of market cycles for the demand for the products inherent to the business, as such cycles tend to be different in each region.

Strong reputation and brand recognition. We believe "Rossi'' and "America Properties'' brands are the great value to the Company business. We believe the Rossi brands enjoy solid reputations, credibility and wide recognition in the markets in which it operates, including among potential buyers, landowners, suppliers, subcontractors, brokers and other developers, because of its solid financial background, transparency, excellent quality of construction and commitment to timely delivery. The "Rossi'' brand is associated with innovative, well-built products at affordable prices. The "America Properties'' brand is associated with innovative and quality products, targeted at the upper-income residential segment and commercial developments.

- *Solid financial position.* Obtaining financing on attractive terms and efficient cash flow management are critical for success in the real estate business. For this reason, it is believed that one of the main competitive strengths is the Company's solid financial position. This solid financial position, together with their excellent reputation, gives a privileged position to the Company to obtain bank financing for its developments through lending of funds from the Brazilian government's Housing Financing System, which finances real estate developments at interest rates lower than those available in the private financial market. The Company also participates in joint ventures with other developers, financial investors and landowners in order to broaden the Company's sources of funds and the Company's access to new business opportunities. Because its units sell quickly, the Company is successful in financing a good portion of the operations, and in particular the costs of the construction of developments, with the proceeds from the sales of real estate properties. Since 1999, an important component of the Company strategy has been the sale on attractive terms to financial institutions or securitization companies of most of the amounts payable by the customers at the time it take delivery of its property from the Company. This strategy allows the Company to use the proceeds of the sales for new developments and to maximize the return on the investments.

Strategy

Our strategy is to generate value to our shareholders by means of expanding and developing our activities and revenues in real-estate in a profitable manner, by taking the best out of our strengths and competitive advantages. The key steps in our strategy are:

To explore development opportunities in the Property for the Middle Class segment. We believe there are favorable conditions for a considerable increase in demand for properties in this segment, due to our current expectations related to (a) an increasing credit offer and the reduction in interest rates for property investments for the middle class; and (b) a combination of favorable macro-economic factors, such as official interest rates reduction, GDP growth, inflation and unemployment. We believe that our experience throughout over a decade operating in this segment places us in a privileged position when compared to our competitors to explore such opportunity efficiently.

To expand our areas of operation. Besides our continual growth in the markets where we operate, so as to increase our access to new entrepreneurial opportunities, we intend to expand our activities to more urban centers in the Country, where we do not operate, which are close to our regional offices and present a real estate market with great demand growth potential, especially the inland region of the State of São Paulo and the Cities of Curitiba, Brasília and Belo Horizonte. We can even expand to other more promising regions, by means of partnerships with local entrepreneurs. As a part of our expansion plan, we intend to replicate products we have successfully launched to the new cities, as well as to find local partners who may contribute toward new business with their knowledge of each region particularities, while we add value to our projects with our broad experience in property management, construction administration, sales strategy and financial and legal–structuring, besides fostering scale savings in the purchase of raw materials.

To sustain operation flexibility, so as to take business opportunities in any segment. We intend to sustain our flexibility to adjust our products portfolio in order to meet different demands for properties in the real estate segments and in cities where we do not operate, which will allow us to make the best of different market opportunities. Over the last five years, we resumed our selective operation in the Residential Properties Geared towards the Middle Class and Residential Properties geared towards the Upper Class segments, which had been subdued since 1992, when we started to concentrate our launches in the Lower Income properties segment. Based on our market research, which showed that 70% of Brazilian families wished to live in closed condominiums, surrounded by safety and leisure, we intend to continue developing these types of projects, by making the best of our knowledge in the construction process of well built houses at accessible prices. Furthermore, as of 2002, when we acquired America Properties from our Controlling Shareholders, we also started operating in the commercial projects segment.

To keep discipline and financial solidity and to find efficient funding sources. Real estate substantially depends on credit lines, both to cover construction costs and to fund clients in the long-term. Our financial strategy aims at preserving our solid financial position. We intend to keep our strict assessment discipline, budget, financial structuring and project performance, so as to be able to effectively manage our cash flow. We will continue on the outlook for resources from the SFH for construction, so as to benefit from the low interest rates charged. As a consequence of the Public Offer, we intend to increase our own resources in our projects, by increasing our market share in the sales results, as well as making use of new business opportunities In order to maximize working capital and the return on the investments, as well as to maintain the focus on new real estate developments, the Rossi intends to maintain the policy of selling on attractive terms to financial institutions and securitization companies most of the amounts payable to them by their customers at the time it takes delivery of their property from Rossi Group.

Maintain the integrated operations, with focus on cost reduction and the continued improvement of the construction process. The Company intends to maintain the integrated operations, which allows managing and controlling all stages of a development. The Company also intends to continue reducing costs to increase the margins and profitability. In order to reduce the construction costs, the Company seeks to centralize purchases of construction materials, thus increasing the purchasing volumes and the power to negotiate lower prices from vendors. This provides economies of scale that ultimately result in a reduction in the final sales price of the units. In the segments of residential properties for lower-middle-income and middle-income customers, the Company use relatively standardized products that result in greater efficiency and quicker construction. The Company believes that maintaining the construction activities in most of its developments is essential for the success of the Company activities as developers because it assures that the Company can control and continuously improve the planning construction and construction control techniques, purchasing processes and economies of scale to reduce construction costs.

12.01 - MAIN PATENTS, COMMERCIAL BRANDS AND FRANCHISES
Intellectual Property (Brands, Patents and Licenses)

We own several brands in Brazil that are important in the management of our activities. We believe that our most valuable brands registered in the INPI are, "Rossi", "America Properties" and "Villa Flora".

We also own the domain "rossiresidencial.com.br", which is registered along with NIC.br, agency responsible for the registration of domain names in Brazil.

We do not own patents or other intellectual property rights that the absence might entail in an adverse impact in our business operations.

14.01 - ENTREPRENERIAL AND/OR RESULTS PROJECTIONS

PROJECTION'S REVIEW 2007-2008

São Paulo, June 5 2007 – Rossi Residencial (Bovespa, RSID3), one of Brazil's largest construction and developing companies, announces that it changed its projections for the biennium according to diagram below.

The increasing visibility of operations and strong region strategy foundation and geographic diversification enable, at this stage, to positively change expectations for such period.

Therefore, the focus remains on the administration and continuous business construction through a high quality and well diversified land data bank across the country. Rossi is certain that it will continue to generate an increasing cost to all shareholders.

Rossi Share in R$ MM	2007				2008			
	Previous		Current		Previous		Current	
	Floor	Ceiling	Floor	Ceiling	Floor	Ceiling	Floor	Ceiling
Net Revenues da	550	650	600	700	800	900	850	950
Launches (VGV)	1.300	1.450	1.600	1.800	1.560	1.740	1.920	2.160
Contracted Sales	1.000	1.100	1.250	1.400	1.150	1.265	1.500	1.680
REF Gross Margin %	35	37	35	37	35	37	35	37
Gross Margin %	34	36	34	36	34	36	34	36
EBITDA Margin %	16	18	18	20	18	20	20	22

14.02 - ADVISABLE INFORMATION, BUT NOT COMPULSORY

Financial Agreements

Due to the speed of our sales, we were able to finance large part of our activities, especially undertakings construction, with our estates sale products, which reduces our outsourcing funds dependence. Hence, there is no concentration of our financial agreements, and no material dependence on financing agreements for the performance of the Company's activities.

The table below shows the main characteristics of our financial agreements.

BANK	TYPE	BEGINNING	MATURITY	INDEX	INTEREST RATE	OUTSTANDING BALANCE 31/03/2007	2007	2008	2009
HSBC -Vivaz - Felice e Viver	Real Estate Credit	08/03/05	14/05/07	TR	12,00%aa	2.478 910	2 478 910	-	-
HSBC - Vivaz - Cristal	Real Estate Credit	08/03/05	14/11/07	TR	12,00%aa	4 498 958	4 498 958	-	-
HSBC - Image	Real Estate Credit	06/02/06	12/05/08	TR	12,00%aa	9 389 241	4 172.996	5 216.245	-
HSBC - North York	Real Estate Credit	01/08/06	15/09/08	TR	12,00%aa	1.929 965	-	1.929 965	-
Bradesco - Vila Albani	Real Estate Credit	28/09/05	28/12/06	TR	12,00%aa	1.953 845	1.953 845	-	-
Bradesco - Vivanti	Real Estate Credit	25/10/05	25/03/08	TR	12,00%aa	9 339 503	-	9 339 503	-
Bradesco - Gaia	Real Estate Credit	24/11/05	24/12/07	TR	12,00%aa	5 470 200	5 470.200	-	-
Bradesco - Giardino	Real Estate Credit	02/01/06	02/10/08	TR	12,00%aa	12 423 289	-	12 423 289	-
Bradesco - Tututi 1st phase	Real Estate Credit	24/04/06	24/10/07	TR	12,00%aa	22 233 982	22 233.982	-	-
Bradesco - Tututi 2nd phase	Real Estate Credit	24/04/06	24/12/07	TR	12,00%aa	19 076 244	19 076.244	-	-
Bradesco - Landscape	Real Estate Credit	24/04/06	24/12/07	TR	12,00%aa	11 030 621	11 030 621	-	-
Bradesco - Ch.Sto.Antonio	Real Estate Credit	28/07/06	28/11/09	TR	11,00%aa	1.322	-	-	1 322
Bradesco - Garden Up	Real Estate Credit	06/10/06	06/07/08	TR	11,00%aa	-	-	-	-
Bradesco - Olympia	Real Estate Credit	07/11/06	07/08/08	TR	11,00%aa	1 452 252	-	1 452 252	-
Bradesco - Gran Vita	Real Estate Credit	22/11/06	22/02/09	TR	11,00%aa	1.734 293	-	-	1.734 293
Bradesco - Allure	Real Estate Credit	27/11/06	27/05/09	TR	11,00%aa	1.679	-	-	1 679
Bradesco - Jardins de Itália	Real Estate Credit	28/11/06	28/10/08	TR	11,00%aa	1.232.982	-	1.232.982	-
Bradesco - Garten Haus	Real Estate Credit	23/01/07	23/01/10	TR	11,00%aa	-	-	-	-
Bradesco - Alta Vista	Real Estate Credit	23/01/07	23/01/10	TR	11,00%aa	-	-	-	-
Bradesco - Porto Central	Real Estate Credit	21/12/06	21/01/08	TR	11,00%aa	-	-	-	-
Unibanco - Orizzonte	Real Estate Credit	09/06/05	09/12/06	TR	12,00%aa	6.081.137	-	6.081.137	-
Unibanco - Solar	Real Estate Credit	08/09/05	08/04/07	TR	12,00%aa	6 748 783	-	6 748 783	-
Unibanco - Athmosphere	Real Estate Credit	08/08/05	08/11/07	TR	12,00%aa	13 880 623	13.880.623	-	-
Unibanco - Della Lume	Real Estate Credit	12/01/06	12/12/07	TR	12,00%aa	2 009 394	2.009 394	-	-
Unibanco - Pantai	Real Estate Credit	13/03/06	11/11/07	TR	12,00%aa	8 126 662	8 126.662	-	-
Santander - Bosque do R. Branco	Real Estate Credit	24/03/06	17/02/08	TR	12,00%aa	8 437.517	-	8 437.517	-
Santander - Reserva Petrópolis	Real Estate Credit	24/03/06	17/08/08	TR	12,00%aa	7.611.181	-	7 611.181	-
Santander - Eco Parnaso	Real Estate Credit	18/04/06	17/10/08	TR	12,00%aa	1.104 100	-	1.104 100	-
Santander - Jd. Londres	Real Estate Credit	25/09/06	07/04/08	TR	12,00%aa	1.260 100	-	1.260.100	-
ABN – Vila Sollo	Real Estate Credit	20/01/06	20/06/07	TR	12,00%aa	328 965	328 965	-	-
HSBC - Eternity	Real Estate Credit	02/02/05	17/02/08	TR	12,00%aa	5 068 064	3 801 048	1.267 016	-
REAL ESTATE CREDIT						**164.903.812**	**99.062.448**	**64.104.070**	**1.737.294**
Brascan	Working capital	19/08/04	15/08/07	CDI	5,53%aa	1 067.959	1 067.959	-	-
WORKING CAPITAL						1.067.959	**1.067.959**	-	-
TOTAL INDEBTEDNESS						**165.971.770**	**100.130.406**	**64.104.070**	**1.737.294**

14.02 - RECOMMENDABLE, BUT NOT COMPULSORY INFORMATION
Effect on the Real Estate Industry and on Our Results

The real estate industry is affected by the economical situation in the Country and in the sector. The demand for new residential units is influenced by several factors, including the increase of the employment level, long-term and short-term interest rates and the availability of housing funding, consumers' trust, government policies and demographic factors. The launch of new units, on the other hand, is influenced by the stock of existing units, restrictions in zoning laws, government and environmental policies, cost and availability of land, several construction and sales costs, availability of funding, among other reasons.

There are considerable economic and political uncertainties that may hinder clients' purchase behavior, construction costs, labor and raw material availability and other factors that may affect the real estate industry as a whole. Higher interest rates can affect the ability of residence purchasers to obtain funding in reasonable conditions, and therefore, can reduce the demand of new residences. Lack of funding availability is another factor that can affect the demand for new residences, causing a reduction in new sales.

Inflation can have and will continue to have an effect on our financial status and our operating results. Nearly all of our operating expenses are shown in Real, and our suppliers and service suppliers who are connected to such expenses, as a rule, tend to readjust their prices to reflect Brazilian inflation.

Our operating results can also be indirectly affected by exchange rate fluctuations. Although nearly all our revenues are shown in Real, and only a small share of our costs is linked to the American dollar, the Real depreciation related to the American dollar can create additional inflation pressures in Brazil and cause raises in interest rates. On the other hand, the depreciation of the Real in relation to the American dollar can hold inflation back and consequently increase interest rates, factors that can incite an increasing demand in the real estate market. In a period of downturn in the economy, clients and investors buy a smaller number of real estate properties, rent fees decrease and a number of empty properties increases, which reduces the interest in real estate investments, and tends to adversely affect our operating results.

14.03 - OTHER INFORMATION CONSIDERED IMPORTANT TO BETTER UNDERSTAND THE COMPANY

1 – Share positioning held by controlling shareholders, members of the board of directors and officers:

SHAREHOLDER	INDIVIDUAL/CORPORATE TAXPAYERS' NUMBER	POSITION	COMMON SHARES (unit)
RR Trust Ltda	01.709.616/0001-07	Controlling shareholder	29,281,098
Engeplano Participações S/A	02.405.472/0001-50	Controlling shareholder	2,999,479
Roplano S/A	01.646.842/0001-88	Controlling shareholder	1,250,000
Edmundo Rossi Cuppoloni	004.232.708-34	Controlling shareholder	308,501
João Rossi Cuppoloni	004.563.908-63	Controlling shareholder - President of the Board of Directors	1
Hilda Maria Rossi Cuppoloni	934.304.508-53	Controlling shareholder - Spouse of Controlling Shareholder	388,450
Sérgio Pedroso Rossi Cuppoloni	135.199.388-71	Controlling shareholder - Investors Relations Director	
Heitor Cantergiani	397.112.008-30	Superintendent Director	-
Marco Antonio Dini Pedroso	056.200.828-49	Officer	-
Renata Rossi Cuppoloni	011.233.497-03	Officer	-
João Paulo Franco Rossi Cuppoloni	004.165.377-74	Controlling Shareholder - Director	1
Marcelo Saefaty	693.156.557-53	Director	1
Eleazar de Carvalho Filho	382.478.107-78	Director	1
Leonardo Nogueira Diniz	580.343.906-15	Officer	-
Alcides Gonçalves Júnior	031.154.288-39	Officer	-

2 – On 6/30/2007 the number of outstanding shares (free-float) corresponds to 43,868,182, representing 55.63% of the company's equity.

Chart of controlling shareholders' direct and indirect equity:

Shareholder	Shares held	Equity - %
Controlling shareholders	34,227,528	43.41
Board of directors	4	-
Officers	-	-
Treasury stocks	756,100	0.96
Outstanding shares	43,868,182	55.63
Total	78,851,814	100

3 – Controlling shareholders', directors' and officers' equity evolution over the last twelve (12) months:

	Position on 4/30/2006		Purchase / Subscription	Sale	Position on 4/30/2007		Evolution %
Shareholders	**Quantity**	**%**			**Quantity**	**%**	
Controlling Shareholders	34.227.528	43,41			34.227.528	43,41	0,00
Board of Directors	4				4		
Directors							
Treasury Stocks			756.100		756.100	0,96	0,00
Outstanding Shares	44.624.282	56,59		756.100	43.868.182	55,63	-0,02
Total	**78.851.814**	**100,00**	**756.100**	**756.100**	**78.851.814**	**100,00**	**0,00**

4 – External shareholder with more than 5% of total shares.

According to "Relevant Fact", of July 3, 2007, Investor Opportunity Bank acquired on prior to June 27, 2007, through operations carried through at the Stock Exchange, nominative common shares issued by the Company ("Common Shares"). With the acquisitions carried out, such Investor became the Administrator of 4,103,748 Common Shares corresponding to 5.20% of the total Common Shares on the date of the acquisition of such Common Shares. This is a minority investment that does not alter the Company's ownership or administrative structure.

14.03 - OTHER INFORMATION CONSIDERED IMPORTANT TO BETTER UNDERSTAND THE COMPANY

5 – Arbitration clause

The Company is binding to arbitrage at the Market Arbitration Chamber, pursuant to the Arbitration Clause set forth in its By-Laws.

6 – RISK FACTORS

RISKS RELATING TO BRAZIL

The Brazilian government has exercised, and continues to exercise, a significant influence over the Brazilian economy. This influence, as well as Brazilian political and economic conditions, could have a material adverse effect on our activities.

The Federal Government usually intervenes in the Country's economy and seldom carries out significant changes in its policies and rules. The measures taken by the Federal Government to fight inflation, as well as other polices and rules, frequently implied increase in interest rates, change of tax policies, price control, currency depreciation, equity control and limitation to importations, among other measures. Our activities, financial status and operating results can be consistently hindered by political or normative alterations that involve or affect factors, such as:

interest rates;
exchange control and restriction of offshore remittances, such as those that were imposed in 1989 and beginning of 1990;
exchange variance;

inflation;
financial market and domestic capital liquidity;
tax policy; and

- other political, social and economic events that may take place in Brazil or which may affect it.

The uncertainty as far as the implementation of changes by the Federal Government are concerned, in the policies and norms that may affect these and other factors in the future, can contribute towards economic uncertainty in Brazil and toward the Brazilian securities and exchange market and securities issued abroad by Brazilian companies. Therefore, such uncertainties and other future events in the Brazilian economy may adversely affect our activities and our operating results.

Inflation and other efforts of the Federal Government to fight inflation can significantly contribute towards economic uncertainties in Brazil, and it may hinder our activities.

In the past, Brazil registered extremely high inflation rates. Inflation and some measures taken by the Federal Government to control it, together with speculation on occasional government measures to be adopted, had a significant negative effect on the Brazilian economy, contributing towards the existing economic uncertainty in Brazil and toward an increase in the volatility of the Brazilian securities and exchange market. In the recent past, the annual inflation rate measured by the IPCA dropped from 8.9% in 1999 to 3.14% in 2006. The Federal Government's measures to control inflation have often included the maintenance of a restrictive monetary policy with high interest rates, therefore restricting the availability of credit and reducing the economic growth. As a consequence, interest rates have been varying significantly. For example, the Brazilian official interest rates at the end of 2004, 2005 and in 2006 were 17.75%, 18.0% and 13.25%, respectively, as provided for by COPOM. On March 31, 2007, the official interest rate was 12.5%.
Future measures by the Federal Government, including interest rates reduction, exchange market intervention and measures to adjust or to fixate the Real value can cause an increase in inflation. If Brazil experiences high inflation in the future, we may not be able to readjust the prices charged from our clients to make up for the inflation effects on our cost structure.

Exchange instability can negatively affect our financial status and our operating results.

Due to severe pressure, the Brazilian currency underwent depreciation when compared to the American dollar and other strong currencies throughout the last for decades. During all this time, the Federal Government implemented several economic plans and used several exchange policies, including sudden depreciation, occasional mini-depreciations (during which the frequency of adjustments varied from daily to monthly), floating exchange rate market systems, exchange control and double exchange market. Recently, there have been significant exchange rate variations between the Real and the American dollar and other currencies. For example, the Real depreciated 18.7% and 53.2% in 2001 and 2002, respectively, and appreciated 18.3%, 8.1%, 11.9% and 8.2% in 2003, 2004, 2005, and 2006, respectively, when compared to the American dollar. One cannot guarantee that the Real will not undergo depreciation or will be depreciated in relation to the American dollar again. On March 31, 2007, the exchange rate between the Real and the American dollar was R$2.05 per US$ 1.

The Real depreciations in relation to the American dollar can create additional inflation pressure in Brazil and cause the increase of interest rates, which can adversely affect the Brazilian economy as a whole. Furthermore, a significant depreciation of the Real can affect our ability to bear our costs, and consequently, cause a material adverse effect on our operating results.

Events and the risk perception in other countries, especially emerging economy countries, can hinder the Brazilian securities and exchange market value.

The market value of securities issued by Brazilian companies is influenced, on different levels, by the economic and market conditions of other countries, including countries in Latin America and emerging economies. The investors' reaction to the events in such other countries can cause an adverse effect on the market value of such securities of Brazilian companies. Crises in other emerging economy countries can reduce the interest of investors in the securities of Brazilian companies, including those we issue. This can make it difficult for our access to the capital market and to the funding of our operations.

RISKS RELATING TO OUR COMPANY AND THE REAL ESTATE INDUSTRY

We are exposed to risks associated with real estate development, construction, lease and sale.

Our business is the development, construction, sale and lease of residential and commercial projects and we intend to continue developing such activities. Besides the risks that generally affect the real estate market, such as interruptions in the supply and volatility of the price of construction materials and equipment, changes in the supply and demand of developments in certain regions, strikes and environment and zoning regulations, our activities are especially affected by the following risks:

the Brazilian economic panorama can hinder the development of the real estate industry as a whole, through the economy slowdown, interest rate increase, variation of currency and political instability, among other factors;

- in the future, due to a new regulations or to market conditions, we may not be able to monetarily adjust our receivables according to certain inflation rates, as it is currently the case, which would make a project unfeasible both financially and economically;
- the level of interest of purchasers on a new project launched or the price of sale per unit, which is necessary for the sale of all units, can become significantly lower than the expected, which can make a project become less profitable and/or make the total amount of all units to be sold significantly far from the expected;

in case of bankruptcy or material financial difficulties of a large company in the real estate industry, the sector can be entirely affected, which could cause the reduction, as far as clients are concerned, of trust in other companies in the industry;

we are affected by the local and regional real estate market conditions, such as the excess or shortage of offers of properties or pieces of land in each region;

we run the risk that purchasers may have a negative perception of safety, convenience and attractiveness of our properties and areas where they are located;

our profit margins can be affected due to the increase of operating costs, including investments, insurance premiums, property taxes and public fees;

- we can be affected by the shortage of well positioned pieces of land to carry out our developments;
- development opportunities may disappear;

the construction and sale of units in the developments may not be concluded within the schedule, which may cause cost increase in the construction or the termination of sales agreements; and

the occasional change in the policies of the National Monetary Council on the application of resources aiming at the SFH can reduce the offer of funding to our clients and affect our business.

The occurrence of any of the aforementioned risks can cause a material adverse effect on our financial conditions and operating results.

Furthermore, in compliance with our sales agreements, our clients have the right to terminate a contract, with no penalties, and to receive back a large sum of the amount paid, monetarily restated, in case the delivery of such development is not carried out on prior to one hundred and eighty (180) days as of the scheduled date (except in cases of force majeure). We cannot guarantee that we will not be subject to any delays in the future. Furthermore, pursuant to the Civil Code, we render limited guarantee within a five-year term on structural malformation and we can be sued for such guarantees during that term. In case such events occur, our financial condition may be adversely affected.

Lack of availability of resources for the acquisition of funds and/or interest rates increase can hinder the ability or availability of potential property purchasers to finance their acquisitions.

The lack of availability of resources in the market for the acquisition of funds and/or an increase in interest rates can hinder the ability or availability of potential property purchasers to finance their acquisitions. Consequently, such fact would cause a reduction in the demand for new residential and commercial properties, as well as land parceling, adversely affecting our financial condition and operating results.

We are subject to risks usually associated to financing concession.

We grant financing to purchasers of our residential development units based on terms of installment sales agreements, which set forth, as a rule, an adjustment by the INCC during the development work and interest rates of 12.0% a year plus the IGP-M after the concession of the certificate of occupancy. Please refer to the section "Activities of the Issuer – Financing to Clients". We are subject to risks usually associated to the concession of funding, including risk of lack of payment of the principal and interests and risk of increase in the cost of the resources collected by us, and both of which can hinder our cash flow. Furthermore, the terms of the Brazilian legislation, in case of default after the delivery of the unit acquired in installments, the collection procedure of the amounts owed and the repossession of the unit from the purchaser in default, in general terms, take at least two years until judgment is made final and unappealable. Additionally, after the repossession of the unit, we usually sell it for a lower price than that previously established in the corresponding sales agreement.

Therefore, if a purchaser is in default, we cannot guarantee we will be able to have all the amount of the outstanding principal amount of any installment sales agreement reimbursed, which could cause a materially adverse effect on our financial condition and on our operating results.

Our future growth may demand additional capital, which may not be available or, if it is so, it may not bear satisfactory conditions.

Our operations demand a significant amount of working capital. We can be forced to raise additional capital, from the sale of shares, or, on a lower scale, the sale of instruments of indebtedness or bank loans, aiming at the future growth and development of our activities. We cannot assure the availability of additional capital, or, in that case, that it will bear satisfactory conditions. The lack of access to additional capital in satisfactory conditions can restrict the future growth and development of our activities, which could materially hinder our financial situation and our operating results.

The Brazilian real estate industry is highly competitive, and we can lose our position in the market due to certain circumstances.

The Brazilian real estate industry is highly competitive and fragmented, and there are no great barriers that restrict new competitors in the market. The main competitive factors in the real estate segment includes the availability and location of pieces of land, prices, funding, projects, quality, reputation and

Partnerships with developers. A series of residential and commercial developers and real estate services companies compete with us (i) in the acquisition of pieces of land, (ii) in the loan of funds for the development, and (iii) in the search for potential purchasers and lessees. Other companies, including foreign ones, in alliance with local partners, can start actively taking part in the real estate development market in Brazil in the following years, increasing competition even more.

To the extent that one or more of our competitors start a successful marketing or sale campaign and, as a result, their sales increase considerably, our activities may be materially adversely affected. If we are not able to respond to such pressures as immediately and adequately as our competitors, our financial situation and operating results can be materially affected.

The loss of members of our senior management, or our incapacity to attract and keep additional staff to integrate it, can have a material adverse effect on our financial situation and operating results.

Our capacity to keep our competitive position depends largely on our senior management's services. None of them is subject to a long-term labor contract or a non-competition pact. We cannot guarantee that we will be successful in attracting and keeping qualified staff to integrate our senior management. The loss of services of any of the members of our senior management, or our incapacity to attract and keep additional staff to integrate it, can have a material adverse effect on our financial situation and operating results.

We are a company which results depend on the result of our subsidiaries (holding), which we cannot be sure will be made available to us.

We are a company controlling several Brazilian societies in the real estate industry. Our capacity to comply with our financial obligations and with paying dividends to our shareholders depends on the cash flow and on our subsidiaries' profits, as well as on the distribution of such profits to United States, as dividends. Some of our subsidiaries are SPEs (Special Purpose Corporations) that were organized by us, together with other developers and construction companies. We have, in most cases, market share of approximately 50.0% in the SPEs, and due to agreements kept with our partners at the SPEs, we keep the control of the SPEs demand-deposit account control, and such corporations cannot pay dividends, except if all of their obligations have been paid up or the partners have decided otherwise. There is no guarantee that such resources will be made available to us or that they will be enough to comply with our financial obligations and for the payment of dividends to our shareholders.

SPEs market share may result in additional risks.

The investment in SPEs with other real estate developers and construction companies, include, among others, the risk our partners may face financial difficulties, including bankruptcy, as well as possible divergences of economic and commercial interests, which may demand additional investments and services to the Company, which may adversely affect our results. Furthermore, according to the Brazilian legislation, the partners of SPEs can be deemed responsible for their obligations, especially regarding tax, labor, environmental and consumer defense obligations.

Our activities are subject to extended regulation, which can cause the increase of our costs and limitation of our development or otherwise adversely affect our activities.

The Brazilian real estate industry is subject to extended regulations related to the building, zoning and protection of historic property, issued by several federal, state and municipal authorities, which affect the acquisition of pieces of land and real estate development and construction activities, through zoning rules and the need of licenses, as well as laws and regulations related to consumers' protection. We are forced to get the approval of several government authorities to develop our real estate development activity, and the new laws or regulations may be approved, implemented or interpreted so as to adversely affect our operating results.

Our operations are also subject to federal, state and municipal environment laws and regulations. Such environmental laws may cause delays, may cause us to incur in significant costs to meet them and other costs, as well as they can prohibit or seriously restrict the residential and commercial development and construction activity in environmentally sensitive regions or areas.

The laws that govern the Brazilian real estate industry, as well as the environmental laws, tend to become more restrictive and any increase of restrictions can adversely and materially affect our operating results.

The increase of the existing tax rates or the creation of new taxes during the term in which our sales contracts are in force can materially affect our financial situation and our operating results.

In the past, the Federal Government, quite frequently, increased tax rates, created new taxes and modified the tax regime. Recently, the National Congress approved the tax reform that is being implemented and will have an impact on the purchase and sale of properties in Brazil. If the Federal Government increases the existing tax rates or creates new taxes levied on the purchase and sale of properties while our sale agreements are in force, our financial situation and our operating results may be materially affected, to the extent that we cannot alter them to pass on such cost increases to our clients. For example, in 2002 and 2003, the increase of the PIS and COFINS rates from 3.6% to 9.2% on the total sales revenues caused an adverse impact of R$7.8 million over our net profit in 2004. Furthermore, an increase or the creation of new levying taxes on the purchase and sale of property, that are passed onto our clients, can cause the increase of the final price to our clients, reducing, as a consequence, the demand for new properties or affecting our margins, including our profitability.

In case of delays in the development schedule, our clients can terminate their corresponding agreements.

In compliance with our sales agreements, our clients have the right to terminate a contract, with no penalties, and to receive back a large sum of the amount paid, monetarily restated, in case the delivery of such development is not carried out on prior to one hundred and eighty (180) days as of the scheduled date (except in cases of force majeure). We cannot guarantee that we will not be subject to any delays in the future.

If our Partnerships are not successful or if we do not manage to keep a good relationship with our partners, our business and operations may be negatively affected.

Besides the Partnerships we currently have, if any new opportunities arise, we intend to develop new Partnerships with our developers and construction companies aiming at increasing the number of developments in which we take part, reducing costs in the acquisition of land and diversifying our projects portfolio. The maintenance of a good relationship with our partners and with the developers and construction partner companies is an essential condition for the success of our Partnerships. We cannot assure we will be able to keep the good relationship with any of our partners. Neither can we assure that our Partnerships will be successful and will lead to the expected results. Problems in keeping our

Partnerships, as well as difficulties in properly meet the needs of our clients due to their failure, can negatively affect our business, operation and financial results and cash flow.

Considering the long term for the conclusion of a project, we can face economic cooldown, an increase in interest rates, exchange variations and political instability, which can affect our ability to conclude our projects successfully.

A project of a real estate developer can take from 24 to 36 months to be concluded. During this period, there can be considerable economic uncertainties, such as economic cooldown, increase in interest rates, exchange variations and political instability, which can lead to adverse effects in the consumers' habits, in construction costs, in the availability of labor and material, as well as other factors that affect United States, as well as the real estate market as a whole.

Significant expenses associated to real estate investments, such as maintenance costs, construction costs and payment of debts, can rarely be reduced if changes in the economy cause a reduction in revenues deriving from our properties. The continuous demand for our developments depends on the long-term expectations related to the economy growth and employment, which we cannot guarantee will effectively occur.

7 - Awards

Over the last three years, we received the following awards:

Year Award Institution

Year	Award	Institution
2006	Master Imobiliário – Executive of the Year	ADEMI/RJ
2006	Master Imobiliário - case Porto Central	ADEMI/RJ
2006	Master Imobiliário - case Natura Recreio	ADEMI/RJ
2006	Top de Marketing - case Terra Mater	ADVB/RS
2006	Master Imobiliário - case Praça Capital - Marketing and Commercialization	Secovi/SP and Fiabci
2006	Top de Marketing - case Praça Capital	ADVB/SP
2005	Top de Marketing - Case "Orizzonte Self Living"	ADVB - Rio de Janeiro
2005	Master Imobiliário - Case "Orizzonte Self Living"	ADEMI
2005	Top Imobiliário Incorporadora e Construtora	O Estado de São Paulo Newspaper / Embraesp
2005	Top de Marketing - Case "Pantai Enseada"	ADVB - São Paulo
2005	Prêmio Master Imobiliário - Case "Residencial Club Tuiuti"	Secovi / Fiabci
2004	Runner up of the National Construction Rank	Tem Construção Magazine
2004	2nd Runner up of the São Paulo Real Estate Vertical Rank	Tem Construção Magazine
2004	Top de Marketing - Case "Condomínio Vila Florença"	ADVB - Rio de Janeiro
2004	Folha de Qualidade Imobiliária Award – Category Construction Company	Folha de São Paulo Newspaper
2004	Folha de Qualidade Imobiliária Award – Category Developer	Folha de São Paulo Newspaper
2004	Top Imobiliário – Category Construction Company	O Estado de São Paulo Newspaper / Embraesp
2004	Top Imobiliário – Category Developer	O Estado de São Paulo Newspaper / Embraesp

07/20/2007 15:21:36 Page 71

8 -Employees

The chart below shows our employees figures on December 31, 2004, 2005 and 2006 and on March 31, 2007.

Employees Chart - Quarter

	2004	2005	2006	2007
Administration Headquarters	65	65	105	116
São Paulo Regional Administration	20	33	55	61
Campinas Regional Administration	29	20	29	31
Porto Alegre Regional Administration	20	14	23	28

Rio de Janeiro Regional Administration	16	20	32	37	
Construction Works		454	416	320	478
Company Total	604	568	564	751	

Over the last two years, we have shown a monthly employee turnover of 2.91%, which, according to what we believe, is lower than most of our competitors and results in significant cost savings in recruiting, training and dismissals.

We have aimed at keeping the lowest number of our own factory workers possible, especially counting on specialized staff and some regular employees for the work, which totaled 478 employees on March 31, 2007. Therefore, we have outsourced most part of our labor on our construction sites, hired directly by the contractors we hire, and we are only responsible for supervision. Our construction department currently has 41 engineers.

Taking into account that we hired companies to provide labor, all the outsourced factory workers involved in the construction are also trained by us before the beginning of the tasks they have been hired for. There is permanent supervision, by our engineers residing on the sites, of all tasks performed by such outsourced workers. According to the predominant case law, we are jointly responsible for labor and social security issues that may occasionally be raised by outsourced employees.

15.01 - ENVIRONMENTAL PROBLEMS

Environmental Aspects

Our activities in the civil construction industry are subject to a set of federal, state and municipal laws, decrees, regulations and directives concerning the environment.

As a part of our police to comply with such legislation, when we acquire the piece of land we intend to develop a project, we previously consider all the environmental aspects involved, especially those related to the existence of fountainheads, trees and local vegetation, as well as specific aspects involving preservation.

As a consequence, when the project is approved, the environmental issues had already been dully considered, causing the project to contemplate a legal solution for occasional environmental issues.

To avoid the risk of acquiring a piece of land and not being able to develop a project later on due to environment-related issues, we have a policy to relate the acquisition of land to the acquiring of licenses and authorizations from the necessary public authorities. Currently, there are no environment-related legal or administrative suits which are relevant to us.

Environment Institutional Policy and Environment Control Measures

Our environment institutional policy mission is to comply with environment needs, contributing towards the improvement life quality for the population. In that sense, our projects aim at following the guidelines below: (i) rational use and sustained development of the resources involved in the developments; (ii) conservation, protection and recovery of the environment; (iii) technical, economic-financial, environmental and social feasibility; and (iv) complying with the environment legislation.

Social Action

Our Villa Flora development, in Sumaré, in the State of São Paulo, is an example of our performance and investment in social and environmental issues. Though a partnership with Universidade de Campinas – UNICAMP and with NGO Girasonhos, we are helping with developing a sense of community in the planned district, focusing on the preservation of the environment (environment preservation and park reforesting, 30% more green areas than what is demanded by law) and life in community. We believe that this type of partnership adds value to our product, as it offers dignity, respect and better life conditions to the residents, through communitarian and human values development work.

1. CVM CODE	2. CORPORATE NAME	3. CNPJ
01630-6	ROSSI RESIDENCIAL S/A	61.065.751/0001-80

16.01 - LAWSUITS HIGHER THAN 5% OF NET EQUITY OR NET PROFIT

1 - ITEM	2 - DESCRIPTION	3 - % NET EQUITY	4 - % NET PROFIT	5 - PROVISION	6 - AMOUNT ACCRUED (Thousand Reais)	7 - SHARES TOTAL VALUE (Thousand Reais)
8 - NOTES						
01	LABOR	1.08	33.66	YES	1.546	12.000
02	FISCAL/TAX	1.52	47.34	YES	16.877	16.877
03	OTHERS	0.66	20.48	NO	0	7.300
The "others" item corresponds to the civil lawsuits, most of which aiming at property sales agreements terminations. In case of such terminations occur, no provisions have been created as the corresponding property shall return to the Company's stock and shall be resold, with no losses for the Company.						

17.01 - OPERATIONS WITH COMPANIES RELATED TO OPERATIONS WITH RELATED PARTIES

In general, our controlling shareholders, our subsidiaries and we carry out financial and commercial operations among ourselves, in the conditions usually practiced in the development, construction and real estate sales markets.

On December 31, 2006, we had the following relationships with the related parties:

Service rendering

Rossi S.A., a company in the Grupo Rossi, rendered legal services and financial structuring to us. Their fees for the service rendered was calculated based on the cost of Rossi S.A. employees allocated to such departments, which render services to us. In the fiscal years ended in December 2004 and 2005, and in the first quarter of 2006, the amounts paid as fees for services represented R$ 1.0 million, R$ 1.0 million and R$ 0.7 million, respectively. As of the second quarter 2006, no service was rendered to us by any company in the Grupo Rossi.

Acquisition of SPEs held by the Controlling Shareholders

As a part of our business model, we use structures involving special purpose corporations (SPEs) for the development of our projects. In line with our business model, throughout 2005, we established some partnerships with our controlling shareholders to take opportunities of land acquisition for our developments, aiming at the availability of resources of such shareholders at the time.

On December 23, 2005, we acquired certain SPEs (Acquired SPEs) from the controlling shareholders (each of them a participant or future participant of a specific real estate development), for the total amount of R$35.4 million, to be paid on prior March 30, 2006, accrued of 1%-month interest, with part of the net resources raised by us in our last tender offer, aiming at increasing our market share in projects to be developed in such pieces of land, taking advantage of our larger availability of capital after such offer, as well as eliminating the participation of related parties in our developments. As a result of such operations, we consolidated in our balance sheet R$30.4 million in obligations with related parties accounted for by the Acquired SPEs, deriving from loans granted by the Controlling Shareholders to the Acquired SPEs to finance the acquisition of pieces of land, which are remunerated at 100% of the CDI.

Such operation was carried out based on the market terms and conditions, attested by two independent specialized companies, *Appraisal Avaliações e Engenharia*, which created evaluation reports of the land at market prices, and *Socival Auditoria Independente*, which created evaluation reports of the Acquired SPEs by the discounted cash flow and accounting net equity methodologies. All in all, the lowest amount found was used to fix the price. Such evaluation reports are available at the Company's headquarters, at the Investors Relations Board.

The table below shows the name of each of the Acquired SPEs, the number of shares, depending on the case, acquired, the amount in Real of the operation, the activity of each of the Acquired SPEs under our developments.

Acquisition					
	Rossi Residencial		America Properties(1)		
Acquired SPE	Shares/Quotas	Amount R$	Shares/Quotas	AmountR$	Activity
Alpinia Desenvolvimento Imobiliário S.A. (1)(2)	1,400	1,266.71	0	0.00	Holder of piece of land of 62,581 sqm on Av. Presidente Kennedy, 3486/3600, in São Caetano do Sul/SP.
Apuléia Empreendimentos S.A. (1)	999	799.20	1	0.80	Holder of piece of land of 11,581 sqm on Av. Miguel Estefno, 5.374/5.392, Praia da Enseada, City of Guarujá/SP.
Bosque Rio Branco Empreendimentos S.A. (1)	2,501,999	2,698,091.53	1	1.26	Participant of the *Bosque do Rio Branco* Development.
Calêndula Desenvolvimentos Imobiliários S.A. (1)(2)	641,987	641,987.00	0	0.00	Holder of piece of land of 4,950 sqm on Rua São Benedito at the corner of Rua General Deodoro, in the City of São Paulo/SP.
Calêndula Empreendimentos S.A. (1)	1,999	1,999.00	1	1.00	Holder of piece of land of 9,790 sqm on Rua Vereador José Diniz with Rua da Fraternidade and Rua Gal. Deodoro, in the City of São Paulo/SP.
Ciclame Desenvolvimento Imobiliário S.A. (1)	1,999	1,925.69	1	0.96	Holder of piece of land of 8,016 sqm in the District of Campo Comprido, City of Curitiba/PR.
Flor de Abril Desenvolvimento Imobiliário S.A. (1)	1,999	1,918.28	1	0.96	Holder of piece of land of 3,682 sqm at Rua Camândulas, 128, in the City of São Paulo/SP.
Flor de Abril Empreendimentos S.A. (1)	1,999	1,921.18	1	0.96	Holder of piece of land of 5,000 sqm on Rua Dep. Emílio Carlos, City of Osasco /SP.
Giardino Desenvolvimentos Imobiliários S.A. (1)(2)	320,004	733,723.47	0	0.00	Participant of the *Giardino Paraíso* Development.

Glicínia Desenvolvimentos Imobiliários S.A. (1)	1,999	1,999.00	1	1.00	Holder of piece of land of 9,577 sqm in the District of Campo Comprido, City of Curitiba/PR.
Gramínea Desenvolvimentos Imobiliários S.A. (1)(2)	1,051,000	1,050,960.79	0	0.00	Holder of piece of land of 54,200 sqm, on Av. do Anastácio, City of São Paulo/SP.
Guazuma Empreendimentos S.A. (1)(2)	330,400	330,226.81	0	0.00	Holder of piece of land of 8.994 sqm, between Ruas Roma 323/339, Faustolo, Catão and Scipião, City of São Paulo/SP.
Helicônias Desenvolvimento Imobiliário S.A. (1)	1,999	2,274.45	1	1.36	Participant in the *North York* Development.
Horizonte Empreendimentos S.A. (1)	1,999	617,302.30	1	308.81	Participant in the *Horizonte* Development
Iguatemi Porto Alegre Desenvolvimento Imobiliário S.A. (1)	5,333,179	6,632,924.94	1	1.26	Participant in the *Iguatemi Porto Alegre* Development
Image Empreendimentos S.A. (1)	999	94,382.82	1	47.21	Participant in the *Image* Development
Morsiera Empreendimentos S.A (1)	999	934.07	1	0.94	Holder of piece of land of 2,612 sqm at Rua Alexandre Dumas, 1.419, in the City of São Paulo/SP.
Pantai Empreendimentos S.A.(1)	1,999	451,555.13	1	225.89	Participant in the *Pantai* Development.
Peônia Empreendimentos S.A. (1)(2)	15,515,413	15,503,546.84	0	0.00	Holder of piece of land of 1,871,466 sqm at Quinhão 04, Sítio Tamboré/Paiol Velho, in the City of Santana do Parnaíba/SP.
Sândalo Desenvolvimentos Imobiliários S.A. (1)	1,999	1,984.02	1	1.00	Holder of piece of land of 160,024 sqm on Rua Doutor Silvio de Campos, sítio Charco Grande, Gleba 6, in the City of São Paulo/SP.
Sândalo Empreendimentos S.A. (1)	1,999	1,969.03	1	1.00	Holder of piece of land of 160,024 sqm on Rua Doutor Silvio de Campos, sítio Charco Grande, Gleba 6, in the City of São Paulo/SP.
Sibipurana Empreendimentos S.A. (1	6,242,000	6,242,000	1	1.00	Participant in the *Chácara Santa Cruz* Development
Terra Brazilis Empreendimentos S.A. (1)	1,999	37,951.28	1	18.98	Participant in the *Terra Brazilis* Development
Vivanti Empreendimentos S.A. (1)	1,999	372,628.19	1	186.41	Participant in the *Vivanti* Development

(1) America Properties acquired a common share from the SPEs 100% held by Grupo Rossi, aiming at least tow partners per each SPE. The SPEs from which America Properties did not acquire any shares are already held by the Company and by one of the Company's partners.

(2) There are partnerships with other companies not connected to Grupo Rossi.

BY-LAWS

P.S.: Non consolidated, updated pursuant to minutes of meeting dated 02/13/2006 and 03/16/2006, ratified at Annual General Meeting (AGM) dated 04/28/2006.

SECTION I – CORPORATE NAME, HEADQUARTERS, PURPOSE AND DURATION -Article 1 - ROSSI RESIDENCIAL S/A is a corporation governed by the by-laws hereto and by the applicable legislation. **Article 2** – The Company has headquarters and jurisdiction in the city of São Paulo, State of São Paulo, at Avenida Major Sylvio de Magalhães Padilha, 5.200 – Edifício Miami – Bloco C – Conjunto 31. **Sole Paragraph** – The Company may create branches, agencies, warehouses, offices and any other establishments within the country or overseas pursuant to the Board's deliberation. **Article 3** – The Company has as purpose the purchase and sale of real properties, land parceling and real estate development, real estate incorporation and construction destined to sale. **Article 4** – The duration of the Company is indefinite. **SECTION II – CORPORATE CAPITAL AND SHARES - Article 5** – The corporate capital subscribed and paid-up amounts to R$ 445,117,135.30 (four hundred forty five million, one hundred seventeen thousand, one hundred thirty five Reais and thirty cents of Real), divided into 78,851,814 (seventy eight million, eight hundred fifty one thousand, eight hundred fourteen) common, registered, book-entry and nonpar shares. **Article 6** – The Company is authorized, irrespective of deliberation from the General Meeting and by-laws modification, to increase the corporate capital up to 100,000,000 (one hundred million) more common, registered, book-entry and nonpar shares, totalizing 148,351,814 (one hundred forty eight million, three hundred fifty one thousand, eight hundred fourteen) common shares, and the Board of Directors shall determine the number of shares to be issued, for distribution within the country or overseas, under public or private form, the price and other conditions for subscription and paying-up, as well as deliberation about the right of first refusal, thus observing the legal and statutory rules. **Paragraph 1** – The Company may, within the authorized capital limits and pursuant to a plan approved by the General Meeting, grant share purchase option to its managers or employees, or to natural persons who render services to the company or to the company under control, as it may be deliberated by the Board of Directors, provided that it shall be observed the statutory provisions and the applicable legal rules, and the right of first refusal shall not be applicable to the shareholders. **Paragraph 2** – It is prohibited to the Company to issue founders' shares. **Article 7** – The corporate capital shall be represented exclusively by common shares and each common share shall correspond to the right of one vote in the shareholders' deliberations. **Article 8** – All Company' shares shall be book-entry and on behalf of its holders, shall be kept in a escrow account before the financial institution authorized by the Comissão de Valores Mobiliários *[Brazilian Securities Commission]*, chosen by the Company, provided that it shall be observed the provisions of Articles 34 and 35 of Law N. 6,404, dated December 15, 1976 ("**Law N. 6,404/76**") and other applicable legal provisions. **Article 9** – In case of capital increase by subscription of new shares, issuance of debentures convertible into shares and/or subscription bonus, the shareholders shall have the right of first refusal for the subscription of such securities, as provided by Article 171 of Law N. 6,404/76. **Sole Paragraph** – In case of capital increase by subscription of shares and debentures convertible into shares or subscription bonus, which placement takes place by means of (i) the sale in stock exchange or public subscription; or, (ii) share swap, in control acquisition public offering, the Board of Directors may exclude or reduce the legal term for the exercise of the right of first refusal. **Article 10** – The Company may, pursuant to deliberation of the Board of Directors, purchase its own shares, for further cancellation or alienation, thus observing the conditions and requirements provided in Article 30 of Law N. 6,404/76 and other legal provisions applicable. **SECTION III – GENERAL MEETING - Article 11** – The General Meeting shall meet ordinarily once a year and, extraordinarily, whenever called pursuant to the provisions of Law or the By-laws hereto. **Paragraph 1** – The deliberations of the General Meeting shall be taken by majority of votes. **Paragraph 2** – The General Meeting may only deliberate about issues of the agenda, pursuant to the respective calling notices. **Paragraph 3** – For the General Meetings, the shareholders shall present, at least 72 (seventy two) hours in advance, besides the identity card, the evidence of the respective equity interest, issued by the keeping record institution. **Article 12** – The General Meeting shall be installed and directed by the Board of Directors' Chairman and assisted by a person elected by him. **Sole Paragraph** – In the absence of the Board of Directors' Chairman or its substitute, the Chairman and the General Meeting Secretary shall be elected by the present shareholders. **Article 13** – Besides the attributions provided by law, the General Meeting is also responsible for: I. electing and depriving, at any time, the members of the Board of Directors and the Audit Committee, whenever installed; II. taking annually the accounts of the managers and deliberating about the financial statements presented by them; III. Fixing the global fees of the Board of Directors' and the Executive Board's members, as well as the remuneration of the Audit Committee's members, whenever installed; IV. Ascribing share bonuses and deciding about eventual developments and grouping of shares; V. approving the grant of purchase option or shares subscription programs to its managers and employees, as well as to the managers and employees of other companies controlled directly or indirectly by the Company; VI. Deliberating, pursuant to the purpose presented by the management, about the destination of financial year profits and the distribution of dividends; VII. Deliberating about the Company's transformation, consolidation, merger and spin-off, dissolution and liquidation, election of the liquidator, as well as the Audit Committee which shall work during the liquidation period; VIII. deliberating about the Company's abandonment from the Novo Mercado ("**Novo Mercado**") of the São Paulo Stock Exchange – BOVESPA ("**BOVESPA**") in the cases foreseen in Article 41 of this By-laws; and IX. Choosing the specialized company responsible for the preparation of the Company' shares evaluation, in case of canceling the registry of corporation or abandonment from the Novo Mercado, as provided by Section VI of the By-laws hereto, among the companies indicated by the Board of Directors. **Sole Paragraph** – The Chairman of the Meeting shall observe and make enforceable the provisions of the shareholders' agreements filed in the Company's headquarters, and may not allow the computation of the votes against the contents of such agreements. **SECTION IV – MANAGEMENT BODIES - Article 14** – The Company shall be managed by the Board of Directors and the Executive Board. **Paragraph 1** – The investiture in offices shall occur by means of a term registered in an appropriate book, executed by the assuming manager, provided that any management guarantee is dismissed. **Paragraph 2** – The managers shall remain in their positions until their substitutes assume office. **Article 15** – The Meeting shall fix an annual global budget for distribution among the managers and the Board of Directors shall service said distribution individually, observing the provisions of the By-laws hereto. **Article 16** – Any of the management bodies is validly reunited before the presence of the majority of its members and deliberates for the voting of the majority of the present members. **Sole Paragraph** – The meeting previous call as a condition to its validity is only dismissed whenever present all of its members, being admitted for such purpose the votes pronounced by delegation granted to other member or in writing. **Board of Directors - Article 17** – The Board of Directors shall be compound of at least 5 (five) and no more than 11 (eleven) members, being one designated Chairman, one designated Vice-Chairman and the others designated Counselors, elected by the General Meeting, for the period of time of 1 (one) year, in which case re-election is allowed. **Paragraph 1** – At least 20% (twenty percent) of the Counselors shall be Independent Counselors, being also considered as independent the counselor(s) elected by permission, as provided for in Article 141, Paragraphs 4 and 5 of Law N. 6,404/76. **Paragraph 2** – For the purposes of this Article, the term "**Independent Counselor**" means the Counselor who (i) has no bounds with the Company, except corporate capital interests; (ii) is not a Controlling Shareholder (such as defined in Article 35, sole paragraph of the present By-laws), spouse or relative up to second grade of it, or is not or was not, within the last 3 (three) years, bound to the company or entity related to the Controlling Shareholder (people bound to public instruction institutions and/or research are excluded from this restriction); (iii) was not, within the last 3 (three) years, employed or director of the Company, the Controlling Shareholder or company controlled by the Company; (iv) is not supplier or purchaser, direct or indirect, of services and/or products of the Company, in a magnitude involving loss of independence; (v) is not an employee or manager of a company or entity which is offering to or requesting services and/or products from the Company; (vi) is not spouse or relative up to second grade of any of the Company's manager; (vii) does not receive remuneration other than the one corresponding to the position of counselor (revenues originated from interest in corporate capital are excluded from this restriction). **Paragraph 3** – The members of the Board of Directors shall assume office by means of the execution of a term registered in the appropriate book. The members of the Board of Directors shall remain in their offices and in the exercise of their functions until their substitutes are elected, except if the General Shareholders' Meeting deliberates otherwise. The investiture shall be conditioned to the execution of the Managers' Agreement Term, pursuant to the terms of the Novo Mercado Listing Rules, and the members of the Board of Directors shall, promptly after investiture in office, communicate BOVESPA about the quantity and the features of the securities issued by the Company hold by them, directly or indirectly, including their derivatives. **Paragraph 4** – The member of the Board of Directors shall be in good standing. Except dismissed by the General Meeting, it cannot be elected for the Board of Directors the person who (i) takes office in companies which may be considered the Company's competitors or (ii) has or represents interests conflicting with the Company's. The voting right by the member of the Board of Directors cannot be exercised in case the same hindering factors occur superveningly. **Paragraph 5** - Pursuant to Article 115, Paragraph 1 of Law N. 6,404/76, it is forbidden the exercise of voting right in the election of the Board of Directors' members, in circumstances typifying a conflict of interest with the Company. **Paragraph 6** – The Board of Directors' member shall not have access to information or participate of Board of Directors' meetings related to issues it may have or represent a conflict of interest with the Company. **Article 18** – In the election of the Board of Directors members of the Board to be elected, the General Meeting firstly shall determine, by majority of votes, the number of members of the Board to be elected. **Article 19** – The members of the Board of Directors shall, in their first meeting, appoint by majority of votes the Chairman and the Vice-Chairman. **Paragraph 1** – During the deliberations of the Board of Directors, the Chairman, besides its own vote, shall have the right to the quality vote, in case of tie vote. **Paragraph 2** – In cases of temporary inability or vacancy, the Chairman shall be substituted until the next General Meeting takes place, by the Vice-Chairman or, in his absence, by the Counselor who has performed the mandate of Board of Directors' member for the longest period of time or, in his absence, by the oldest Counselor. **Paragraph 3** – In case of inability or vacancy in the position of the Board of Directors' effective member, the Board of Directors shall call a General Meeting to fill the vacancy of the respective position. **Article 20** -- The Board of Directors shall meet ordinarily four times per year and extraordinarily whenever called by the Chairman or by the majority of its members. The meetings of the Board may occur, exceptionally, by means of telephone conference, video conference, electronic mail or by any other means of communication. **Paragraph 1** – The calls for the meetings shall occur with 72 (seventy two) hours in advance. **Paragraph 2** – All deliberations from the Board of Directors shall be recorded in minutes of meeting drawn up in the respective Board's book and executed by the present directors. **Paragraph 3** – During the Board of Directors' meetings it shall be admitted the vote by means of delegation made on behalf of other Counselor, the early writing vote and the vote by fax, electronic mail or any other means of communication, computing as present those members consequently voting. **Article 21** – In addition to other attributions applicable by law or by the By-laws, the Board of Directors is responsible for: exercising the normative function of the Company's activities, arrogating to its own examination and deliberation any issue not inserted in the private competence of the General Meeting or the Executive Board; I. determining the general orientation of the Company's business; II. electing and depriving the Company's Directors; III. calling the General Meeting whenever it considers convenient, or in case of Article 132 of Law N. 6,404/76; IV. supervising the management of the Directors, examining, at any time, the books and papers of the Company and requesting information regarding agreements executed or to be executed and any other acts; V. appreciating the quarterly results of the Company's operations; VI. electing and depriving independent auditors; VII. calling the independent auditors to render the necessary clarifications; VIII. appreciating the Management Report and the Executive Board's accounts and deliberating about its submission to the General Meeting; IX. determining the performance of inspections, audits or accounts survey in the subsidiaries, controlled or affiliated companies of the Company, as well as in sponsored foundations; X. manifesting previously about any issue to be submitted to the General Meeting; XI. authorizing the issuance of the Company' shares, within the limits authorized by the By-laws, determining the issuance conditions, including price and term for paying-up, and excluding or reducing the right of first refusal in the issuance of shares, subscription bonuses and convertible debentures, which issuance is made by means of sale in stock exchange or by public subscription or in public offer for the acquisition of control, in the terms established by law; XII. deliberating about the acquisition by the Company of shares of its own issuance, for maintenance in treasury and/or further canceling or alienation; XIII. proposing, for deliberation in the General Meeting, programs for granting purchase option or share subscription to its managers and employees, as well as to the managers and employees of other companies which are directly or indirectly controlled by the Company, without right of first refusal to the shareholders; XIV. authorizing the issuance of any credit instruments for fund raising, such as bonds, notes, commercial papers and others, of regular use in the market, also deliberating about the conditions of issuance and call; XV. establishing the value of the profit participation of the Company's directors, managers and employees; XVI. deliberating about the issuance of simple debenture, not convertible into shares and without secured guarantee; XVII. defining the three-name list of companies specialized in economic evaluation of companies, for the preparation of the evaluation report of the Company' shares, in case of canceling the registry of corporation or abandonment of the Novo Mercado; XVIII. provided that observed the rules of this By-laws and the applicable legislation, arranging for the order of its works and adopting or creating regulations for its work; and XIX. approving the engagement of the escrow institution rendering the services of book-entry shares. **Executive Board - Article 22** – The Executive Board shall be compound of, at least, 2 (two) and no more than 6 (six) directors, elected and dismissable at any time by the Board of Directors, whether shareholders or not, with a mandate of 3 (three) years, re-eligible, being one designated Managing Director, one designated Investidors Relationship Director and the other Directors without specific designation. **Paragraph 1** - The investiture in offices shall occur by means of a term registered in an appropriate book, thus observing the legal provisions, provided that any management guarantee is dismissed. The investiture shall be conditioned to the execution of the Managers' Agreement Term, pursuant to the terms of the Novo Mercado Listing Rules, and the members of the Executive Board shall, promptly after investiture in office, communicate BOVESPA about the quantity and the features of the securities issued by the Company hold by them, directly or indirectly, including their derivatives

Paragraph 2 - In cases of temporary inability or vacancy, the Managing Director shall be substituted by any other director, elected by the majority of directors, who shall assume cumulatively the Management until the next meeting of the Board of Directors, who shall designate a substitute for the remaining term of management. **Paragraph 3** – The other Directors shall be substituted, in case of absence or temporary inability, by other Director, elected by the Executive Board. The Executive Board shall render a provisory substitute in case of vacancy until the Board of Directors elects its definitive substitute for the remaining term of management. **Article 23** – Provided that observed the legal and statutory provisions applicable and the deliberations of the Shareholders' General Meeting and the attributions of the Board of Directors, the Executive Board is responsible for: I. the management of the Company; II. conducting and distributing the services and tasks of the Company's internal administration; III. orienting and supervising the Company's accounting services; IV. preparing the Management Report, the Accounts and Financial Statements of the Company to be appreciated by the Board of Directors and deliberation of the Shareholders' Meeting; and V. deliberating about the creation or extinguishment of branches, agencies, warehouses, offices and any other establishments within the country or overseas. **Article 24** – Besides coordinating the Directors' action and conducting the performance of the activities related to the general planning of the Company, the Managing Director is responsible for: I. calling and chair the Executive Board's meetings; and II. Keeping the Board of Directors' members informed about the Company's activities and the progress of its operations. **Article 25** – Provided that observed the attributions inherent to the position, the Directors are responsible for administering and managing the social business, complying with the resolutions imposed by the Board of Directors. **Sole Paragraph** – The Investidors Relationship Director is responsible for representing the Company before the Brazilian Exchange Commission, shareholders, investors, stock exchange, Banco Central do Brasil and other bodies related to the activities of the capital market. **Article 26** – The Executive Board's meetings are preceded by a call of all members by the Managing Director and performed with the presence of the majority of its members and its deliberations are decided by the majority of the presents, provided that the Managing Director, besides its own vote, is also responsible for the quality vote. **Article 27** – The Company may be become obliged before third parties and such third parties shall be exempt of responsibility before the Company in case the acts, contracts, exchange drafts, checks, documents and papers which are executed by two Directors or by one Director with a proxy or by two proxies, irrespective of express authorization from the Shareholders' General Meeting or from the Board of Directors. **Sole Paragraph** – Any of the Directors or proxy, individually, may (i) represent the Company before the Court and (ii) provide receipts, discharge and release pledges and guarantees in public or private entities. **Article 28** – The power of attorney shall be always granted on behalf of the Company, by two directors and the mandates shall specify its duration and the powers granted, except those for judicial purposes. **Audit Committee - Article 29** – The Audit Committee of the Company with the attributions set forth by law shall be compound of 3 (three) members and equal number of substitutes and may only be installed by means of calling the shareholders, according to the legal provisions. **Sole Paragraph** – The members of the Audit Committee shall take office by means of execution of the respective term, registered in the appropriate book. The investiture shall be conditioned to the execution of the Audit Committee's Members Agreement Term, pursuant to the provisions of the Novo Mercado Listing Rules, and the Audit Members shall promptly after investiture in office, communicate BOVESPA about the quantity and the features of the securities issued by the Company hold by them, directly or indirectly, including their derivatives. **SECTION V – PROFIT DISTRIBUTION - Article 30** – The financial year starts on January 1st and ends on December 31st of each year, when it shall be prepared the financial statements required by Law N. 6,404/76 and supplementary legislation. **Paragraph 1** – The Company and the managers shall, at least once a year, perform a public meeting with analysts and any other interested people, to release information regarding the economic-financial situation, projects and perspectives of the Company. **Paragraph 2** – The Executive Board may, on its own discretion, provide quarterly balance sheets based upon which it shall be declared and paid dividends, thus observing the By-laws and legal formalities, and the Executive Board also may declare intermediate dividends pursuant to Paragraph 2 of Article 204 of Law N. 6,404/76. **Article 31** – The Company shall distribute, in each financial year, mandatory dividends of, at least, 25% (twenty five percent) of the adjusted net profit, calculated in accordance with the provisions of Article 202 of Law N. 6,404/76. **Article 32** - The Board of Directors may pay or credit to the shareholders the interests upon equity capital, pursuant to the applicable legislation, which shall be ascribed to the amount of the statutory dividend, and such value shall integrate the amount of dividends distributed by the Company. **Article 33** – Pursuant to the provisions of Article 190 of Law N. 6,404/76, the General Meeting which approves the accounts of the financial year may determine the distribution of up to 10% (ten percent) of the result of the financial year, after the adjustments determined by Article 189 of Law N. 6,404/76, to the Company's managers, as social profits sharing. **Paragraph 1** – The distribution of the profit sharing on behalf of the managers may only occur in the financial years in which it is assured to the shareholders the payment of the minimum mandatory dividend provided in the present By-laws.

Paragraph 2 – The Board of Directors shall establish the criteria to attribute profit sharing among the administrators. **Articles 34** –The Corporation shall keep profit reserves referred to as "Expansion Reserves", which shall have the purpose to finance additional applications of fixed and working capital and shall be formed with up to ninety percent (90%) of the remaining net profit after legal and statutory deductions, and such reserves shall not overcome the social capital value. **CHAPTER VI – DISPOSAL OF SHARE CONTROL, CANCELLING OF OPEN CAPITAL COMPANY REGISTRATION AND WITHDRAWAL OF NOVO MERCADO – Article 35 –** The Disposal of Share Control by means of either a single operation or successive ones shall be hired under precedent or resolutory conditions that the acquirer of such control undertakes to carry out a tender offer of remaining shareholders' shares, pursuant to the conditions and term set forth in the legislation in force and in the Novo Mercado Listing Rules, so as to guarantee similar treatment to Alienor Controlling Shareholder. **Sole Paragraph** – For the purposes of these Bylaws, the following terms in capital initials shall have the following meaning: "**Controlling Shareholder**" means the shareholder or group of shareholders linked by shareholders agreement or under common control, which exercises Corporate Control Power. "**Alienor Controlling Shareholder**" means the Controlling Shareholder when it promotes the disposal of the Corporate Control. "**Control Shares**" means the set of shares that directly or indirectly assures to its/their shareholders, the individual and/or shared exercise of the Corporate Control Power. "**Outstanding Shares**" means all shares issued by the Corporation, except for shares held by the Controlling Shareholder, by people linked to it, by administrators of the Corporation and those in treasury. "**Disposal of Corporate Control**" means the remunerated transfer of the Share Control to a third party. "**Control Power**" means the power used to perform the social activities and to guide the operation of the Corporation's bodies, both directly and indirectly, of fact or law. There is relative assumption towards the ownership of control in relation to the person or group of people connected by shareholders' agreements or under common control (the control group) that holds shares that have guaranteed absolute majority of the vote of shareholders who attended the last three Corporate Shareholders' Meetings, even if they do not hold shares that ensure the absolute majority of the voting capital. "**Economic Value**" means the Corporation value and of the shares to be determined by specialized company, upon the use of acknowledged methodology or based on another criterion to be defined by the CVM. **Article 36** – The tender offer referred to in the previous article shall also be carried out: **a)** in case of remunerated granting of bonus rights and of other securities or rights related to convertible bonds, which may cause Disposal of Corporate Control; and **b)** in case of disposal of the control of the Controlling Shareholder in the Corporation, and in that case, the Alienor Controlling Shareholder shall undertake to declare to BOVESPA the amount accrued to the Corporation in such disposal and attach supporting document. **Article 37** – Those who hold shares of the Corporation and who come to acquire Power Control, due to a share purchase agreement performed with the Controlling Shareholder, involving any number of shares, shall be forced to: **a)** to carry out the tender offer referred to in Article 35 hereof; and **b)** refund shareholders from which they have purchased the shares in the stock exchange market on prior to six (6) months before the date of Disposal of Corporate Control, and they shall pay them the occasional difference in the amount paid to the Alienor Controlling Shareholder and the amount paid in the stock exchange per Corporation share in the same period, dully updated on prior to the payment by the IPCA. **Article 38** – The Corporation shall not register the disposal of shares to the purchaser of Power Control or to shareholder(s) that may hold such Control Power, while this/these does/do not subscribe the Instrument of Consent of the Controlling Shareholders, which shall be immediately sent to BOVESPA. **Article 39** – No Shareholders' Agreement that establishes the exercise of Control Power shall be registered at the Corporation's headquarters, without having their signatories subscribe the Instrument of Consent of the Controlling Shareholders, which shall be immediately sent to BOVESPA. **Article 40** – In the tender offer to be established by the Controlling Shareholder or by the Corporation for the cancelling of the Corporation's open capital company registration, the minimum price to be offered shall correspond to the Economic Value accrued in the evaluation report. **Article 41** If the shareholders gathered at the Special General Meeting deliberate on (i) the Corporation's withdrawal from the Novo Mercado so that its shares can be registered outside the Novo Mercado, or (ii) the corporate reorganization of which the resulting company is not admitted for negotiation in the Novo Mercado, the shareholder, or group of shareholders, that holds the Corporate Control Power shall establish a tender offer, the minimum price of which shall correspond to the Economic Value accrued in the evaluation report, pursuant to the applicable legal rules and regulations. **Article 42** – The evaluation report set forth in articles 40 and 41 hereof shall be written by an independent specialized company, with proven experience on the power of decision of the Corporation, its administrators and collaborators, and such report shall also comply with the provisions in paragraph 1 of article 8 of Law No. 6,404/76 and bear the liabilities set forth in Paragraph 6 of the same article of the law. **Paragraph 1** –The General Meeting is in charge of the choice for the specialized company responsible for determining the Corporation Economic Value, as of the presentation, by the Board of Directors, of the three-name list, and the corresponding resolution, not calculating blank votes, shall be made by majority of votes of the shareholders representing the Outstanding Shares in the General Meeting, that if taken in first summons shall count with the shareholders that represent at least twenty percent (20%) of the total Outstanding Shares, of if taken in second summons, it shall count with any number of shareholders representing the Outstanding Shares. **Paragraph 2** –The costs to write the evaluation report requested shall be fully paid by the offering shareholder. **CHAPTER VII – SHARE DISPERSION PROTECTION -Article 43** –Any Acquiring Shareholder (as provide for in Paragraph 2 below) that reaches, either directly or indirectly, a percentage of the Corporation's ownership in Outstanding Shares equal or higher than fifteen percent (15%), and who wishes to purchase more Outstanding Shares, shall be obliged to (i) carry out each new acquisition at BOVESPA, and new private or over-the-counter market negotiations shall be prohibited and, (ii) prior to any acquisition, communicate in writing to the Corporation's Investors Relation Director and to the BOVESPA's trading floor director, by means of the exchange company to be used for the acquisition of shares, the number of Outstanding Shares it intends to acquire, on prior to three (3) calendar days of the date expected for the new shares acquisition, so that BOVESPA's trading floor director can previously call a purchase auction to be carried out at BOVESPA's trading floor, of which the interfering third parties and/or occasionally the Corporation itself, always complying with the terms of the legislation in force, especially the regulations of the Brazilian Securities and Exchange Commission – CVM and the applicable regulations of BOVESPA. **Paragraph 1** – If the Acquiring Shareholder does not comply with the obligations set forth in this Article, the Board of Directors of the Corporation shall call a Special General Meeting, in which the Acquiring Shareholder shall not be able to vote, to resolve on the suspension of the rights of the Acquiring Shareholder that does not comply with the obligations set forth in this Article, pursuant to the provisions of Article 120 of Law No. 6,404/76. **Paragraph 2** – For the purposes of this Article, the term "**Acquiring Shareholder**" means any person (including, but not limited to, any person or legal entity, investment fund, condominium, portfolio, universality of rights, or any other form of organization, residing, or domiciled or headquartered in Brazil or overseas), or group of people binding due to a vote agreement with the Acquiring Shareholder and/or that represent the same interest of the Acquiring Shareholder, which may come to subscribe and/or acquire shares from the Corporation. It is understood, among the examples of a people who may act as a representative of the same interests of the Acquiring Shareholder, any person (i) who is directly or indirectly, controlled or administrated by such Acquiring Shareholder; (ii) who controls or manages, under the same form, the Acquiring Shareholder; (iii), who is directly or indirectly controlled or administrated by any person who control or administrates, directly or indirectly, such Acquiring Shareholder; (iv) in which the controlling shareholder of such Acquiring Shareholder has, directly or indirectly, corporate ownership equal or higher than thirty percent (30%) of the capital stock; (v) in which such Acquiring Shareholder has, directly or indirectly, corporate ownership equal or higher than thirty percent (30%) of the Acquiring Shareholder's capital stock. **Paragraph 3** – The Board of Directors shall waive the application of such Article, if the Corporation finds it suitable. **CHAPTER VIII - ARBITRATION COURT Article 44** –The Corporation, its Shareholders, Administrators and members of the Audit Committee undertake to settle, by means of arbitration, each and every dispute or controversy that may arise among them, which is related or deriving especially of the application, validity, effectiveness, interpretation, violation an their effects of the provisions set forth in Law No. 6,404/76, in the Corporation Bylaws, in the rules edited by the Brazilian Monetary Council,, by the Brazilian Central Bank and by the Brazilian Securities and Exchange Commission, as well as other applicable rules for the operation of the capital market in general, besides those found in the New Marked Listing Rules, of the Novo Mercado Participation Agreement, and of the Arbitration Regulations of the Market Arbitration Chamber, pursuant to this regulation. **Sole Paragraph** – Brazilian laws shall be solely applicable to each and every controversy, as well as the performance, interpretation and validity of this arbitration clause. Arbitration shall take place in the City of São Paulo, State of São Paulo, the district where the Arbitration Award shall be issued. Arbitration shall be administered by the Market Arbitration Chamber itself, and it shall be conducted and judged pursuant to the provisions related to the Arbitration Regulations, and the parties, under Chapter 12 of the same regulation, shall commonly choose another chamber or arbitration center to settle such litigations. **CHAPTER IX - CORPORATION DISSOLUTION - Article 45** –The Corporation shall be dissolved in the cases determined by law, and the General Meeting shall elect the liquidator or liquidators, as well as the Audit Committee that shall be operating at such time, complying with all legal formalities. **CHAPTER X – GENERAL AND TRANSITORY PROVISIONS -Article 46** –The Corporation shall comply with the shareholders' agreements filed in their headquarter, and the presiding officers of the General Meeting or Board of Directors are expressly prohibited to comply with the voting declaration of any shareholder, signatory of the shareholders' agreement dully filed at the headquarters, which is noncompliant with the said agreement, and the Corporation is also expressly prohibited to accept and cause the transfer of shares and/or grant the right of shares subscription and/or other securities, which do not comply with the provisions and regulations of the shareholders' agreement. **Article 47** – The Corporation shall not grant financing or guarantees to any third parties, under any modality, for business other than those of corporate interest. **Article 48** – Pursuant to the provisions of Article 45 of Law No. 6,404/76, the refund amount to be paid to dissident shareholders shall be based on the net equity, established in the last balance sheet approved by the General Meeting. **Article 49** –The publications ordered by Law No. 6,404/76 shall be published at the Estate of São Paulo Official Registry and in the newspaper *O Estado de São Paulo.* **Article 50** – The provisions of Article 43 hereof shall not applied to shareholders or group of shareholders that, on January 26, 2006, are directly or indirectly holders of fifteen percent (15%) or more shares issued by the Corporation, as well as its heirs and successors". **4)** Establishment of the number of the Board of Directors members in six (6), and the election of the following staff has been approved: **João Rossi Cuppoloni**, Brazilian, married, civil engineer, bearer of identity card RG/SSP/SP No. 1.662.452, enrolled with the individuals taxpayers registry CPF/MF under No. 004.563.908-63; **Edmundo Rossi Cuppolini**, Brazilian, married, civil engineer, bearer of identity card RG/SSP/SP No. 1.934.891, enrolled with the individuals taxpayers registry CPF/MF under No. 004.232.708-34; **Roosevelt Sanches Cruz,** Brazilian, married, business administrator, bearer of identity card RG/SSP/SP No. 5.895.932-4, enrolled with individual taxpayer registry CPF/MF under No. 638.538.928-68, all of whom with an office at Avenida Major Sylvio de Magalhães Padilha nº 5200 – Edifício Miami – Bloco C – Conjunto 31 – São Paulo - SP; **João Paulo Franco Rossi Cuppoloni**, Brazilian, married, electric engineer, bearer of identity card RG/IFP/RJ No 07.404.345-6, enrolled with the individual taxpayer registry CPF/MF under No. 004.165.377-74 and with office at Avenida das Américas nº 500 - Bloco 18 salas 205 e 206 - Barra da Tijuca - Rio de Janeiro – RJ; **Marcelo Serfaty**, Brazilian, married, economist, bearer of identity card RG/SSP/RJ No. 004.457.205-5, enrolled with the individual taxpayers registry CPF/MF under No. 693.156.557-53 and with office at Avenida Presidente Wilson nº 231 – 17º andar – Rio de Janeiro – RJ; **Eleazar de Carvalho Filho**, Brazilian, married, economist, bearer of identity card RG/SSP/SP No. 11.620.489, enrolled with the individual taxpayers registry CPF/MF under No. 382.478.107-78 and with office at Avenida Ataulfo de Paiva nº 1351 – 1º andar – Rio de Janeiro – RJ, all of whom with mandate until the General Shareholders Meeting to be carried out after the end of fiscal year 2006. With the election of the directors, under this item, the following have not been renominated, due to their requests to resign: Cleber Agostinho Palácio de Almeida, Luciana Rossi Cuppoloni and Sérgio Pedroso Rossi Cuppoloni, the mandates of whom terminate with the execution of the terms of investiture of the new directors and of those renominated ones. **5)** Establishment of global and annual monies of up to six hundred Reais (R$ 600,000.00), to remunerate the members of the Board of Directors and of up to one million and eight hundred thousand (R$ 1,800,000.00) for the remuneration of the Board of Directors members, and each of these bodies, by common sense, attribute to each of the corresponding members the amounts of the monthly remuneration, during the present fiscal year.

20.00 - INFORMATION ON CORPORATE GOVERNANCE AND CORPORATE GOVERNANCE PRACTICES

Corporate Governance is the system by which a corporation is run and monitored, involving the relationship among shareholders, Board of Directors, Board, independent auditors and Audit Committee.

Now the Novo Mercado, a segment at BOVESPA's listing aimed at the negotiation of shares issued by companies that promise to voluntarily comply with the adoption of corporate governance practices and disclosure of additional information in relation to what has already been demanded by the legislation in force.

BOVESPA has three different levels of corporate governance practices, Level I, Level II and Novo Mercado. They differ by the degree of demands of such practices. The Novo Mercado is the strictest among them, and it demands the most of corporate governance practices to be adopted by the Corporation.

The Company, since 2003, has altered its Bylaws and adhered to Level I.

On January 27, 2006, we joined the Novo Mercado, by reinforcing our commitment with good corporate governance practices.

IBGC

According to the Brazilian Institute of Corporate Governance (IBGC), corporate Governance is the system by which a corporation is run and monitored, involving the relationship among Shareholders/Quotaholders, Board of Directors, Board, Independent Auditors and Audit Committee. Therefore, good corporate governance practices have aimed at increasing the value of the corporation, making its access to the capital easy and contributing towards its perpetuity.

IBGC's "Code of Better Corporate Governance Practices" is intended to identifying ways for all types of corporations aiming at (i) increasing the corporation value; (ii) improving its performance; (iii) making its access to the capital at lower costs easier; and (iv) contributing towards it perpetuity; and the basic principles inherent to such practices are transparency, equality, rendering of accounts and corporate responsibility.

Among the corporate governance practices recommended by the IBGC, we adopt:

the exclusive issuance of common shares;

the maintenance and release of registers informing the quantity of shares related to each partner;

the "one share equals one vote" policy;

the hiring of an independent audit company to asses the balance sheets and financial statements, and this same company is hired to render other services, assuring total dependency.

Clear Bylaws as far as the following are concerned: (i) ways by which a General Meeting is called; (ii) competences of the Board of Directors and Board; (iii) voting, election, discharge and mandate of the members of the Board of Directors and the Board;

transfer in the release of the administration's annual reports;

prohibition to use privileged information and existence of Material Information release policy;

provision in by-laws of a arbitration as means to settle possible controversies among shareholders and the Company;

provision in by-laws of vetoing the election of a director who occupies a position in companies deemed our competitors or who has or represents conflicting interest, except in case of express permission in writing by the majority of our Board of Directors;

provision in by-laws of vetoing of access to information and right to vote to directors under situation of conflicting interest; and

the tender offer that result in assignment of control shall be addressed to all our shareholders, who shall have the option of selling their shares under the same conditions as the controller, including the participation in the control premium, if any.

The Novo Mercado (Novo Mercado) is a BOVESPA listing segment intended to the trading of shares issued by companies that undertake, voluntarily, to adopt the corporate governance practices and release of additional information in relation to what is required by the legislation.

BOVESPA has three different level of corporate governance practices, Level 1, Level 2 and Novo Mercado. They are differentiated by the level of requirements of such practices, being the Novo Mercado stricter of them.

On March 8, 2007, we amended our By-laws so as to adapt it to the Novo Mercado rules. After publication of the Initial Announcement, we joined the Novo Mercado reinforcing our commitment with the good corporate governance practices.

Board of Directors

The Board of Directors of companies authorized to have their shares traded in the Novo Mercado shall comprise at least 5 members, of which twenty percent (20%), at least, shall be Independent Directors, elected by the General Meeting, with unified mandate of two (2) years maximum, being their reelection permitted. All members of the Board of Directors and of the Executive Board shall subscribe a *Instrument of Consent dos Administradores* [Managers' Instrument of Consent], subjecting their taking the respective offices to the subscription of such document. By means of the Instrument of Consent, the Company managers personally undertake to act in compliance with the Novo Mercado Participation Agreement, the Regulation of the Stock Market de Arbitration Chamber and with the Novo Mercado Regulation.

According to the Company's By-laws, the Board of Directors shall have at least 5 members, of which twenty percent (20%), at least, shall be Independent Directors. Directors are elected in General Shareholders' Meeting for a unified mandate of unified mandate of one (1) year, being it permitted to either reelect or dismiss them any time by the Company's shareholders gathered in General Meeting.

The Company has two (2) Independent Directors in the Board of Directors, who have no other relationship with the Company apart from their participation in the Board of Directors. They are: Marcelo Serfaty, Brazilian, married, economist, holder of ID Card RG nº 004.457.205-5, SSP/RJ, enrolled with the CPF/MF (taxpayer registry) under the no. 693.156.557-53, with place of office at Avenida Ataulfo de Paiva no. 204 – 12º andar – Rio de Janeiro - RJ and Eleazar de Carvalho Filho, married, economist, holder of ID Card RG no. 11.620.489, enrolled with the CPF/MF under no. 382.478.107-78, with place of office at Avenida Ataulfo de Paiva nº 1351 – 1º andar – Rio de Janeiro - RJ.

Audit Committee

The Audit Committee is a body independent from the management and of the Company external Audit. Like the Board of Directors, the members of the Audit Committee, by means of the Instrument of Consent of the Members of the Audit Committee, take personal accountability to act in compliance with the Novo Mercado Participation Agreement, the Regulation of the Stock Market de Arbitration Chamber and with the Novo Mercado Regulation.

The Company's Audit Committee operates on non-permanent basis, by it may be convened in any given corporate year if required by the shareholder, pursuant to the legislation in force. Currently, the Company has not Audit Committee convened.

Minimum Percentile of Outstanding Shares after the Capital Increase

According to the Novo Mercado Regulation, in the event of capital increase that has not been fully subscribed by those entitled right of preference or which did not have sufficient number of parties interested in respective public distribution, the total or partial subscription of such capital increase by the Controlling Shareholder shall oblige the latter to take the necessary measure to set up the minimum percentile of Outstanding Shares, of twenty-five percent (25%) of the Company capital stock, in the six (6) months subsequent the homologation of the subscription.

Disposal of Control

The Novo Mercado Regulation sets forth that the Company Disposal of Control, both by means of one single operation, and by means of successive operations, shall be contracted under the condition, either suspensive or resolutory, that the buyer undertakes to effect the tender offer of the acquisition of the remaining shares of the other shareholders of the Company, pursuant to the conditions and terms stated in the legislation in force and in the Novo Mercado Regulation, so as to ensure an equal treatment to that given to the Alienor Controlling Shareholder, and it shall be delivered to BOVESPA a statement including the other price and operating conditions for disposal of the Company control.

This offer shall be requested when there is remunerated granting of share subscription rights to other securities and rights related to share-convertible securities, which may cause the disposal of Disposal of Corporate Control; and in case of disposal of the control of the Corporation, and in that case, the Alienor Controlling Shareholder shall undertake to declare to BOVESPA the amount accrued to the Corporation in such disposal and attach supporting document.

The Alienor Controlling Shareholder shall not transfer the ownership of its shares while the purchaser does not subscribe the Controlling Shareholders' Instrument of Consent. The Corporation shall not register any disposal of shares to the purchaser or to those who may hold such control, while this/these does/do not subscribe the Instrument of Consent of the Controlling Shareholders, which shall be immediately sent to BOVESPA.

The purchaser shall, whenever applicable, take the necessary measures to reorganize the percentage of Outstanding Shares, consisting of twenty-five percent (25%) of the total shares of the Company's capital stock, on prior to six (6) months after acquiring the Control.

Control Acquisition by means of Successive Acquisitions

According to the Novo Mercado Regulations, those who hold Company shares and who may acquire its share control, due to a share purchase and sale agreement performed with the Controlling Shareholder, involving any number of shares, shall be forced to carry out a tender offer in the model referred to hereinabove and refund shareholders from which they have purchased the shares in the stock exchange market on prior to six (6) months before the date of Disposal of Corporate Control, and they shall pay the occasional difference in the amount paid to the Alienor Controlling Shareholder and the amount paid in the stock exchange per Corporation share in the same period, dully updated.

Securities Business and its Derivates by Administrator, Controller and Members of the Audit Committee

The administrators, Controlling Shareholders and members of the Company's Audit Committee shall communicate BOVESPA, soon after the investiture in the position, the number and characteristics of the Company-issued securities of which they are holders, directly or indirectly, with no derivatives.

Still on the Novo Mercado regulations, the Controlling Shareholders shall undertake to communicate BOVESPA
(i) the number and characteristics of the Company-issued securities of which they are holders, directly or indirectly, including their derivatives, and such communications shall be made immediately after control power acquisition and (ii) any negotiations that are carried out with regards to the securities and their derivatives, in detail, even informing price, on prior to ten (10) days after the end of the month in which such negotiation is carried out..

Cancellation of Company Registration

According to the Novo Mercado regulations and the Company's Bylaws, the cancelling of the open-capital Company registration shall demand the establishment of an evaluation report of its shares by the corresponding Economic Value, and such report shall be established by a specialized company or institution, with proven experience on the power of decision of the Company, its administrators and/or Controlling Shareholders, and such report shall also comply with the provisions in Paragraph 1 of Article 8 of Law No. 6,404/76 and bear the liabilities set forth in Paragraph 6 of the same Article of the law.

The General Meeting is in charge of the choice for the specialized company responsible for determining the Corporation Economic Value, as of the presentation, by the Board of Directors, of the three-name list, and the corresponding resolution, not calculating blank votes, shall be made by majority of votes of the shareholders representing the Outstanding Shares in the General Meeting, that if taken in first summons shall count with the shareholders that represent at least twenty percent (20%) of the total Outstanding Shares, of if taken in second summons, it shall count with any number of shareholders representing the Outstanding Shares.
The costs to establish an evaluation report shall be fully paid by the offering shareholder.

In the tender offer to be established by the Controlling Shareholder or by the Corporation for the cancelling of the Corporation's open capital company registration, the minimum price to be offered shall correspond to the Economic Value accrued in the evaluation report.

When the market is informed about the decision to cancel the registration of the open capital company, the offering shareholder shall disclose the minimum amount per share of lot of one thousand shares for which the tender offer will be established. The tender offer shall be subject to the amount accrued in the evaluation report, which shall not be higher than the amount disclosed by the offering shareholder, as provided for in the abovementioned Paragraph.

If the Economic Value of the shares is higher than the amount informed by the offering shareholder, the decision to establish the cancellation of the open capital company shall be revoked, except if the offering shareholder expressly agrees to establish a tender offer by the Economic Value accrued, and it shall disclose decision taken to the market.

Furthermore, the procedure for cancellation of the open capital company registration shall follow the procedures and other requirements set forth in the legislation in force, especially those found in the rules issued by the CVM on the matter, complying with the provisions of the Novo Mercado Regulations.

Withdrawal from the Novo Mercado

The Company is allowed to withdraw from the Novo Mercado at any time, as long as such withdrawal is approved in a Shareholders' General Meeting and communicated to BOVESPA in writing on prior to thirty (30) days. The General Meeting's minutes shall state the reason for such withdrawal from the Novo Mercado, and this implies the loss of the open company status registered with BOVESPA.

Policy to Disclose Information to the Market

According to Injunction No. 358 of CVM, the Company still has a Policy to Disclose Information to the Market, which consists of disclosing material information and keeping confidentiality about information that has not been disclosed to the public.

Material information consists of any decision by the Controlling Shareholder, General Meetings' provisions, or provisions of the Company's administrative board, or by any other political-administrative, technical, negotiating or economic-financial act or fact occurred or related to the Company's business, which may influence (i) the quoting of such securities; (ii) the decision of investors' intent to purchase, sell or keep the securities; or (iii) the investors' determination to exercise any rights inherent to the condition of securities holders.

The Investors' Relations Director shall be liable to disclose and communicate to CVM and to the Stock Exchange Markets, any material act or fact occurred or related to the Company's business that is considered material information, as well as broadly and immediately disseminate material information at the stock exchange and to the public in general (through announcements published in newspapers, etc.).

Injunction No. 358 of CVM establishes a single exception hypothesis to the immediate disclosure of material information. Such information shall only fail to be disclosed if its relevance can endanger the legitimate Company interests.

All people connected (the Company's Controlling Shareholders, its officers, members of the Board of Directors, of the Audit Committee and of any other bodies with technical or consulting positions established by statutory provisions, manages and employees who have frequent access to material information and others that the Company may consider necessary or convenient) shall execute the Adhesion Term to the Material Information Release Policy, and keep confidentiality on the undisclosed information, under the penalty of indemnifying the Company and other people connected to the damage that may incur from such disclosure.

Arbitration

By the Novo Mercado Regulation, and by the Company Bylaws, BOVESPA,
the Controlling Shareholder, the administrators, the Company and the members of the Audit Committee undertake to settle any dispute or controversy related to or that may arise from the Novo Mercado Regulation, from the Novo Mercado Participation Agreement, from the Arbitration Clause, and especially, its application, validity, effectiveness, ruling, violation and its effects, , by means of arbitration, under the

terms of the Market Arbitration Regulations.

Timely Information

Cash Flow Statement

The Novo Mercado Regulations establish that the Company's financial statements and the consolidated statements to be established at the end of each quarter (except for the last quarter) and at each fiscal year, must compulsorily include a Cash Flow Statement, which shall indicate, at least, the alterations occurred in the cash balance and cash equivalents, separated in operation, financing, and investment flows.

According to the Novo Mercado Regulation, the Company must submit the Cash Flow Statements six (6) months after the Company has obtained authorization to negotiate in the Novo Mercado.

Financial Statements Pursuant to International Standards

The Novo Mercado Regulations establish that after the end of each fiscal year the Company shall establish (i) financial statements or consolidated statements, when applicable, pursuant to international standards US GAAP or IFRS, in Reais and in American dollars, which shall be released as a whole, in English. They shall also be accompanied by the administration report, by explanatory notes, which gather information such as net profit and net equity calculated at the end of the fiscal year pursuant to Brazilian accounting principles and the proposal of results destination, and by the opinion of the independent auditors; or (ii) release, in English, the entire financial statements, administration reports and explanatory notes with an additional explanatory note on the conciliation of results of that fiscal year and of the net equity calculated pursuant to Brazilian accounting criteria and to the international standards US GAAP or IFRS, stating the main differences between the accounting criteria applied and those of the independent auditors' opinion (registered with the CVM and with proven experience in the examination of financial statements pursuant to international standards US GAAP or IFRS).
According to the Novo Mercado, the adoption of such criteria must take place as of the disclosure of such financial statements referring to the second fiscal year after the Company has obtained authorization to negotiate in the Novo Mercado the securities issued by it.

The Company executed an adhesion contract to the Novo Mercado on January 27, 2006, and on the date of this Prospect, it had filed with CVM the financial statements of fiscal years 2005 and 2006, pursuant to international standards *U.S. GAAP.*

Quarterly Information in English or created Pursuant to International Standards

According to this rule, the Company shall submit the entire Quarterly Information translated into English or, then, submit financial statements or consolidated statements, when applicable, pursuant to international standards US GAAP or IFRS.

This submission of Quarterly Information, which shall be accompanied by the Independent Auditors' Opinion or Special Review Report, shall take place as of the release of the first financial statement created pursuant to international standards US GAAP or IFRS.

On the date of this Prospectus, the Company had filed with CVM the entire Quarterly Information corresponding to the first quarter of 2007, translated into English.

Additional Requirements for the Quarterly Information - ITR

The Novo Mercado Regulations establish some supplementary information that shall be comprised in the ITR. They are: (i) to submit the consolidated balance sheet, the Consolidated Results Statement and the consolidated statement Comments, if it is obliged to submit consolidated statements by the end of the fiscal year; (ii) to inform the ownership of everyone holding more than five percent (5%) of the Company's capital stock, either directly or indirectly, even individual shareholders; (iii) to inform in a consolidated manner the quantity and the characteristics of the Company-issued securities held directly or indirectly by the group of Controlling Shareholders, administrators and members of the Audit Committee; (iv) to inform the ownership status of the people mentioned in item (iii) above, regarding the corresponding securities, over the twelve (12) previous months; (v) to include in the explanatory notes, the aforementioned Cash Flow Statements; (vi) to inform the number of Outstanding Shares and their percentage in relation to the total shares issued; and (vii) to inform the existence of an Arbitration Clause.

Such implementation shall take place on prior to six (6) months after the Company has obtained authorization to negotiate in the Novo Mercado the securities issued by it.

Additional Requirements for the Annual Information - IAN

The Novo Mercado also requires the inclusion of items (iii), (iv) and (vii) of the topic *"Additional Requirements for Quarterly Information"* in the Company's Annual Information in the Chart of Other Information the Company Finds Relevant.

Public Meeting with Analysts

The Novo Mercado Regulation establishes that, at least once a year, the Company and its administrators shall have a public meeting with analysts and any other interested parties to release information about its corresponding economic-financial status, projects and perspectives.

Annual Calendar

The Novo Mercado establishes that the Company and its administrators shall send BOVESPA and disclose, by the end of January every year, an annual calendar, informing the scheduled corporate events, and with information on the Company, the event, date and time it will take place, the publication and sending of the document referred to at the event to BOVESPA. Occasional subsequent alterations with regards to the scheduled events shall be sent to BOVESPA and be immediately disclosed.

Contracts with the Same Group

The Administrator's and Controlling Shareholders' Controlled Companies and Associated Companies, as well as other corporations that together with these entities form a group of fact and law, whenever an amount equal or higher than two hundred thousand reais (R$ 200,000.00) is reached, or similar or higher amount to one percent (1%) on the Company's net equity, whichever one is higher, is reached in a single contract or in successive contracts, with or without the same purpose, in any period of the year.

Such disclosed information shall specify the subject matter of the agreement, term, amount, rescission or termination conditions and occasional influence of the agreement on the administration or on the Company's business conduction.

01.03 - SHAREHOLDERS' DEPARTMENT;

1 – INVESTORS' RELATIONS DIRECTOR;
2 – CURRENT BOARD OF DIRECTORS AND BOARD;

1 – PROFESSIONAL EXPERIENCE AND ACADEMIC BACKGROUND OF EACH DIRECTOR AND OFFICER;
2 – EVENTS RELATED TO CAPITAL DISTRIBUTION;

1 – OWNERSHIP OF SHAREHOLDERS WITH MORE THAN 5% VOTING SHARES;
2 – CAPITAL STOCK – OWNERSHIP;

04.02 – CAPITAL SOCIAL – SUBSCRIBED AND ALTERATIONS

04.03 – CAPITAL SOCIAL – BONUSES / STOCK SPLITTING;

04.04 – CAPITAL SOCIAL – AUTHORIZED;

04.05 – CAPITAL STOCK – COMPOSITION; AUT. CAPITAL;

07.03 – EQUITY IN CONTROLLED OR ASSOCIATED COMPANIES;

09.01 – COMPANY - BRIEF HISTORY;

1 - CHARACTERISTIC OF THE WORKING SEGMENT;
2 – RAW MATERIALS AND SUPPLIERS;
3 PRODUCTION PROCESS

11.02 – COMMERCIALIZATION PROCESS, DISTRIBUTION, MARKETS AND EXPORTATION;

11.03 – COMPETITIVE PROCESS POSITIONING;

14.02 - RECOMMENDABLE, BUT NOT COMPULSORY INFORMATION;

20.01 - DESCRIPTION OF ALTERED INFORMATION

1 - OTHER INFORMATION CONSIDERED IMPORTANT TO BETTER UNDERSTAND THE COMPANY;
2 - ENVIRONMENTAL PROBLEMS;
3 - LAWSUITS HIGHER THAN 5% OF NET EQUITY OR NET PROFIT;
4 – OPERATIONS WITH RELATED COMPANIES;
5 – BYLAWS.

1. CVM CODE	2. CORPORATE NAME	3. CNPJ [BRAZILIAN REVENUE SERVICE REGISTRY OF LEGAL ENTITIES]:
01630-6	ROSSI RESIDENCIAL S.A.	61.065.751/0001-80

TABLE OF CONTENTS

GROUP	CHART	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
01	02	HEADQUARTERS	1
01	03	SHAREHOLDERS' DEPARTMENT	1
01	04	– INVESTORS' RELATIONS DIRECTOR (Mailing address with the Company)	2
01	05	REFERENCE / AUDITOR	2
01	06	COMPANY CHARACTERISTICS	2
01	07	OWNERSHIP / SECURITIES	3
01	08	DOCUMENTS PUBLICATION	3
01	09	NEWSPAPER WHERE COMPANY RELEASES INFORMATION	3
01	10	INVESTORS RELATIONS DIRECTOR	3
02.01	01	CURRENT BOARD OF DIRECTORS AND BOARD;	4
02	02	PROFESSIONAL EXPERIENCE AND ACADEMIC BACKGROUND OF EACH DIRECTOR AND OFFICER (ADM. AND FISCAL) AND	5
03	01	EVENTS RELATED TO CAPITAL DISTRIBUTION	7
03	02	OWNERSHIP OF SHAREHOLDERS WITH MORE THAN 5% COMMON AND/OR PREFERRED SHARES;	8
03	03	OWNERSHIP OF SHAREHOLDERS WITH MORE THAN 5% SHARES	9
04	01	CAPITAL STOCK BREAKDOWN	13
04	02	SUBSCRIBED CAPITAL STOCK AND ALTERATIONS OVER THE LAST THREE YEARS	14
04	03	BONUS/STOCK SPLITTING OR GROUP OF SHARES OVER THE LAST THREE YEARS	15
04	04	AUTHORIZED CAPITAL SOCIAL	16
04	05	AUTHORIZED CAPITAL STOCK BREAKDOWN	16
05	01	TREASURY STOCKS	17
06	01	GAINS OVER THE LAST THREE YEARS,	18
06	03	CAPITAL STOCK STATUTORY PROVISIONS	19
06	04	COMPULSORY DIVIDENDS	19
07	01	REMUNERATION AND ADMINISTRATORS' PROFIT SHARING	20
07	02	PROFIT SHARING AND CONTRIBUTIONS OVER THE LAST THREE YEARS	20
07	03	EQUITY IN CONTROLLED OR ASSOCIATED COMPANIES	21
09	01	BRIEF COMPANY HISTORY	23
09	02	CHARACTERISTIC OF THE WORKING SEGMENT	24
09	03	BUSINESS SEASONALITY PERIOD	38
10	01	PRODUCT AND SERVICES OFFERED	39
10	02	RAW MATERIALS AND SUPPLIERS	40
11	01	PRODUCTION PROCESS	41
11	02	COMMERCIALIZATION PROCESS, DISTRIBUTION, MARKETS AND EXPORTATION	50
11	03	COMPETITIVE PROCESS POSITIONING;	54
12	01	MAIN PATENTS, COMMERCIAL BRANDS AND FRANCHISE	59
14	01	CORPORATE AND/OR RESULTS PROJECTIONS	60
14	02	RECOMMENDABLE, BUT NOT COMPULSORY INFORMATION	61
14	03	OTHER INFORMATION CONSIDERED IMPORTANT TO BETTER UNDERSTAND THE COMPANY	63
15	01	ENVIRONMENTAL PROBLEMS	73
16	01	LAWSUITS	74

1. CVM CODE	2. CORPORATE NAME	3. CNPJ [BRAZILIAN REVENUE SERVICE REGISTRY OF LEGAL ENTITIES]:
01630-6	ROSSI RESIDENCIAL S/A	61.065.751/0001-80

TABLE OF CONTENTS

GROUP	CHART	DESCRIPTION	PAGE
17	01	OPERATIONS WITH RELATED COMPANIES	75
18	01	BYLAWS	78
		AMERICA PROPERTIES S/A	
		ALCEA EMPREENDIMENTOS LTDA	
		SANQUEZIA EMPREENDIMENTOS S/A	
		MARSHALL EMPREENDIMENTOS LTDA	
		PEONIA EMPREEND. IMOB. S/A	
		VERNONIA EMPREENDIMENTOS S/A	
		BCP EMPREENDIMENTOS IMOBILIARIOS LTDA	
		RISERVATO ALTO LAPA DES IMOBILIARIO LTDA	
		BETULA EMPREENDIMENTOS S/A	
		VILA ALBANI EMPREENDIMENTOS LTDA	
20	00	INFORMATION ON CORPORATE GOVERNANCE	87
20	01	DESCRIPTION OF ALTERED INFORMATION	95/096

END